CIRCUIT CITY STORES, INC.

ANNUAL REPORT 2002


circuit
city


02033676




CARmax
THE AUTO SUPERSTORE



A Focus on the Customer

FINANCIAL HIGHLIGHTS

(Dollar amounts in thousands except per share data)	2002	Fiscal Years Ended February 28 or 29 2001	2000
CIRCUIT CITY STORES, INC.			
Net sales and operating revenues	**$12,791,468**	$12,959,028	$12,614,390
Earnings from continuing operations	**$ 218,795**	$ 160,802	$ 327,830
Total assets	**$ 4,539,386**	$ 3,871,333	$ 3,955,348
Total stockholders' equity	**$ 2,734,438**	$ 2,356,483	$ 2,142,174
Working capital	**$ 2,011,384**	$ 1,555,580	$ 1,536,456
CIRCUIT CITY GROUP			
Net sales and operating revenues	**$ 9,589,803**	$10,458,037	$10,599,406
Earnings from continuing operations before income attributed to the reserved CarMax Group shares	**$ 127,993**	$ 115,238	$ 326,712
Earnings from continuing operations	**$ 190,799**	$ 149,247	$ 327,574
Earnings per share from continuing operations:			
Basic	**$ 0.93**	$ 0.73	$ 1.63
Diluted	**$ 0.92**	$ 0.73	$ 1.60
Number of Circuit City Superstores	**604**	594	571
CARMAX GROUP			
Net sales and operating revenues	**$ 3,201,665**	$ 2,500,991	$ 2,014,984
Net earnings	**$ 90,802**	$ 45,564	$ 1,118
Net earnings per share:			
Basic	**$ 0.87**	$ 0.45	$ 0.01
Diluted	**$ 0.82**	$ 0.43	$ 0.01
Number of CarMax retail units	**40**	40	40

On June 16, 1999, Digital Video Express announced that it would discontinue operations. Results of continuing operations of Circuit City Stores, Inc. and Circuit City Group shown in the tables above exclude Digital Video Express. See notes to consolidated and group financial statements.

THE CIRCUIT CITY STORES, INC. COMMON STOCK SERIES INCLUDE:

Circuit City Group Common Stock (NYSE:CC). Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. At the end of fiscal year 2002, the Circuit City business included 604 Superstores in 159 markets and 20 Circuit City Express mall stores. The Circuit City Group Common Stock includes shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

CarMax Group Common Stock (NYSE:KMX). As the pioneer of the used-car superstore concept, CarMax is transforming automobile retailing with a friendly offer that delivers low, no-haggle prices; a broad selection; high quality; and customer-friendly service. At the end of fiscal year 2002, CarMax operated 40 retail units in 38 locations, including 35 used-car superstores and 18 new-car franchises.

IN THIS REPORT, WE USE THE FOLLOWING TERMS AND DEFINITIONS:

Circuit City Stores and Circuit City Stores, Inc. refer to the corporation, which includes the Circuit City retail stores and related operations and the CarMax retail stores and related operations.

Circuit City refers to the retail operations bearing the Circuit City name and to all related operations such as Circuit City's finance operation and product service.

Circuit City Group refers to the Circuit City and Circuit City-related operations and the CarMax shares reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

CarMax Group and CarMax refer to retail locations bearing the CarMax name and to all related operations such as CarMax's finance operation.

FORWARD-LOOKING STATEMENTS:

This report contains forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, risks associated with plans to separate the CarMax business from the company and create an independent, separately traded public company. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in the company's Securities and Exchange Commission filings. See also the Circuit City Stores, Inc. "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained in this annual report.




circuit
city
We're with you.SM


CARMAX

The way car buying should be.SM

A FOCUS ON THE CUSTOMER

Throughout our history, Circuit City has differentiated itself by creating a shopping experience focused on customer needs and expectations.

We are committed to providing our customers with a great experience. In today's world of complex and constantly changing technologies in consumer electronics and home office products, it is critical that we know a lot about our products. It is also important to share our knowledge and enthusiasm so that the customer is comfortable asking questions and has the opportunity to experience hands-on demonstrations of the many new and exciting products we carry. We also offer many "self-serve" selections of less complex technologies. And for those wanting to research or shop from the comfort of home, CircuitCity.com offers a convenient alternative, with the same dedication to a great experience.

Today's consumer electronics products may seem worlds apart from those we sold in our first stores, but we assure you that our commitment has not changed. We are here to serve the customer.

From the outset, an unwavering focus on providing what the consumer wants has been the core of the CarMax concept.

That consumers have long held the automobile retailing industry in low esteem is illustrated by the annual Gallup Poll ranking "car salesmen" at the bottom of all professions for honesty and ethics year after year. CarMax's open, customer-friendly approach to the business has been revolutionary. Without having to negotiate, a CarMax customer knows the low price of the car, of financing and of an extended warranty and the price CarMax will pay the customer for a trade-in. This sales process is what consumers asked for when CarMax was developing its unique consumer offer, and it is the sales process that is driving CarMax's current success. The CarMax sales consultant's only concern is helping the customer find the car that meets the customer's needs and budget.

Circuit City's intense customer focus is CarMax's heritage. It governs CarMax's operations today and is the foundation for CarMax's future.



W. ALAN McCOLLOUGH

Fiscal 2002 was a pivotal year. In our Circuit City business, we put past distractions behind us and focused on improvements in customer service, merchandising and marketing. Our improved second-half results convince us that we are on the right track. For CarMax, it was a year of outstanding performance and continued delivery on the promise of our business model. While these two businesses are at different stages in their lives, we believe the key to the future performance of each lies in a continued intense focus on the fundamentals of customer service.

CONSOLIDATED RESULTS

Circuit City Stores, Inc. reported consolidated sales of $12.79 billion for the fiscal year ended February 28, 2002, compared with $12.96 billion in fiscal 2001. Net earnings were $218.8 million compared with $160.8 million.

In the second quarter of fiscal 2002, we completed the public offering of 9.5 million shares of CarMax Group Common Stock. The offering increased shareholder liquidity for CarMax and reduced the percentage of CarMax Group Common Stock reserved for the Circuit City Group. Net proceeds from the sale were allocated to the Circuit City Group to be used for general corporate purposes including remodels.

In February, we announced plans to separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc. will become an independent, separately traded public company. With solid sales and earnings growth over the past two years, CarMax is able to support its growth internally. We expect to complete the separation by late summer, subject to shareholder and final board approval.

CIRCUIT CITY BUSINESS

Fiscal 2002 Performance. For our Circuit City business, fiscal 2002 continued a transition that has included our exit from the appliance category, tests aimed at developing a store environment that offers the best shopping experience in our product categories, a revitalization of the Circuit City brand and ongoing attention to asset productivity and cost control.

Although our results were below our historical standards, they were in line with our expectations as we entered the year. During the first half, we experienced significant comparable store sales declines caused in part by the loss of appliance sales, which had been seasonally strong during this period. We believe that our performance also reflected a temporary shift in focus away from our differentiated high-service consumer offer and towards the new "packaged-goods" part of our offer. We must succeed in both the high-service and packaged goods arenas, and we had made considerable progress in that regard by year-end. Throughout the year, our sales were impacted by a soft economy, a lack of new features to drive personal computer sales and continued retail price declines in product categories such as VCRs and audio.

The impact of changes we have made during the past 18 months was seen in the second half, especially with the onset of the holiday selling period. Our expanded selections of high-growth-opportunity digital products such as video games, digital cameras and DVD software hit their seasonal highs between Thanksgiving and New Year's Day. Throughout the year, we benefited from the industry's strong digital product cycle, which drove solid sales gains in big-screen televisions, especially digital TVs; digital imaging products; digital satellite systems; and wireless phones. And, by year-end, our new marketing programs had helped increase traffic levels in our stores, while better sales training and revised compensation programs helped convert the higher traffic into sales.

For the year, total sales for the Circuit City Group declined 8 percent to $9.59 billion from $10.46 billion last year, and comparable store sales declined 10 percent. However, during the second half, total sales rose 3 percent and comparable store sales rose 1 percent. Net earnings for the Circuit City business rose 11 percent in fiscal 2002, to $128.0 million from $115.2 million. The Circuit City business contributed 62 cents to net earnings per Circuit City Group share, compared with 56 cents in fiscal 2001. Including the earnings attributable to the CarMax Group Common Stock reserved for the Circuit City Group, net earnings were $190.8 million, or 92 cents per Circuit City Group share, versus $149.2 million, or 73 cents per share, in fiscal 2001.

Improving for the Future. Our focus on customer service is unrelenting.

Great service starts with great people. Customers will largely rate their Circuit City experience based on their interaction with our store Associates. In fiscal 2002, we improved this interaction by:

- Completing the move of all sales training to a highly interactive Web-based program that quickly and cost-effectively delivers custom courses to sales counselors.
- Simplifying our sales counselor commission programs to enable a greater focus on meeting customer needs, while also improving sales counselor compensation.
- Reinstituting our floor manager program, assigning one individual the responsibility of ensuring that each customer's needs are met in the store.

In fiscal 2003, we will:

- Adopt a sales counselor certification program to measure core competencies in product knowledge and customer service skills and establish minimum proficiency levels.
- Work to reduce sales counselor turnover, which will reduce costs and help ensure that we have long-term, well-trained sales counselors available for our customers.
- Focus on raising the skill level of our store management team.

Sales growth will be driven by a combination of factors. In addition to exceptional customer service, we believe that our customers deserve a contemporary shopping environment with a broad and competitively priced selection running the gamut from the "latest and greatest" to more value-oriented offerings. We are committed to upgrading and refreshing our stores through remodeling and relocations.

We have conducted a number of remodel and merchandising tests over the past two years. We will incorporate key elements from these tests into our fiscal 2003 store plans while also continuing to explore additional options going forward. In fiscal 2003, we expect to:

- Introduce a leading-edge video department, with a dramatically improved big-screen television display, to approximately 300 existing locations and to all new and relocating stores. Big-screen televisions are one of our highest volume and most profitable categories. The Consumer Electronics Association projects that big-screen television sales will grow at double-digit rates in calendar 2002, driven by digital televisions and new display technologies such as liquid-crystal and plasma. We believe this remodeled department, combined with our strong customer service orientation, will enable us to capture a disproportionate share of big-screen television sales as well as growing sales of related video products.
- Install full-store lighting upgrades in the majority of these 300 stores to provide a brighter store environment.
- Relocate approximately 10 stores to more active sites within their trade areas and continue our geographic expansion, adding approximately 10 stores.

We expect to continue improving our customer offer through remodels and relocations in fiscal 2004 and fiscal 2005, as well.

Our in-store efforts must be built around what consumers want, and we must effectively tell consumers that Circuit City will meet their needs. In fiscal 2002, extensive consumer research improved our understanding of our core customer and enabled us to develop a compelling, targeted brand message. A new marketing program that encompasses a variety of advertising vehicles, including newspaper inserts, television, magazines, direct mail and interactive media, told our core customers that we understand and share their passion for consumer electronics. Efficiencies in advertising buying and newspaper insert distribution enabled us to explore the wider range of advertising vehicles. In fiscal 2003, we will further refine our brand message, test additional targeted advertising and step up our in-store marketing efforts.

Lower sales and the need to update stores have contributed to declines in our operating margin and our return on assets. We are committed to improving these numbers, although we acknowledge that short-term improvements will be limited by remodeling and relocation costs and incremental investments in advertising and management information systems. We expect remodeling and relocation costs to reduce earnings per share by approximately 18 cents in fiscal 2003, compared with 6 cents in fiscal 2002.

We believe our supply chain management initiatives will help increase asset productivity. In fiscal 2002, a vendor compliance program improved on-time delivery and our cash conversion cycle. In fiscal 2003, we will continue our supply chain initiatives, integrating our store and distribution center replenishment programs, adding direct-to-store delivery in key categories where timely delivery is critical and further improving inventory forecasting.

Leadership Advances. We continue to strengthen our management team, both through internal promotion and the addition of new executives with fresh perspectives. In fiscal 2002, John Froman was promoted to executive vice president and chief operating officer. A 16-year Circuit City veteran, John has broad experience in store operations and in merchandising, where he was executive vice president-merchandising. Kim Maguire succeeded John as executive vice president-merchandising. Kim brought with him more than 20 years of experience with Target Stores, most recently as senior vice president of hardlines managing $12 billion in sales, and a proven track record of building market share in branded products.

Looking Ahead. We are encouraged by the accomplishments of our Circuit City Associates. In the second half of fiscal 2002, we improved sales and earnings and laid the foundation for a stronger future. In fiscal 2003, we will place priority on driving traffic to our stores, converting more shoppers to buyers and profitably growing market share. We believe that our more effective marketing program, our customer service enhancements, our remodeling and relocation program and our focus on improving productivity are steps in the right direction.

CARMAX BUSINESS

Fiscal 2002 Performance. Fiscal 2002 was an impressive year for CarMax, with sales and earnings exceeding expectations in every quarter.

Because every used car is unique, used cars generate per unit profit dollars that are more than double those of new cars and are the clear focus of our CarMax business. Nevertheless, as we saw in fiscal 2002, marketing decisions made by automobile manufacturers can affect CarMax's new- *and* used-car sales.

In the first half of fiscal 2002, CarMax continued the strong momentum established at the end of fiscal 2001. Comparable store dollar sales grew 27 percent. Comparable store used-car unit sales, the largest and most profitable part of the CarMax business, rose 21 percent. First half comparable store new-car unit sales rose 15 percent.

As CarMax entered the second half of the year, new-car manufacturers introduced zero-percent financing incentives to counteract an industry-wide slowdown in new-car sales. For CarMax, the result was increased traffic in all stores as consumers cross-shopped new cars and used cars. CarMax's powerful consumer offer enabled it to convert this traffic into a 38 percent comparable store dollar sales increase in the third quarter. New-car sales growth gradually slowed as CarMax sold through its inventory of 2001 models and the zero-percent programs reverted to more conventional incentives. While new-car sales grew only modestly in the last two months of the fiscal year, the more profitable used-car business resumed the first half trend, with comparable store dollar sales up 25 percent and units up 23 percent in the fourth quarter.

The result was strong gross margin dollar growth, which helped leverage operating expenses.

- Selling, general and administrative expenses were 7.9 percent of sales in fiscal 2002, compared with 9.8 percent of sales in fiscal 2001.
- The operating margin rose to 4.7 percent from 3.4 percent.
- Return on sales improved to 2.8 percent from 1.8 percent.

For the year, total sales for the CarMax Group rose 28 percent to $3.20 billion from $2.50 billion. Comparable store dollar sales rose 28 percent. Comparable store used-car unit sales increased 24 percent, and comparable store new-car unit sales increased 21 percent. Net earnings increased 99 percent to $90.8 million from $45.6 million in fiscal

"WE'RE WITH YOU" IN OUR COMMUNITIES

In fiscal 2002, we undertook a number of initiatives to support the communities in which we operate and the customers who are an important part of our success.

Early in the year, the Circuit City Foundation made a $3 million, multi-year commitment to sponsor the Boys and Girls Clubs of America's National Photography Contest. In the coming year, we will be working with this organization to create a contest that opens up opportunities for Boys and Girls Club participants in cities across the country. As part of our relationship, we also have expanded our grand opening celebrations for Circuit City Superstores to include celebrity appearances, with proceeds going to local B&GCA chapters.

The Circuit City Foundation also continues its 40-year history of supporting local education, health and welfare, civic, arts and cultural organizations. The Foundation's primary focus is on providing improved educational opportunities for children.

The entire Circuit City organization was especially pleased to participate in the "Message From America" program during the holidays. This program enabled Americans to support the nation and our military personnel by recording video greetings that were sent to active duty men and women.

We were proud to be a part of these programs and look forward to being active participants in our communities going forward.

2001. Net earnings attributed to the CarMax Group Common Stock were 82 cents, up 91 percent from 43 cents in fiscal 2001. The remainder of the CarMax earnings is attributed to the Circuit City Group Common Stock.

Resuming Expansion. From its inception, the CarMax offer has received rave reviews from customers. The components of the offer have remained virtually unchanged: low, no-haggle prices; broad selection; a top-quality product; and customer-friendly service. At the end of fiscal 1999, however, CarMax suspended geographic growth to focus on enhancing operating execution and profitability. Advances made since that time have moved the business from a small profit in fiscal 2000 to fiscal 2002's earnings of $90.8 million. CarMax is now well-positioned to resume geographic growth.

Automobile retailing is the nation's largest retail market. CarMax focuses on late-model, one- to six-year-old vehicles, which generate annual industry sales of approximately $260 billion. This target market is larger than that addressed by any other big-box retailer.

Early in fiscal 2002, we announced that CarMax would embark on a five-year growth plan that included two store openings late in the year, four to six stores in fiscal 2003 and six to eight stores per year from fiscal 2004 through fiscal 2006. CarMax is focusing on entries into mid-sized, 1 million- to 2.5 million-population markets that it can profitably enter with one store and on satellite store opportunities in existing markets. We believe that this plan represents the lowest risk expansion strategy that CarMax can undertake. To date, every store opened in a mid-sized market has been profitable at the store level in its first year and has continued to increase its profits in subsequent years.

Enhancing Performance. As geographic growth resumes, CarMax will continue to focus on enhancements to the consumer offer, operating processes and information systems. In fiscal 2002, CarMax:

- Continued to improve sales productivity. As stores have matured, managers and sales consultants have gained valuable experience. CarMax also has instituted new programs to further improve sales management and selling skills. In fiscal 2002, CarMax restructured sales manager responsibilities to put greater emphasis on higher value activity. Today, each sales manager serves as a functional resource in key areas, such as financing, for all sales consultants.
- Increased inventory management and pricing capability. CarMax has continued to hone its ability to pay the right prices for the right cars and to manage inventory to minimize risk and meet gross margin dollar targets. This year, CarMax met average per-unit gross margin dollar targets even though volatile market conditions in the fall caused extraordinary drops in wholesale prices.
- Continued to add capability to CarMax.com, which has become a critical marketing and traffic-generating tool. For example, a new "We Buy Cars" section comprehensively explains CarMax's offer to buy cars from consumers even if they do not buy a car from CarMax. In addition, a consumer now can e-mail a vehicle fact sheet to a friend, including the photo of the car, and customers seeking a hard-to-find used car can select the new national "Vehicle Search" option.
- Fully automated store-to-store transfers. Now, when a customer wants a car transferred to a local store, the transfer is easier, faster and less costly to the company. With a click of the computer mouse, a sales consultant can initiate a used-vehicle transfer from any CarMax location to his or her superstore, and every subsequent step of the transfer process then is prompted by the system.

Looking Ahead. As CarMax moves forward with its growth plan, I know that Austin Ligon and his team are committed to continuously improving procedures, processes and systems to raise CarMax's performance level and financial returns. With its marked improvement over the past three years and the stellar performance in fiscal 2002, CarMax has shown that it has a unique offer that consumers enthusiastically embrace and that it has the processes, systems and, most important, the people to deliver the offer. CarMax's goal is to consistently produce strong sales and earnings growth, benefiting investors and Associates alike. We believe that CarMax has begun to achieve that goal.

Our Circuit City and CarMax businesses are fortunate to have Associates of such fine caliber, and I thank these individuals for their efforts. I also thank our customers, our vendors, our board of directors and our shareholders for their support.

Sincerely,



W. Alan McCollough
President and Chief Executive Officer
Circuit City Stores, Inc.
April 2, 2002


circuit
city
TM

SUPERIOR

CUSTOMER SERVICE

Circuit City became one of the nation's leading specialty retailers by creating high-service superstores where consumers could learn about and purchase exciting and entertaining consumer electronics technologies. In recent years, we have seen significant changes in our segment's merchandise mix so that today, we must fulfill the consumer's need for familiar, lower-priced products, while also introducing them to an expanding selection of digital products that offer new capabilities and a better in-home experience. The changes in the product mix have brought changes in the competitive landscape and in consumer shopping habits and preferences.

In response, we have initiated substantial changes to meet the demands of today's consumer, reinforcing Circuit City's differentiated position as the industry's high-service consumer electronics superstore. We are focusing significant attention on:

- Providing the best sales assistance possible.
- Merchandise selection and presentation.
- Increasing traffic through effective marketing programs.






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SHARING OUR

EXPERTISE

We are committed to providing Circuit City customers with the industry's most knowledgeable and helpful sales counselors. To achieve this objective, we have developed superior training and compensation programs.

Providing the industry's best customer service. In an environment where new and complex technologies are proliferating, we believe our unwavering dedication to the customer enables Circuit City to stand out from the competition. In our stores, we are raising customer service standards to a higher level. Our sales counselors are the most critical ingredient in the customer service formula. We are committed to providing Circuit City customers with the industry's most knowledgeable and helpful sales counselors. To achieve this objective, we have developed superior training and compensation programs.

Our Internet-based sales training programs quickly deliver information on the changing product technologies and dramatically cut training time and costs. More than 100 "e-learning" courses, covering introductory and advanced subjects, currently are available. Training terminals are located in every store not only to provide "just-in-time" training, but also to improve skill development by integrating online lessons with in-store "try-it" exercises.

In fiscal 2003, we are implementing a certification program that will establish minimum proficiency levels and measure individual counselors' product knowledge and customer service skills. And, with the increasing integration of consumer electronics across product categories, we are encouraging sales counselors to cross-train and achieve certification across product areas. Our emphasis on training can lead to greater customer satisfaction and improved sales, and it also can play an integral role in improving job satisfaction, enhancing career development and reducing turnover.

Our compensation and staffing programs are designed to attract and retain those sales counselors who deliver exceptional customer service. We remain committed to an incentive compensation structure that rewards sales counselors for assisting the customer. After extensive testing, we simplified our commission structure in fiscal 2002, adopting fixed commission rates across broad product categories. This new plan enables sales counselors to focus on the customer's needs, while also improving compensation. We believe the new compensation plan along with a shift to more flexible scheduling and a focus on retaining our top-performing sales counselors were contributors to our stronger performance during the second half of the fiscal year.

However, our commitment to customer service is not limited to the product knowledge offered by our sales counselors. In every Circuit City Superstore, a floor manager helps ensure that customers are matched with sales counselors, that questions are answered and that complex service issues are handled. The number one goal of all our store Associates, from the warehouse to the sales floor to Roadshop installers, is to provide industry-leading customer service.

We are only serving our customers well if they know that the price they pay in a Circuit City store is low and competitive. We continuously watch the marketplace and make every effort to price competitively. In addition, our low-price guarantee provides extra assurance, promising in most cases to refund 110 percent of the difference if a customer finds a lower price, including Circuit City prices, within 30 days after the sale.

We also recognize that many of today's consumers prefer to research and shop for products online. At CircuitCity.com, consumers find comprehensive information on more than 3,500 products. Our Web customers can elect to purchase products for shipment to their home, or they can check availability at their local Circuit City Superstore and pick up their purchase at their convenience.

Finally, service does not stop with the product sale. In addition to home delivery, we now offer a variety of









EXCITING

SHOPPING EXPERIENCE

professional home theater installation packages to help consumers overcome the challenge of setting up these multi-component systems. For product repair, customers need only take their products to their closest Circuit City Superstore. As average retails on many products have declined, we also have recognized that fewer consumers will find repair economical. And so, we now offer an innovative replacement purchase plan that enables the customer to simply replace lower ticket electronics needing repair.

We provide a broad selection of products with varying features and multiple price points, from entry-level items through the newest, most complex, life-enhancing technologies. We are creating store designs that are in-step with today's consumer but flexible enough to meet future demands.

Merchandise selections that are broad, dynamic and effectively displayed. To help our customers find consumer electronics solutions that fit their lifestyle, we provide a broad selection of products with varying features and multiple price points, from entry-level items through the newest, most complex, life-enhancing technologies. During the past year and a half, we have begun to revitalize our stores, exiting appliances and adding more high-growth, high-energy consumer electronics such as digital imaging, video games and DVD movies and increasing our selection in complementary categories such as personal computer software, peripherals and accessories. Through an updated store design and a variety of remodeling tests, we have created better product display capabilities and category adjacencies, introduced flexible fixtures to efficiently accommodate future display changes, placed more products on the sales floor and introduced a brighter, more contemporary look.

These changes are important in an industry where consumers are offered a continuing stream of new products and technologies in addition to more familiar products. New products, providing superior home entertainment and computing experiences, are the fuel for our industry's growth. Since their introduction five years ago, DVD players have become the fastest selling consumer electronics product of all time, reaching annual unit sales of 12.7 million in calendar 2001. This rapid growth reflects the consumer's thirst for a superior home entertainment experience, the growing availability of DVD software and consistently more affordable prices. Digital television sales are another example of the consumer's interest in a great home entertainment experience and by year-end represented almost 80 percent of our projection television sales and more than 30 percent of tube television sales. The enthusiasm for better display technology continues with the introduction of slim-lined, energy efficient plasma and liquid-crystal display panels at more affordable prices.

Our stores are designed to meet the consumer's demand for better home entertainment products. In every store, we have upgraded the video signal so that digital televisions display both the cable-quality picture and a high-definition picture for a true comparison. In fiscal 2003, we plan to create an even better showcase for big-screen display technology, introducing a home-theater style environment in approximately 300 stores.

In addition to these developments in home entertainment, the industry is giving consumers new capabilities. Today's digital cameras generate near 35mm-quality photos and are easier than ever to use. The ease with which digital photos can be printed or e-mailed is encouraging more and more consumers to shift from film to digital photography. Digital photography has helped boost another category, high-speed Broadband Internet access. E-mailing photos, downloading software and music for personal use and Internet gaming have helped increase Broadband penetration to approximately 10 percent of all U.S. households.

In fiscal 2002, we installed Broadband Stations in all our stores to help consumers learn about and sign up for this new tool. These Stations demonstrate the benefits of


broadband







DRIVING

CUSTOMER TRAFFIC

Broadband and enable customers to decide from among the available services. Our agreements with eight of the nation's leading Broadband providers give us the greatest selection of any retailer.

When we remerchandised our Superstores in fiscal 2001, we became for the first time a destination location for video gaming hardware and software. Driven by the introduction of new platforms, the U.S. video game industry grew 43 percent in calendar 2001. These record-breaking sales came as consumers snapped up new hardware, software and accessories. Interactive game displays and a full selection of all hardware platforms with accompanying software titles have enabled us to significantly increase Circuit City's share of this category.

Recognizing the evolutions that take place in consumer shopping preferences and the constant developments in our product categories, we are creating store designs that are in-step with today's consumer but flexible enough to meet future demands. We have expanded our selections and improved our demonstration capabilities in all stores, but still have considerable opportunity to upgrade our store base. A multi-year remodeling and relocation program will enable us to progress down this path, giving more and more Circuit City customers a great place to shop.

Driving sales by driving traffic. It is not enough to have a great consumer offer. We also must execute an effective marketing program that communicates Circuit City's differentiated position to the consumer. Our research reveals that customers want help when they are buying the latest consumer electronics and home office products. Our in-store and online offers are designed to supply that assistance. Our multi-vehicle advertising program communicates our passion for consumer electronics and our commitment to sharing our knowledge and expertise with the consumer. A new, more energized logo introduced in the summer and the tag line "We're With You." reinforce our excitement for the products and our commitment to the customer.

Ongoing research is enabling us to target our advertising to those consumers with the greatest interest in our product categories. We are utilizing more vehicles than ever, including our weekly newspaper inserts that focus on value messages and television, magazine and interactive media ads that deliver our customer service message to core consumer electronics shoppers. We also are harnessing the power of our customer database to reach customers through direct mail.

Our multi-vehicle advertising program communicates our passion for consumer electronics and our commitment to sharing our knowledge and expertise with consumers. Creative in-store marketing programs complement our advertising campaign.

Creative in-store marketing programs complement our advertising campaign. Last year, we introduced "Circuit City EXPO 2001," which offered demonstrations of 20 high-interest products just before the holiday season. And finally, we have revamped our grand opening celebrations to heighten excitement and enthusiasm in the surrounding community.

In fiscal 2003, we will continue to enhance our marketing programs, creating more compelling value stories and even more effectively targeting our customer base. We also look forward to an exciting new partnership with Upromise. Upromise enables participating customers to save for a child's college education while shopping in our Superstores. We believe this loyalty program is another great service we can offer Circuit City customers.

Circuit City is committed to providing the best possible shopping experience for consumer electronics, including exceptional levels of product information, fast customer service, a broad good/better/best merchandising assortment, competitive prices and an engaging store environment. We believe that all of our initiatives will help strengthen our differentiated consumer offer and better position us for the future.



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Behind Enemy Lines

CARMAX


CARmax
THE AUTO SUPERSTORE



A YEAR OF EXCEPTIONAL GROWTH

The exceptional sales and earnings growth delivered by CarMax Associates in fiscal 2002 illustrated that:

- CarMax's core business – retailing late-model, high-quality used cars – provides the opportunity for excellent growth.
- The CarMax consumer offer continues to grow in popularity with car shoppers.
- Unique operating processes and information systems allow CarMax to effectively deliver its consumer offer.
- The CarMax business model produces sales and earnings growth in weak as well as strong economic environments.

We believe CarMax's unmatched consumer offer, its proprietary processes and systems and the skilled CarMax Associates, combined with the geographic growth we have initiated, can continue to deliver excellent returns for shareholders.

RETAIL UNITS
(AT YEAR END)



18
31
40
40
40
FY98
FY99
FY00
FY01
FY02

SALES
(IN BILLIONS)



$0.87
$1.47
$2.01
$2.50
$3.20
FY98
FY99
FY00
FY01
FY02

NET EARNINGS
(IN MILLIONS)



–$34.2
–$23.5
$1.1
$45.6
$90.8
FY98
FY99
FY00
FY01
FY02

RETURN ON SALES



–3.9%
–1.6%
0.1%
1.8%
2.8%
FY98
FY99
FY00
FY01
FY02

CARMAX MARKETS (as of February 28, 2002)

CALIFORNIA
Los Angeles (3)

FLORIDA
Miami (3)
Orlando (2)
Tampa (2)

GEORGIA
Atlanta (3)

ILLINOIS
Chicago (7)

NORTH CAROLINA
Charlotte
Greensboro
Raleigh

SOUTH CAROLINA
Greenville

TENNESSEE
Nashville

TEXAS
Dallas/Fort Worth (4)
Houston (4)
San Antonio

VIRGINIA
Richmond

WASHINGTON, D.C./
BALTIMORE (5)



VALUE



Each CarMax superstore offers consumers at least 250 late-model, high-quality used cars and light trucks from which to choose. With CarMax.com and the store-to-store transfer option, consumers have access to CarMax's inventory of more than 14,000 vehicles across the country.

A POWERFUL CONSUMER OFFER

CarMax is the nation's largest multi-market retailer that specializes in used cars. Its principal competitors are new-car dealers, who sell used vehicles as a secondary business. Nationwide, the used-car market is highly fragmented. The 22,000 new-car dealers together sell an estimated 65 percent of the late-model used cars sold in the United States. The remaining 35 percent are sold by the nation's 54,000 independent used-car dealers and in consumer-to-consumer direct sales.

Used-car retailing is a large market, comprising an estimated $375 billion in annual sales. The CarMax target market, late-model, one- to six-year-old vehicles, represents approximately $260 billion of the used-car market's annual sales. At the end of fiscal 2002, CarMax also operated 18 new-car franchises, 15 of which were integrated or co-located with its used-car superstores.

When the CarMax concept was developed, market research revealed that consumers want a car-buying experience not unlike what they want when shopping at other high-quality, big-box retailers: low, no-haggle pricing; confidence in the quality of the product; a broad selection; and customer-friendly service. CarMax's sales growth continues to confirm that the CarMax consumer offer provides the car-buying experience that consumers want.

Pricing

At CarMax, the four price elements associated with a car purchase are independent from one another and clear to the consumer.

The Car. The price of the car is competitive and no-haggle. The consumer does not need to negotiate to get a low price at CarMax. The price of the car is posted on the car, on the in-store touch-screen computers where customers can search store inventory, and on CarMax.com. In fiscal 2002, CarMax used-car prices averaged $1,700 below retail Kelley Blue Book prices.

The Financing. Financing approvals, interest rates and loan terms, whether through CarMax Auto Finance or one of the other lenders offered at CarMax locations, are based on the customer's credit application and history, the customer's down payment and the car the customer wants to purchase. The credit application is entered online by the sales consultant, and customers who qualify for prime credit usually receive their credit approvals within five minutes. The results from the lending sources are returned electronically, with each offer visible to the customer on the sales office computer screen and available in printed form.

The Extended Warranty. The low, no-haggle prices of the comprehensive extended warranties offered by CarMax are based on the vehicle purchased and the desired length of coverage. A variety of terms and prices are available.

The "Trade-in." At CarMax, the "trade-in" is actually a cash offer good for seven days or 300 miles and is unrelated to any subsequent purchase. In fact, we will buy the consumer's car whether or not he or she purchases from us.

Quality

Consumers are particularly concerned about a used car's quality. CarMax's Certified Quality Inspection[SM] assures that every car offered for sale at CarMax meets rigorous mechanical, electrical and safety standards. CarMax backs every car with a five-day or 250-mile, "no-questions-asked" money-back guarantee and an industry-leading 30-day limited warranty. Plus, the majority of CarMax used-car customers take advantage of the opportunity to purchase warranty protection, which can provide coverage for a total of six years.

Broad Selection

CarMax superstores, including satellite locations, generally have no fewer than 250 and up



A customer's credit application is submitted electronically by the sales consultant. The results are provided to the customer online and in writing. Customers who qualify for prime credit usually receive their approvals within five minutes.

CARMAX.COM USER SESSIONS (IN MILLIONS)


4.0
9.4
15.1
FY00
FY01
FY02

ACTION

CORE INVENTORY REPORT

SALABLE INVENTORY

Every used car we sell must pass the comprehensive CarMax Certified Quality Inspection.[SM]

Sophisticated statistical modeling using data we capture from every store helps guide our superstore purchasing managers to assure that each store has the optimal inventory for its trade area.

to 750 domestic and imported cars and light trucks available for purchase. But having the right cars...the cars consumers want to buy...is as important as having an abundance of cars to sell. Selection by make, model, age, mileage and price is determined specifically for each individual superstore through sophisticated statistical modeling of factors such as the demographics of the store's trade area and the vehicle-selling history of that store. Store inventory models are continually updated to ensure a close match to the current tastes of the car-buying public in the individual store's trade area.

At CarMax, consumers are treated to a selection that goes far beyond the vehicles available at their local CarMax superstore. CarMax.com provides a virtual inventory of the more than 14,000 vehicles available at CarMax superstores across the country, and customers can have any used car transferred from any CarMax location to the customer's local CarMax superstore. Transfers are free within a market and cost from $150 to $800, depending upon transportation costs, from one region to another. If the customer buys the transferred car, $150 of any transfer fee charged is credited as part of the customer's payment for the car.

Customer-Friendly Service

CarMax has removed the contentious haggling over price, and a CarMax sales consultant is paid the same dollar commission for selling a $23,000 used Lexus or a $12,000 used Taurus. So a sales consultant's only concern is to help customers find the cars they want at the prices they can afford.

Unique Processes and Systems

How we deliver the powerful CarMax consumer offer is as unique as the offer itself. From designing the right inventory targets for each superstore, through buying and reconditioning a vehicle, to ultimate sale, CarMax has developed proprietary processes and systems that differentiate it from every other organization that sells cars.

Our proprietary inventory management and pricing processes and systems are excellent examples of how different CarMax is from traditional auto retailers. In addition to monitoring publicly available selling trend and pricing data, CarMax amasses detailed proprietary data from all the appraisals completed in our store appraisal lanes, from the vehicles we buy from consumers, from our in-store wholesale auctions and from the vehicles we sell at retail. We operate in-store auctions to sell dealers the cars we buy from consumers but choose not to retail. In fiscal 2002, we appraised more than 800,000 vehicles and purchased more than 175,000 vehicles from consumers. We sold approximately 88,000 vehicles at our auctions and retailed more than 188,000 used and new cars and light trucks. We use all this information in sophisticated statistical modeling to determine which vehicles to offer for sale at what prices for each CarMax superstore.

How we buy our cars also is unique. The largest single source for the used cars we retail is direct purchase from consumers. In addition to providing high-quality cars that reflect the buying tastes of the store's locale, with this purchasing method CarMax has created a buyer-training program that ensures a logical, systematic, disciplined approach to appraising, an approach generally not found in traditional auto retailing. Of CarMax's approximately 330 buyers, only four had professional car-buying experience before joining CarMax. CarMax's buyers-in-training receive classroom instruction, but their most important education is on the job, mentored by an experienced senior buyer. Before making an unsupervised purchase offer, a CarMax buyer-in-training appraises thousands of vehicles.

Reconditioning cars to high quality standards is another area where CarMax has



At CarMax, we will buy your car whether or not you purchase from us. Here, a buyer explains to the customer factors that affected the appraisal of the customer's car.

RESULTS

Our CarMax Associates are the backbone of our business. These Associates are among the 590 Associates at our Laurel, Md., used-car superstore and our Laurel Toyota store.

APPRAISALS COMPLETED
(IN THOUSANDS)


500+
650+
810+
FY00
FY01
FY02

USED CARS SOLD
(IN THOUSANDS)


110+
130+
160+
FY00
FY01
FY02

COMPARABLE STORE SALES GROWTH


2%
17%
28%
FY00
FY01
FY02

brought a process-engineering approach to the business. By carefully analyzing every step in the complex weave of reconditioning requirements, CarMax has organized the steps in a factory-like process, optimizing efficiency and reducing reconditioning time by 40 percent since 1999.

Underpinning all operating methods and processes are CarMax's extensive, proprietary management information systems. As business operations have evolved, CarMax also has enhanced these systems, mirroring operating changes with supporting system changes.

CarMax Associates

CarMax's consumer offer, processes and systems are critical to its operation, but CarMax Associates are the backbone of the business. Their enthusiasm, dedication, intelligence and hard work have generated CarMax's success, and they are the keys to its future. CarMax is dedicated to providing a great place to work and competitive compensation plans as well as assuring that Associates have the training and the tools they need. CarMax also recognizes Associate contributions, both individual and team, at every opportunity.

Growth

On March 26, 2001, we announced a five-year growth plan. CarMax has begun executing that plan, entering the Greensboro, N.C., market with a standard-sized used-car superstore and opening a satellite superstore in the greater Chicago market in February 2002. Over the next four years, CarMax plans to open 22 to 30 used-car superstores, focusing on new mid-sized markets and on satellite superstores in existing markets. We believe that growing in these markets provides CarMax with the lowest risk and highest return opportunity possible during the next four years. It also permits CarMax to increase its understanding of how best to store new large markets before deciding to add them to the growth plan.

A mid-sized market generally has 1 million to 2.5 million people in its television market area. Our experience has shown that CarMax can profitably enter these markets with one superstore. The real estate selection is not complicated; generally communities of this size have one or two retail corridors that could provide the optimal location. And, consumer awareness builds quickly because a new CarMax superstore stands out in a mid-sized market. CarMax has identified more than 30 mid-sized markets for potential expansion.

CarMax also has identified approximately 10 opportunities to add satellite superstores in its existing markets. A satellite superstore offers the same consumer offer as a standard-sized superstore. Because reconditioning is handled by a nearby standard-sized superstore, a satellite superstore can be located on one-third to one-half the acreage usually required for a CarMax location. Satellite superstores are ideal for high-cost, high-traffic urban areas where land often is not available in the large parcels necessary to support a standard superstore's reconditioning operation. CarMax also will test adding satellite superstores to its more mature mid-sized markets to profitably increase share in these markets.

Our experience with all of CarMax's mid-sized market and satellite superstores gives us confidence that their sales and profitability will build quickly. With a superior consumer offer, continuous enhancement to its proprietary operating systems and processes, and the contributions of CarMax Associates, CarMax has begun an expansion phase that should bring additional rewards for CarMax Associates and shareholders.



CarMax sales consultants take our customers through the entire sales process, from the test drive through financing to delivery. A sales consultant is paid a flat, dollar commission on each vehicle sold, so his or her only concern is helping customers find the cars that are right for them.

SELECTED FINANCIAL DATA

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
CONSOLIDATED SUMMARY OF EARNINGS FROM CONTINUING OPERATIONS *(Amounts in millions except per share data)*										
Net sales and operating revenues	**$12,791**	$12,959	$12,614	$10,810	$ 8,871	$7,664	$7,029	$5,583	$4,130	$3,270
Gross profit	**$ 2,732**	$ 2,795	$ 2,863	$ 2,456	$ 2,044	$1,761	$1,635	$1,385	$1,106	$ 924
Selling, general and administrative expenses	**$ 2,373**	$ 2,515	$ 2,310	$ 2,087	$ 1,815	$1,499	$1,315	$1,105	$ 892	$ 745
Earnings from continuing operations before income taxes	**$ 353**	$ 259	$ 529	$ 341	$ 202	$ 233	$ 295	$ 270	$ 209	$ 175
Earnings from continuing operations	**$ 219**	$ 161	$ 328	$ 211	$ 125	$ 144	$ 184	$ 169	$ 132	$ 110
Earnings (loss) per share from continuing operations attributed to:										
Circuit City Group:										
Basic	**$ 0.93**	$ 0.73	$ 1.63	$ 1.09	$ 0.68	$ 0.74	$ 0.95	$ 0.88	$ 0.70	$ 0.59
Diluted	**$ 0.92**	$ 0.73	$ 1.60	$ 1.08	$ 0.67	$ 0.73	$ 0.94	$ 0.87	$ 0.69	$ 0.58
CarMax Group:										
Basic	**$ 0.87**	$ 0.45	$ 0.01	$ (0.24)	$ (0.35)	$ (0.01)	$ —	$ —	$ —	$ —
Diluted	**$ 0.82**	$ 0.43	$ 0.01	$ (0.24)	$ (0.35)	$ (0.01)	$ —	$ —	$ —	$ —
CONSOLIDATED SUMMARY OF EARNINGS FROM CONTINUING OPERATIONS PERCENTS *(% to sales except effective tax rate)*										
Gross profit	**21.4**	21.6	22.7	22.7	23.0	23.0	23.3	24.8	26.8	28.3
Selling, general and administrative expenses	**18.6**	19.4	18.3	19.3	20.5	19.6	18.7	19.8	21.6	22.8
Earnings from continuing operations before income taxes	**2.8**	2.0	4.2	3.2	2.3	3.0	4.2	4.8	5.1	5.4
Effective tax rate	**38.0**	38.0	38.0	38.0	38.0	38.0	37.5	37.5	36.7	37.0
Earnings from continuing operations	**1.7**	1.2	2.6	2.0	1.4	1.9	2.6	3.0	3.2	3.4
CONSOLIDATED SUMMARY BALANCE SHEETS *(Amounts in millions)*										
Total current assets	**$ 3,653**	$ 2,847	$ 2,943	$ 2,394	$ 2,146	$2,163	$1,736	$1,387	$1,024	$ 791
Property and equipment, net	**$ 854**	$ 989	$ 965	$ 1,006	$ 1,049	$ 886	$ 774	$ 593	$ 438	$ 371
Deferred income taxes	**$ —**	$ —	$ —	$ —	$ —	$ —	$ —	$ 6	$ 79	$ 88
Other assets	**$ 32**	$ 35	$ 47	$ 45	$ 37	$ 32	$ 16	$ 18	$ 14	$ 13
Total assets	**$ 4,539**	$ 3,871	$ 3,955	$ 3,445	$ 3,232	$3,081	$2,526	$2,004	$1,555	$1,263
Total current liabilities	**$ 1,641**	$ 1,292	$ 1,406	$ 964	$ 906	$ 837	$ 831	$ 706	$ 546	$ 373
Long-term debt, excluding current installments	**$ 14**	$ 116	$ 249	$ 426	$ 424	$ 430	$ 399	$ 179	$ 30	$ 82
Deferred revenue and other liabilities	**$ 150**	$ 92	$ 130	$ 112	$ 145	$ 166	$ 214	$ 242	$ 268	$ 232
Deferred income taxes	**$ —**	$ 15	$ 28	$ 38	$ 27	$ 33	$ 18	$ —	$ —	$ —
Total liabilities	**$ 1,805**	$ 1,515	$ 1,813	$ 1,540	$ 1,502	$1,466	$1,462	$1,127	$ 844	$ 687
Total stockholders' equity	**$ 2,734**	$ 2,356	$ 2,142	$ 1,905	$ 1,730	$1,615	$1,064	$ 877	$ 711	$ 576
Total liabilities and stockholders' equity	**$ 4,539**	$ 3,871	$ 3,955	$ 3,445	$ 3,232	$3,081	$2,526	$2,004	$1,555	$1,263
CONSOLIDATED STATEMENTS OF CASH FLOWS FROM CONTINUING OPERATIONS *(Amounts in millions)*										
Depreciation and amortization	**$ 151**	$ 153	$ 148	$ 130	$ 115	$ 99	$ 80	$ 67	$ 55	$ 42
Cash flow from operating activities of continuing operations	**$ 837**	$ 167	$ 638	$ 328	$ 241	$ 30	$ (43)	$ 54	$ 114	$ 166
Capital expenditures	**$ 180**	$ 286	$ 222	$ 352	$ 576	$ 540	$ 517	$ 375	$ 252	$ 190
OTHER DATA										
Cash dividends per share paid on Circuit City Group Common Stock	**$ 0.07**	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.06	$ 0.05	$ 0.04	$ 0.03
Return on average stockholders' equity (%)	**8.6**	7.1	9.8	7.9	6.2	10.2	18.5	21.1	20.6	21.5
Number of Associates at year-end	**52,035**	56,865	60,083	53,710	46,691	42,312	37,086	31,413	23,625	20,107
Number of Circuit City retail units at year-end	**624**	629	616	587	556	493	419	352	294	260
Number of CarMax retail units at year-end	**40**	40	40	31	18	7	4	2	1	—

All earnings per share and dividend per share calculations for the Circuit City Group have been adjusted to reflect a two-for-one stock split effective June 30, 1999. On June 16, 1999, Digital Video Express announced that it would discontinue operations. Results of continuing operations shown above exclude Digital Video Express. See notes to consolidated and group financial statements.

REPORTED HISTORICAL INFORMATION

(Amounts in thousands except per share data)	2002	2001	2000	1999	1998
Net sales and operating revenues	**$12,791,468**	$12,959,028	$12,614,390	$10,810,468	$8,870,797
Earnings from continuing operations	**$ 218,795**	$ 160,802	$ 327,830	$ 211,470	$ 124,947
Loss from discontinued operations	**$ –**	$ –	$ (130,240)	$ (68,546)	$ (20,636)
Net earnings	**$ 218,795**	$ 160,802	$ 197,590	$ 142,924	$ 104,311
Net earnings (loss) per share attributed to:					
Circuit City Group:					
Basic:					
Continuing operations	**$ 0.93**	$ 0.73	$ 1.63	$ 1.09	$ 0.68
Discontinued operations	**$ –**	$ –	$ (0.65)	$ (0.34)	$ (0.11)
Net earnings	**$ 0.93**	$ 0.73	$ 0.98	$ 0.75	$ 0.57
Diluted:					
Continuing operations	**$ 0.92**	$ 0.73	$ 1.60	$ 1.08	$ 0.67
Discontinued operations	**$ –**	$ –	$ (0.64)	$ (0.34)	$ (0.10)
Net earnings	**$ 0.92**	$ 0.73	$ 0.96	$ 0.74	$ 0.57
CarMax Group:					
Basic	**$ 0.87**	$ 0.45	$ 0.01	$ (0.24)	$ (0.35)
Diluted	**$ 0.82**	$ 0.43	$ 0.01	$ (0.24)	$ (0.35)
Total assets	**$ 4,539,386**	$ 3,871,333	$ 3,955,348	$ 3,445,266	$3,231,701
Long-term debt, excluding current installments	**$ 14,064**	$ 116,137	$ 249,241	$ 426,585	$ 424,292
Deferred revenue and other liabilities	**$ 149,269**	$ 92,165	$ 130,020	$ 112,085	$ 145,107
Cash dividends per share paid on Circuit City Group Common Stock	**$ 0.07**	$ 0.07	$ 0.07	$ 0.07	$ 0.07

CIRCUIT CITY STORES, INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The fiscal 2000 financial results for the Company and the Circuit City Group also include the Company's investment in Digital Video Express, which was discontinued. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The reserved CarMax Group shares are not outstanding CarMax Group Common Stock. The net earnings attributed to the reserved CarMax Group shares are included in the Circuit City Group's net earnings and per share calculations. These earnings are not included in the CarMax Group per share calculations.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6 percent at February 28, 2001; and 74.7 percent at February 29, 2000. The reserved CarMax Group shares at February 28, 2002, reflect the effect of the public offering of CarMax Group Common Stock completed during the second quarter of fiscal 2002. Since both the attribution of earnings and the outstanding CarMax Group shares were adjusted to reflect the impact of this sale, the net earnings per CarMax Group share were not diluted by this transaction. Refer to the "Earnings from Continuing Operations" and "Financing Activities" sections below for further discussion of the public offering.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem all outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group

Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of stock redeemed by the Company. We anticipate that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer, subject to shareholder approval and final approval from the board of directors. CarMax, Inc. has filed a registration statement regarding this transaction with the Securities and Exchange Commission. This registration statement contains pro forma financial information that is intended to reflect the potential effects of the separation of the two businesses.

Holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. The discussion and analysis for Circuit City Stores, Inc. presented below should be read in conjunction with the discussion and analysis presented for each Group and in conjunction with all the Company's SEC filings.

CRITICAL ACCOUNTING POLICIES

In Management's Discussion and Analysis, we discuss the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the Company's consolidated financial statements includes a discussion of our significant accounting policies. The accounting policies discussed below are those we consider critical to an understanding of the Company's consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Calculation of the Value of Retained Interests in Securitization Transactions

The Company securitizes credit card and automobile loan receivables. The fair value of retained interests from securitization activities is based on the present value of expected future cash flows. The present value is determined by using management's projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. These projections are derived from historical experience, projected economic trends and anticipated interest rates. Adjustments to one or more of these projections may have a material impact on the fair value of the retained interests. These projections may be affected by external factors, such as changes in the behavior patterns of our customers, changes in the strength of the economy and developments in the interest rate markets. Note 2(C) to the Company's consolidated financial statements includes a discussion of our accounting policies related to securitizations. Note 11 to the Company's consolidated financial statements includes a discussion of our credit card and automobile loan securitizations.

Calculation of the Liability for Lease Termination Costs

The Company accounts for lease termination costs in accordance with Emerging Issues Task Force No. 88-10, "Costs Associated with Lease Modification or Termination." The Company records a liability for remaining costs related to leased properties that are no longer used for operating purposes, reduced by any estimated sublease income. Inherent in the calculation are certain significant management estimates including, among others, vacancy periods and future sublease revenues. Fluctuations in the economy and in marketplace demand for commercial properties can result in material changes in the liability for lease termination costs. Note 2(H) to the *Company's consolidated financial statements includes* a discussion of our accounting policies related to leased properties that are no longer used for operating purposes.

RESULTS OF OPERATIONS

Net Sales and Operating Revenues

Total sales for Circuit City Stores, Inc. decreased 1 percent in fiscal 2002 to $12.79 billion. In fiscal 2001, total sales increased 3 percent to $12.96 billion from $12.61 billion in fiscal 2000.

PERCENT SALES CHANGE FROM PRIOR YEAR

	Circuit City Stores, Inc.	Circuit City Group		CarMax Group	
Fiscal	Total	Total	Comparable	Total	Comparable
2002	(1)%	(8)%	(10)%	28%	28 %
2001	3 %	(1)%	(4)%	24%	17 %
2000	17 %	13 %	8 %	37%	2 %
1999	22 %	17 %	8 %	68%	(2)%
1998	16 %	12 %	(1)%	71%	6 %

THE CIRCUIT CITY GROUP. Total sales for the Circuit City Group decreased 8 percent in fiscal 2002 to $9.59 billion. In fiscal 2001, total sales decreased 1 percent to $10.46 billion from $10.60 billion in fiscal 2000. The fiscal 2002 total sales decline primarily reflects a 10 percent decline in comparable store sales, partly offset by the net addition of 10 Circuit City Superstores. In fiscal 2002, we opened 11 Superstores in existing markets, closed one Superstore and relocated eight Superstores. We also closed 15 mall-based Express stores. Excluding the major appliance category, from which we completed our exit in November 2000, comparable store sales declined 4 percent in fiscal 2002.

Fiscal 2002 was marked by significant variation in sales performance between the first half and the second half of the year. As expected, the sales slowdown experienced in the latter part of fiscal 2001 continued in the first half of fiscal 2002, with comparable store sales declining 23 percent. The slowing economy, continued industry-wide weakness in personal desktop computer sales, declining average retail prices for many products and the absence of the major appliance business all contributed to lower first half sales. The sales declines moderated in the third quarter, and in the fourth quarter comparable store sales grew 6 percent in part because of the lessening impact of the exit from the appliance business and the seasonal upturn in categories, such as video game hardware, software and accessories; DVD software; PC software; and digital cameras, all of which were added or expanded following our exit from the appliance category. Throughout fiscal 2002, new technologies, better-featured consumer electronics and the new and expanded product selections produced solid comparable store sales growth. We believe our second half sales also benefited from new marketing, merchandising and customer service initiatives implemented earlier in the year. Inventory shortages and limited selections in some product categories following the strong holiday period limited sales growth in the last two months of the fiscal year.

The fiscal 2001 total sales decline reflects a 4 percent decline in comparable store sales, partly offset by the net addition of 23 Superstores. In July 2000, spurred by a declining sales pace, expected increases in competition and the results of a product profitability analysis that indicated major appliances produced below-average profits, we announced plans to exit the major appliance business. We completed the exit and associated remerchandising of the appliance selling space in November 2000. Throughout fiscal 2001, we experienced significant variability in the comparable store sales pace, and sales softened substantially in the last two months of the fiscal year. We believe the variability reflected the slower consumer spending experienced by most retailers during the second half of the year, some disruption caused by the partial remodeling to remerchandise the appliance space, significant declines in average retail prices and industry-wide declines in desktop personal computer sales by year-end. Excluding the appliance category from fiscal 2001 and fiscal 2000 sales, comparable store sales rose 3 percent in fiscal 2001.

In fiscal 2000 and fiscal 1999, Circuit City benefited from a period of renewed industry growth and product introductions. Industry growth was augmented by geographic expansion, with the net addition of 34 Superstores in fiscal 2000 and 37 Superstores in fiscal 1999. In fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales, and so, geographic expansion was the primary contributor to our sales growth, with the net addition of 57 Superstores.

CIRCUIT CITY PERCENT OF MERCHANDISE SALES BY CATEGORY

Fiscal	2002	2001	2000	1999	1998
Video	39%	35%	32%	31%	31%
Audio	15	16	16	17	18
Information Technology	34	35	33	32	30
Entertainment	12	7	5	5	6
Appliances	–	7	14	15	15
Total	100%	100%	100%	100%	100%

In most states, Circuit City sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In the three states where third-party warranty sales are not permitted, Circuit City sells an extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 5.1 percent of total sales of the Circuit City business in fiscal 2002 and fiscal 2001 and 5.4 percent in fiscal 2000. Total extended warranty revenue, which is reported in total sales, was 3.9 percent of sales in fiscal 2002, 4.0 percent in fiscal 2001 and 4.4 percent in fiscal 2000. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The decline in extended warranty sales as a percent of total sales since fiscal 2000 reflects the increased selection of products, such as entertainment software, for which extended warranties are not available. Third-party extended warranty revenue was 4.0 percent of total sales in fiscal 2002, 3.9 percent in fiscal 2001 and 4.1 percent in fiscal 2000.

CIRCUIT CITY SUPERSTORE SALES PER TOTAL SQUARE FOOT

Fiscal	
2002	$478
2001	$528
2000	$555
1999	$514
1998	$478

At the end of fiscal 2002, total space for all Circuit City Superstores equaled 20,046,725 square feet and selling space equaled 11,755,124 square feet. At the end of fiscal 2001, total space equaled 19,706,588 square feet and selling space equaled 11,469,092 square feet. The decreases in sales per total square foot in fiscal 2002 and fiscal 2001 reflect the declines in comparable store sales in those years. The improvements in fiscal 1999 and fiscal 2000 were driven by comparable store sales growth in those years.

CIRCUIT CITY STORE MIX

	Retail Units at Year-End				
Fiscal	2002	2001	2000	1999	1998
Superstores	604	594	571	537	500
Circuit City Express	20	35	45	48	52
Electronics-only	–	–	–	2	4
Total	624	629	616	587	556

THE CARMAX GROUP. Total sales for the CarMax Group increased 28 percent in fiscal 2002 to $3.20 billion. In fiscal 2001, total sales increased 24 percent to $2.50 billion from $2.01 billion in fiscal 2000.

CARMAX COMPARABLE STORE SALES CHANGE

Fiscal	2002	2001	2000
Vehicle dollars:			
Used vehicles	30%	19%	(4)%
New vehicles	24%	9%	50 %
Total	28%	17%	2 %
Vehicle units:			
Used vehicles	24%	13%	(8)%
New vehicles	21%	9%	49 %
Total	23%	12%	(4)%

CARMAX AVERAGE RETAIL SELLING PRICES

Fiscal	2002	2001	2000
Used vehicles	$15,100	$14,400	$13,700
New vehicles	$23,100	$22,600	$22,500
Blended average	$16,200	$15,500	$14,900

CARMAX VEHICLE SALES MIX

Fiscal	2002	2001	2000
Vehicle dollars:			
Used vehicles	82%	81%	79%
New vehicles	18	19	21
Total	100%	100%	100%
Vehicle units:			
Used vehicles	87%	87%	86%
New vehicles	13	13	14
Total	100%	100%	100%

The fiscal 2002 total sales growth primarily resulted from a 28 percent increase in the comparable store vehicle dollar sales of the CarMax business. We opened two CarMax used-car superstores in fiscal 2002 during the last month of the fiscal year, and so they were not significant contributors to total sales growth in fiscal 2002. The growth in comparable store vehicle dollar sales reflects increased store traffic that, combined with better in-store execution, resulted in comparable store unit sales growth for both used and new cars. We believe that the higher traffic levels were driven by the effectiveness of our marketing programs, CarMax.com and word-of-mouth customer referrals. In addition, traffic was bolstered in October, November and December by cross-shopping from zero-percent financing incentive programs introduced by new-car manufacturers to counteract an industry-wide slowdown in new-car sales. New-car manufacturers returned to more conventional sales and financing incentives in January 2002. Increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles and higher new-car average retail prices also contributed to the sales growth.

In late February 2002, CarMax opened one standard-sized used-car superstore and one satellite used-car superstore. During fiscal 2002, CarMax also relinquished the franchise rights for one stand-alone new-car franchise and one new-car franchise that had been integrated with a used-car superstore and sold one new-car stand-alone franchise and one new-car franchise that had been integrated with a used-car superstore. Although new-car stores that are integrated or co-located with used-car superstores have performed at or above our expectations, the three remaining stand-alone new-car stores are still performing below our expectations. We intend to integrate or co-locate these stores with used-car superstores. We expect this integration or co-location to occur within the next fiscal year for the store located in Orlando, Fla., and we expect to co-locate the two remaining new-car stores, which are in Los Angeles, Calif., with one used-car superstore within the next two fiscal years.

The fiscal 2001 total sales increase reflects a 17 percent increase in the comparable store vehicle dollar sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001. In fiscal 2001, CarMax also added two new-car franchises, integrating them with existing used-car superstores. We believe CarMax's fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased consumer awareness and use of CarMax.com and the exit of CarMax's primary used-car superstore competitor late in fiscal 2000. We believe this competitor's exit from five multi-store markets helped eliminate consumer confusion over the two offers. CarMax's used-car comparable store vehicle dollar and unit sales growth has remained strong in all these CarMax markets since this competitor's exit from the used-car superstore business.

Geographic expansion of CarMax used-car superstores and the addition of new-car franchises generated the total sales growth in the first half of fiscal 2000 and, along with comparable store sales growth for the last two quarters and for the fiscal year, contributed to total sales growth for the full year. During fiscal 2000, we opened two CarMax used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. CarMax also converted one existing store into a satellite operation and relocated one new-car franchise next to a used-car superstore. In the second half of fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets.

CARMAX RETAIL UNITS

Fiscal	Retail Units at Year-End 2002	2001	2000
Mega superstores[1]	13	13	13
Standard superstores[2]	17	16	16
Prototype satellite superstores	5	4	4
Co-located new-car stores[3]	2	2	2
Stand-alone new-car stores	3	5	5
Total	40	40	40

(1) Formerly "C" and "B" stores; 70,000 to 100,000 square feet.
(2) Formerly "A" stores; 40,000 to 60,000 square feet.
(3) Formerly included as "A" and "C" stores.

CARMAX NEW-CAR FRANCHISES

Fiscal	New-Car Franchises at Year-End 2002	2001	2000
Integrated/co-located new-car franchises	15	17	15
Stand-alone new-car franchises	3	5	5
Total	18	22	20

CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. Extended warranty revenue, which is reported in total sales, was 1.7 percent of total sales in fiscal 2002, 1.8 percent in fiscal 2001 and 1.6 percent in fiscal 2000. Used cars achieve a higher warranty penetration rate than new cars.

IMPACT OF INFLATION. Inflation has not been a significant contributor to the Company's results. For the Circuit City business, average retail prices have declined in many of Circuit City's product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in Circuit City stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability.

Cost of Sales, Buying and Warehousing

For the Company, the gross profit margin was 21.4 percent in fiscal 2002, compared with 21.6 percent in fiscal 2001 and 22.7 percent in fiscal 2000. The fiscal 2002 gross profit margin includes higher gross profit margins for the Circuit City business and lower gross profit margins for the CarMax business, compared with fiscal 2001. The lower gross profit margin of the CarMax business relative to the Circuit City business and the increased sales contribution from CarMax reduced the Company's overall gross profit margin. Excluding the appliance exit costs and the appliance merchandise markdowns incurred by the Circuit City business in fiscal 2002 and fiscal 2001, the Company's gross profit margin would have been 21.4 percent in fiscal 2002 and 22.0 percent in fiscal 2001.

THE CIRCUIT CITY GROUP. For the Circuit City business, the gross profit margin was 24.3 percent in fiscal 2002, 23.6 percent in fiscal 2001 and 24.7 percent in fiscal 2000. The fiscal 2001 gross profit margin was reduced by costs of $28.3 million and merchandise markdowns of $28.0 million associated with the exit from the appliance business. The appliance exit costs included lease terminations, employee severance, fixed-asset impairment and other related costs. The fiscal 2002 gross profit margin was reduced by additional lease termination costs of $10.0 million related to the exit from the appliance business. In the fourth quarter of fiscal year 2002, we increased our liability for lease termination costs related to the appliance exit because of the weakening in the economy and in marketplace demand for commercial properties during the year. Excluding the appliance exit costs and the appliance merchandise markdowns, the gross profit margin would have been 24.4 percent in fiscal 2002 and 24.1 percent in fiscal 2001.

The improvement in the gross profit margin in fiscal 2002 reflected solid sales growth in new and better-featured products, which generally carry higher-than-average gross profit margins, and the reduction in personal computer sales, which carry lower-than-average gross profit margins. In fiscal 2001, the decline in the gross profit margin reflected significantly lower appliance gross profit margins prior to the announced plans to exit that business and a merchandise mix that included a high percentage of traditional products that carry lower gross profit margins. The decline was partly offset by lower personal computer sales and continued double-digit sales growth in new technologies and in higher margin categories where selection was expanded as part of the exit from the appliance business.

THE CARMAX GROUP. For the CarMax business, the gross profit margin was 12.6 percent in fiscal 2002, 13.2 percent in fiscal 2001 and 11.9 percent in fiscal 2000. Although we achieved our specific gross profit dollar targets per vehicle, increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles generated the decline in gross profit as a percentage of sales in fiscal 2002. Used-car gross profit dollars are similar across makes and models. Consequently, the gross profit on a higher-priced used car is a lower percentage of the retail selling price than on a more modestly priced car. In fiscal 2001, the increase in used-car sales as a percentage of CarMax's total sales mix and strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car industry, contributed to a higher gross margin.

Selling, General and Administrative Expenses

For the Company, selling, general and administrative expenses were 18.6 percent of sales in fiscal 2002, compared with 19.4 percent in fiscal 2001 and 18.3 percent in fiscal 2000. Profits generated by the Company's finance operations, fees received for arranging customer automobile financing through third parties and interest income are recorded as reductions to selling, general and administrative expenses.

THE CIRCUIT CITY GROUP. For the Circuit City business, selling, general and administrative expenses were 22.1 percent of sales in fiscal 2002, compared with 21.7 percent in fiscal 2001 and 19.6 percent in fiscal 2000.

The fiscal 2002 expenses included $19.3 million for store remodeling and relocation. In fiscal 2002, we continued to conduct a number of remodeling and remerchandising tests to determine how we can efficiently and effectively upgrade the Circuit City Superstore base. During the year, we fully remodeled 24 Circuit City Superstores, including 10 stores in the Chicago, Ill., market and two stores in Virginia, and completed a less costly remodel in 12 stores in the Washington, D.C., and Baltimore, Md., markets. We also relocated eight Superstores during fiscal 2002. In addition, we tested individual department remodels and display changes in a smaller set of stores. The fiscal 2001 expenses included $41.9 million in remodeling costs, $30.0 million in partial remodeling costs associated with the exit from the appliance business and $5.0 million in severance costs related to a workforce reduction. Excluding these costs and the estimated fiscal 2001 sales disruption during the seven to 10 days of partial remodeling for each store, the expense ratio would have been 21.9 percent in fiscal 2002 and 20.9 percent in fiscal 2001.

The fiscal 2002 rise in the expense ratio reflects the 8 percent decline in total sales. However, selling, general and administrative expenses declined by $92.5 million during this period, exclusive of the remodeling, relocation and severance costs, reflecting cost control and productivity initiatives, including more efficient advertising expenditures. Advertising expense was 3.8 percent of sales in fiscal 2002, 4.0 percent in fiscal 2001 and 3.7 percent in fiscal 2000. An increased contribution from the finance operation also reduced net selling, general and administrative expenses in fiscal 2002.

Increased expenses and the decline in sales produced the expense ratio rise in fiscal 2001. In addition to the remodeling and severance costs previously noted, fiscal 2001 selling, general and administrative costs included a higher level of advertising costs than in the prior fiscal year.

THE CARMAX GROUP. For the CarMax business, selling, general and administrative expenses were 7.9 percent of sales in fiscal 2002, 9.8 percent in fiscal 2001 and 11.3 percent in fiscal 2000.

The improvement in the fiscal 2002 expense ratio reflects significant expense leverage generated by strong comparable store sales growth and continued expense management, particularly of non-store expenses, the benefit of which more than offset higher second half expenses related to renewed geographic expansion. In addition, a lower cost of funds increased yield spreads and contributed to higher profits from the finance operation in fiscal 2002. The decline in the fiscal 2001 expense ratio reflects leverage from strong comparable store sales growth, more efficient advertising expenditures and overall improvements in store productivity, including those achieved through the hub-and-satellite operating strategy that we adopted in multi-store markets. Advertising expense was 1.5 percent of sales in fiscal 2002, 1.8 percent in fiscal 2001 and 2.4 percent in fiscal 2000.

In fiscal 2001, the improvement in the expense ratio was partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 9.4 percent. The fiscal 2000 expense ratio reflects $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1 percent.

Interest Expense

Interest expense was less than 0.1 percent of sales in fiscal 2002 and was 0.2 percent in both fiscal 2001 and fiscal 2000. The fiscal 2002 decline in the interest expense ratio reflects a decline in total debt of the Company and lower interest rates. Refer to the "Financing Activities" section below for further information on changes in debt.

Income Taxes

The effective income tax rate was 38.0 percent in fiscal 2002, fiscal 2001 and fiscal 2000.

Earnings from Continuing Operations

Earnings from continuing operations for Circuit City Stores, Inc. were $218.8 million in fiscal 2002, compared with $160.8 million in fiscal 2001 and $327.8 million in fiscal 2000. Increased earnings posted by both the Circuit City and CarMax businesses drove the fiscal 2002 improvement. The decline in fiscal 2001 reflects the lower earnings for the Circuit City business, partly offset by the increased earnings achieved by the CarMax business.

In a public offering completed during the second quarter of fiscal 2002, the Company sold 9,516,800 shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. With the impact of the offering, 69.2 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares in fiscal 2002. In fiscal 2001, 74.6 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares, and in fiscal 2000, 77.1 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares.

THE CIRCUIT CITY GROUP. For the Circuit City business, earnings from continuing operations before the income attributed to the reserved CarMax Group shares were $128.0 million, or 62 cents per Circuit City Group share, in fiscal 2002, compared with $115.2 million, or 56 cents per Circuit City Group share, in fiscal 2001 and $326.7 million, or $1.60 per Circuit City Group share, in fiscal 2000. Excluding in fiscal 2002 the remodel and relocation expenses and lease termination costs related to the appliance exit, and in fiscal 2001 the estimated sales disruption during the seven to 10 days of partial remodeling, appliance exit costs, appliance merchandise markdowns, remodel and relocation expenses and severance costs related to the workforce reduction, earnings from continuing operations before the income attributed to the reserved CarMax Group shares would have been $146.2 million, or 71 cents per Circuit City Group share, in fiscal 2002 and $205.1 million, or $1.00 per Circuit City Group share, in fiscal 2001.

The net earnings attributed to the Circuit City Group's reserved CarMax Group shares were $62.8 million, or 30 cents per Circuit City Group share, in fiscal 2002, compared with $34.0 million, or 17 cents per Circuit City Group share, in fiscal 2001 and $862,000 in fiscal 2000.

Earnings from continuing operations attributed to the Circuit City Group, including income attributed to the reserved CarMax Group shares, were $190.8 million, or 92 cents per Circuit City Group share, in fiscal 2002; $149.2 million, or 73 cents per Circuit City Group share, in fiscal 2001; and $327.6 million, or $1.60 per Circuit City Group share, in fiscal 2000.

CIRCUIT CITY GROUP DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Fiscal	2002	2001	2000
Circuit City business	$ 0.71	$ 1.00	$1.60
Impact of appliance exit costs	(0.03)	(0.09)	–
Impact of appliance merchandise markdowns[1]	–	(0.08)	–
Impact of partial remodel costs[2]	–	(0.09)	–
Impact of estimated sales disruption	–	(0.03)	–
Impact of remodel and relocation costs[2]	(0.06)	(0.13)	–
Impact of workforce reduction costs[2]	–	(0.02)	–
Reserved CarMax Group shares	0.30	0.17	–
Circuit City Group	$ 0.92	$ 0.73	$1.60

(1) Reflected as a reduction in gross profit margins.
(2) Reflected as an increase in selling, general and administrative expenses.

THE CARMAX GROUP. For the CarMax business, net earnings were $90.8 million in fiscal 2002, $45.6 million in fiscal 2001 and $1.1 million in fiscal 2000. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000. Net earnings attributed to the outstanding CarMax Group Common Stock were $28.0 million, or 82 cents per share, in fiscal 2002; $11.6 million, or 43 cents per share, in fiscal 2001; and $256,000, or 1 cent per share, in fiscal 2000. The net earnings attributed to the outstanding CarMax Group Common Stock grew faster than total net earnings and net earnings per outstanding CarMax Group share because of the impact of the public offering of CarMax Group shares during the second quarter of fiscal 2002.

Loss from Discontinued Operations

On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the Company's consolidated statement of earnings for fiscal 2000.

In fiscal 2000, the loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal included a provision for operating losses to be incurred during the phase-out period. It also included provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

As of February 28, 2002, entities comprising the discontinued Divx operations have been dissolved. The remaining liabilities, totaling $18.5 million, have been assumed by the Company and are included in the consolidated balance sheet.

Net Earnings

Net earnings for the Company were $218.8 million in fiscal 2002, $160.8 million in fiscal 2001 and $197.6 million in fiscal 2000.

Operations Outlook

THE CIRCUIT CITY GROUP. We believe that increased consumer interest in products and services such as big-screen televisions, including digital televisions, plasma televisions and liquid-crystal display panels; multi-channel video programming devices; digital imaging; wireless communications; and Broadband Internet access will drive profitability in the consumer electronics business during this decade. For that reason, we are focusing significant resources on store remodeling, sales counselor training, customer service enhancements, marketing programs and supply chain initiatives to take advantage of the growth opportunities these products provide and thus improve the sales and profitability of the Circuit City business.

Over the past two years, we have experimented with several remodel designs and product category tests to expand the benefits of the new Circuit City store design to the existing store base. In fiscal 2003, we plan to draw on these remodel and product category tests to roll out a remodeled video department and lighting upgrade to approximately 300 Circuit City Superstores, spending an average of $325,000 to $350,000 per store. We believe that rolling out this remodeled department will enable us to increase Circuit City's market share in the growing and highly profitable big-screen television category and further solidify our position in the overall video category. The Consumer Electronics Association projects that big-screen television sales will grow at a double-digit rate in calendar 2002. The fiscal 2003 remodeling plan will allow us to touch a large number of Circuit City Superstores in a manner that has significant potential for incremental benefit, while minimizing the disruptive impact of the remodeling process. We expect the remodeling activities will take approximately two weeks to complete in each store. We will continue testing design ideas for other departments in the Circuit City Superstores. We also plan to relocate approximately 10 Circuit City Superstores in fiscal 2003. In fiscal 2003, we expect Circuit City expenditures for remodeling and relocations to total approximately $130 million, of which we expect to capitalize approximately $70 million and expense approximately $60 million, or 18 cents per Circuit City Group share. We plan to continue improving the Circuit City store base in fiscal 2004 and fiscal 2005 by completing the remodel of these 300 stores and by relocating additional stores to provide a shopping experience that we believe is more consistent with the preferences of today's consumer.

With existing Circuit City initiatives, additional efforts to enhance the business and a relatively stable economy, we believe Circuit City can achieve comparable store sales growth in the mid-single digits for fiscal 2003. We expect that categories where we expanded selections following the exit from the appliance business and categories, such as big-screen televisions, that are benefiting from digital product innovation, will contribute to this growth. We plan to open approximately 10 Superstores in fiscal 2003. Given our presence in virtually all of the nation's top metropolitan markets, new Superstores are being added in one- or two-store markets or to increase our presence in existing major markets. Because of the limited planned geographic expansion, we expect total Circuit City sales growth to only slightly exceed comparable store sales growth. We expect relatively stable Circuit City gross profit margins in fiscal 2003. We also expect a modest increase in the Circuit City expense ratio in fiscal 2003, despite the anticipated increase in comparable store sales. Planned increases in remodeling and relocation expenses, advertising and systems enhancements are among the anticipated contributors to the higher expense ratio. For the full year, we expect the fiscal 2003 profit contribution from Circuit City's finance operation to be similar to the contribution in fiscal 2002.

We currently expect the Circuit City business will contribute 75 cents per share to 85 cents per share to the earnings of the Circuit City Group in fiscal 2003, before remodeling and relocation expenses. Including these expenses, we expect the Circuit City business will contribute 57 cents per share to 67 cents per share to the earnings of the Circuit City Group.

THE CARMAX GROUP. Over the past two years, CarMax has demonstrated that its consumer offer and business model can produce strong sales and earnings growth. Given its solid financial performance, we believe CarMax is able to support its growth independently.

In fiscal 2003, CarMax's geographic expansion will continue to focus on entries into mid-sized markets and satellite store opportunities in existing markets. We have identified more than 30 additional markets that could support a standard superstore, the principal CarMax store size going forward. We also believe that we can add approximately 10 satellite stores in CarMax's existing markets. In fiscal 2003, CarMax plans to open four to six stores, approximately one half of which are expected to be satellite stores.

We believe comparable store used-car unit sales growth, which drives our profitability, will be in the low to mid-teens in the first half of fiscal 2003, moderating to high-single to low-double digits in the second half. Fiscal 2003 will be a year of transition for CarMax as it ramps up its growth pace. Additional growth-related costs such as training, recruiting and employee relocation for our new stores will moderate earnings growth. In addition, we anticipate a reduction in yield spreads from the CarMax finance operation as interest rates rise above the low levels experienced in fiscal 2002. Our earnings expectations for CarMax also include preliminary estimates of expenses expected to be incurred in the second half of fiscal 2003 if the planned separation is approved. We expect the expense leverage improvement achieved from total and comparable store sales growth to be substantially offset by these three factors. As a result, we anticipate earnings per CarMax Group share of 95 cents to $1.00 for fiscal 2003, excluding the non-recurring costs of separation, which are not tax-deductible and are estimated to be approximately $8 million, or 8 cents per CarMax Group share.

We plan to open six to eight CarMax stores per year in fiscal 2004 through fiscal 2006, including openings in mid-sized markets and satellite stores in existing markets.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2000, the Financial Accounting Standards Board issued EITF No. 00-14, "Accounting for Certain Sales Incentives," which is effective for fiscal quarters beginning after December 15, 2001. EITF No. 00-14 provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. The Company offers certain mail-in rebates that are currently recorded in cost of sales, buying and warehousing. However, in the first quarter of fiscal 2003, the Company expects to reclassify these rebate expenses from cost of sales, buying and warehousing to net sales and operating revenues to be in compliance with EITF No. 00-14. On a pro forma basis, this reclassification would have increased the fiscal 2002 Circuit City Stores, Inc. gross profit margin by 12 basis points and the expense ratio by 10 basis points. For fiscal 2001, this reclassification would have increased the gross profit margin and the expense ratio by 20 basis points. For the Circuit City Group, this reclassification would have increased the gross profit margin by 18 basis points and the expense ratio by 17 basis points in fiscal 2002, and the gross profit margin by 29 basis points and the expense ratio by 27 basis points in fiscal 2001. The Company does not expect the adoption of EITF No. 00-14 to have a material impact on its financial position, results of operations or cash flows.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations," effective for business combinations initiated after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. For the CarMax Group, goodwill totaled $20.1 million and covenants not to compete totaled $1.5 million as of February 28, 2002. In fiscal 2002, goodwill amortization totaled $1.8 million, and amortization of covenants not to compete totaled $931,000. Covenants not to compete will continue to be amortized on a straight-line basis over the life of the covenant, not to exceed five years. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of the Company. During fiscal 2003, the Company will perform the first of the required impairment tests of goodwill, as outlined in the new pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, the Company does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions in the first quarter of fiscal 2003. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position, results of operations or cash flows.

FINANCIAL CONDITION

Liquidity and Capital Resources

CASH FLOW HIGHLIGHTS

(Amounts in millions)	Years Ended February 28 or 29 2002	2001	2000
Net earnings from continuing operations	$ 218.8	$ 160.8	$ 327.8
Depreciation and amortization	$ 150.7	$ 153.1	$ 148.2
Provision for deferred income taxes	$ 31.2	$ 19.8	$ 43.1
Cash provided by (used for) working capital, net	$ 336.7	$(165.7)	$ 122.4
Cash provided by operating activities	$ 837.2	$ 167.1	$ 638.3
Purchases of property and equipment	$(214.0)	$(285.6)	$(222.3)
Proceeds from sales of property and equipment, net	$ 187.4	$ 115.7	$ 100.2
Net decrease in short-term and long-term debt	$(123.4)	$(179.9)	$ (7.7)
Proceeds from CarMax stock offering, net	$ 139.5	–	–

CASH PROVIDED BY OPERATIONS. Circuit City Stores generated net cash from operating activities of $837.2 million in fiscal 2002, compared with $167.1 million in fiscal 2001 and $638.3 million in fiscal 2000. The fiscal 2002 improvement primarily resulted from working capital efficiencies and a $58.0 million increase in net earnings. Improved supply chain management in the Circuit City business contributed to a $192.0 million reduction in working capital used for inventories in fiscal 2002 compared with fiscal 2001. Increases in accounts payable, accrued expenses and other current liabilities, and accrued income taxes reduced working capital by an additional $401.0 million in fiscal 2002 compared with fiscal 2001. The increase in accounts payable primarily reflects extended payment terms achieved through supply chain management in the Circuit City business. The fiscal 2001 decline in cash provided by operating activities was largely a function of lower net earnings for the Circuit City business and an increase in working capital, partly offset by the increase in earnings for the CarMax business.

INVESTING ACTIVITIES. Net cash used in investing activities was $26.6 million in fiscal 2002, compared with $171.2 million in fiscal 2001 and $157.0 million in fiscal 2000. Capital expenditures were $214.0 million in fiscal 2002, $285.6 million in fiscal 2001 and $222.3 million in fiscal 2000. Fiscal 2002 capital expenditures included spending for the construction of 11 new and eight relocated Circuit City Superstores, $19.8 million of capitalized Circuit City remodeling expenditures and the construction of two standard-sized CarMax used-car superstores, one of which opened during the first quarter of fiscal 2003, and one satellite used-car superstore. Fiscal 2001 capital expenditures included spending for the construction of 23 new and two relocated Circuit City Superstores and $106.0 million of capitalized Circuit City remodeling expenditures associated with full remodels of 26 Superstores, primarily in south and central Florida, and partial remodels associated with the exit from the appliance business. Fiscal 2000 capital expenditures included spending for the construction of 34 new and four relocated Circuit City Superstores and four CarMax used-car superstores.

Capital expenditures have been funded primarily through internally generated funds, sale-leaseback transactions, landlord reimbursements and short- and long-term debt. Net proceeds from sales of property and equipment, including sale-leasebacks, totaled $187.4 million in fiscal 2002, $115.7 million in fiscal 2001 and $100.2 million in fiscal 2000. In August 2001, Circuit City completed a sale-leaseback transaction for its Orlando, Fla., distribution center, from which total proceeds of $19.5 million were received. In November 2001, we completed a sale-leaseback transaction for Circuit City's Marion, Ill., distribution center, from which total proceeds of $29.0 million were received. In August 2001, CarMax entered into a sale-leaseback transaction covering nine superstore properties for an aggregate sale price of $102.4 million. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores, Inc. guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options.

In fiscal 2003, we anticipate capital expenditures for the Circuit City business of approximately $150 million. In fiscal 2003, the Circuit City business plans to open approximately 10 Superstores, remodel the video department and install lighting upgrades in approximately 300 Superstores and relocate approximately 10 Superstores. We expect Circuit City will continue incurring remodeling and relocation costs in fiscal years 2004 and 2005.

In fiscal 2003, we anticipate capital expenditures for the CarMax business of approximately $175 million. CarMax planned expenditures primarily relate to new store construction, including furniture, fixtures and equipment and land purchases, and leasehold improvements to existing properties. CarMax expects to open four to six stores during fiscal 2003, approximately one half of which will be satellite stores, and, assuming the business continues to meet our expectations, 22 to 30 stores over the following four years. We expect the initial cash investment per store to be in the range of $20 million to $27 million for a standard superstore and $10 million to $15 million for a satellite store. If CarMax takes full advantage of building and land sale-leasebacks, then we expect the net cash used to fund a new store will be $8 million to $12 million for a standard superstore and $5 million to $7 million for a satellite superstore. As a new store matures, sales financed through CarMax's finance operation will require additional use of capital in the form of a seller's interest in the receivables or reserves. For a standard used-car superstore, we would expect the cash investment for the seller's interest to range from $0.8 million to $1.5 million at the end of the first year of operation, growing to $2.2 million to $3.4 million after five years of operation.

For the Company, we expect that available cash resources, CarMax's anticipated credit agreement secured by vehicle inventory, sale-leaseback transactions, landlord reimbursements and cash generated by operations will be sufficient to fund capital expenditures for the foreseeable future.

FINANCING ACTIVITIES. In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction. This note, which is payable in August 2002, was included in short-term debt as of February 28, 2002.

As scheduled, Circuit City Stores used existing working capital to repay a $130 million term loan in fiscal 2002 and a $175 million term loan in fiscal 2001. At February 28, 2002, a $100 million outstanding term loan due in July 2002 was classified as a current liability. Although the Company has the ability to refinance this debt, we intend to repay it using existing working capital.

At February 28, 2002, the Company had cash and cash equivalents of $1.25 billion and total outstanding debt of $126.4 million. Circuit City Stores maintains a $150 million unsecured revolving credit facility that expires on August 31, 2002. The Company does not anticipate renewing this facility. The Company also maintains $195 million in committed seasonal lines of credit that are renewed annually with various banks. At February 28, 2002, total balances of $1.8 million were outstanding under these facilities.

We anticipate that during the first quarter of fiscal 2003, CarMax will enter into a multi-year, $200 million credit agreement secured by vehicle inventory. We anticipate that some of the proceeds from the agreement will be used for the repayment of allocated debt; the payment on the separation date of a one-time special dividend to Circuit City Stores, Inc., currently estimated to be between $25 million and $35 million; the payment of transaction expenses incurred in connection with the separation; and general corporate purposes. Refer to "Contractual Obligations" for further discussion of the special dividend payment.

Receivables generated by the Circuit City and CarMax finance operations are funded through securitization transactions in which the finance operations sell their receivables while retaining servicing rights. These securitization transactions provide an efficient and economical means of funding credit card and automobile loan receivables. For transfers of receivables that qualify as sales under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," we recognize gains and losses as a component of the profits of Circuit City's or CarMax's finance operation.

On a daily basis, Circuit City's finance operation sells its private-label credit card and MasterCard and VISA credit card, referred to as bankcard, receivables to special purpose subsidiaries, which, in turn, transfer the receivables to two separate securitization master trusts. The master trusts periodically issue asset-backed securities in public offerings and private transactions, and the proceeds are distributed through the special purpose subsidiaries to Circuit City's finance operation. The special purpose subsidiaries retain an undivided interest in the transferred receivables and hold various subordinated asset-backed securities that serve as credit enhancement for the asset-backed securities held by outside investors. Circuit City's finance operation continues to service the transferred receivables for a fee.

The private-label and bankcard master trusts each have issued multiple series of asset-backed securities, referred to as term securities, having fixed initial principal amounts. Investors in the term securities are entitled to receive monthly interest payments and a single principal payment on a stated maturity date. In addition, each master trust has issued a series of asset-backed securities, referred to as variable funding securities, having a variable principal amount. Investors in the variable funding securities are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through a stated commitment termination date. The commitment under the private-label variable funding series is currently scheduled to expire on December 13, 2002, and the commitment under the bankcard variable funding series is currently scheduled to expire on October 24, 2002. We expect that the commitment termination dates of both variable funding series will be extended. If certain events were to occur, principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full.

At February 28, 2002, the aggregate principal amount of securitized credit card receivables totaled $1.31 billion under the private-label program and $1.49 billion under the bankcard program. At February 28, 2002, the unused capacity of the private-label variable funding program was $22.9 million and the unused capacity of the bankcard variable funding program was $496.5 million. At February 28, 2002, there were no provisions providing recourse to the Company for credit losses on the receivables securitized through the private-label or bankcard master trusts.

We have conducted tests of a co-branded Circuit City bankcard, which offers more utility to the customer than the private-label card. We are considering transitioning our private-label program to this card.

On a monthly basis, CarMax's finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers the receivables to a group of third-party investors. The investors sell commercial paper backed by the transferred receivables, and the proceeds are distributed through the special purpose subsidiary to CarMax's finance operation. The special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax's finance operation continues to service the transferred receivables for a fee. The investors are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through June 27, 2002. We expect that the commitment termination date will be extended. If certain events were to occur, the commitment to acquire additional undivided interests would terminate and the investors would begin to receive monthly principal payments until paid in full. At February 28, 2002, the unused capacity of this program was $211.0 million.

CarMax's finance operation periodically refinances its automobile loan receivables through the public issuance of asset-backed securities. The finance operation sells the receivables to be refinanced to a special purpose subsidiary, which, in turn, transfers the purchased receivables to a securitization trust. The securitization trust then issues asset-backed securities secured by the transferred receivables in public offerings, and the proceeds are distributed through the special purpose subsidiary to CarMax's finance operation. CarMax continues to service the transferred receivables for a fee. Asset-backed securities were issued totaling $644.0 million in October 1999, $655.4 million in January 2001 and $641.7 million in November 2001.

At February 28, 2002, the aggregate principal amount of securitized automobile loan receivables totaled $1.54 billion. At February 28, 2002, there were no provisions providing recourse to the Company for credit losses on the securitized automobile loan receivables.

We anticipate that we will be able to expand or enter into new securitization arrangements to meet future needs of both the Circuit City and CarMax finance operations.

During the second quarter of fiscal 2002, Circuit City Stores, Inc. completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The net proceeds of $139.5 million from the offering were allocated to the Circuit City Group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores.

CONTRACTUAL OBLIGATIONS[1]

(Amounts in millions)	Total	1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Contractual obligations:					
Long-term debt	$ 104.5	$101.5	$ 2.6	$ 0.4	$ –
Promissory note	8.5	8.5	–	–	–
Capital lease obligations	11.6	0.6	1.3	1.7	8.0
Operating leases	4,801.8	339.2	672.3	659.1	3,131.2
Lines of credit	1.8	1.8	–	–	–
Other contractual obligations	18.5	18.5	–	–	–
Total	$4,946.7	$470.1	$676.2	$661.2	$3,139.2

(1) Amounts are based on the capital structure of Circuit City Stores, Inc. as of February 28, 2002. Future obligations depend upon the final outcome of the proposed separation of CarMax.

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores, Inc. was the original tenant and primary obligor. Circuit City Stores, Inc., and not CarMax, had originally entered into these leases so that CarMax could take advantage of the favorable economic terms available to us as a large retailer. We have assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, we remain contingently liable under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, we may be required to make those payments on CarMax's behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores, Inc. on the separation date, assuming the separation is completed. We currently expect this special dividend to be between $25 million and $35 million.

Capital Structure

Total assets at February 28, 2002, were $4.54 billion, up $668.1 million, or 17 percent, since February 28, 2001. An $805.4 million increase in cash, partly offset by a $124.3 million decrease in inventory, was the primary contributor to the increase in total assets.

During fiscal 2002, stockholders' equity increased 16 percent to $2.73 billion. Capitalization for the past five years is illustrated in the "Capitalization" table below. The return on equity was 8.6 percent in fiscal 2002, compared with 7.1 percent in fiscal 2001.

Historically, the Groups have relied on the cash or external debt of Circuit City Stores, Inc. to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or the securitization of receivables. Most of the financial activities of each Group are managed by the Company on a centralized basis and are dependent on the financial condition of the Company or, in some cases, its separate businesses. These financial activities have included the investment of surplus cash, issuance and repayment of debt, securitization of receivables, sale-leasebacks of real estate and inter-group loans.

In February 2002, Circuit City Stores, Inc. announced plans to separate the CarMax business from the Circuit City business in a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. The separation plan calls for Circuit City Stores, Inc. to redeem all outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

CAPITALIZATION

Fiscal	2002		2001		2000		1999		1998	
(Dollar amounts in millions)	$	%	$	%	$	%	$	%	$	%
Long-term debt, excluding current installments	$ 14.1	1%	$ 116.1	5%	$ 249.2	10%	$ 426.6	17%	$ 424.3	18%
Other long-term liabilities	149.6	5	107.1	4	157.8	6	149.7	6	171.5	7
Total stockholders' equity	2,734.4	94	2,356.5	91	2,142.2	84	1,905.1	77	1,730.0	75
Total capitalization	$2,898.1	100%	$2,579.7	100%	$2,549.2	100%	$2,481.4	100%	$2,325.8	100%

MARKET RISK

Receivables Risk

The Company manages the market risk associated with the private-label credit card and bankcard revolving loan portfolios of Circuit City's finance operation and the automobile installment loan portfolio of CarMax's finance operation. Portions of these portfolios have been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, are not presented on the Company's consolidated balance sheets.

CONSUMER REVOLVING CREDIT RECEIVABLES. The majority of accounts in the private-label credit card and bankcard portfolios are charged interest at rates indexed to the prime rate, adjustable on a monthly basis subject to certain limitations. The balance of the accounts are charged interest at a fixed annual percentage rate. As of February 28, 2002, and February 28, 2001, the total outstanding principal amount of private-label credit card and bankcard receivables had the following interest rate structure:

(Amounts in millions)	2002	2001
Indexed to prime rate	$2,645	$2,596
Fixed APR	202	203
Total	$2,847	$2,799

Financing for the private-label credit card and bankcard receivables is achieved through asset securitization programs that, in turn, issue both private and public market debt, principally at floating rates based on LIBOR and commercial paper rates. Receivables held for sale are financed with working capital. The total principal amount of receivables securitized or held for sale at February 28, 2002, and February 28, 2001, was as follows:

(Amounts in millions)	2002	2001
Floating-rate securitizations	$2,798	$2,754
Held for sale	49	45
Total	$2,847	$2,799

AUTOMOBILE INSTALLMENT LOAN RECEIVABLES. At February 28, 2002, and February 28, 2001, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Receivables held for investment or sale are financed with working capital. The total principal amount of receivables securitized or held for investment or sale as of February 28, 2002, and February 28, 2001, was as follows:

(Amounts in millions)	2002	2001
Fixed-rate securitizations	$1,122	$ 984
Floating-rate securitizations synthetically altered to fixed	413	299
Floating-rate securitizations	1	1
Held for investment[1]	12	9
Held for sale	2	3
Total	$1,550	$1,296

(1) Held by a bankruptcy-remote special purpose subsidiary.

INTEREST RATE EXPOSURE. The Company is exposed to interest rate risk on Circuit City's securitized credit card portfolio, especially when interest rates move dramatically over a relatively short period of time. We have attempted to mitigate this risk through matched funding. In addition, our ability to increase the finance charge yield of Circuit City's variable rate credit cards may be contractually limited or limited at some point by competitive conditions. Interest rate exposure relating to CarMax's securitized automobile loan receivables represents a market risk exposure that we manage with matched funding and interest rate swaps matched to projected payoffs. Generally, changes only in interest rates do not have a material impact on the Company's results of operations.

The market and credit risks associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 12 to the Company's consolidated financial statements for a description of these items. Market risk is the exposure created by potential fluctuations in interest rates. On behalf of Circuit City, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The Company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. The Company does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

FORWARD-LOOKING STATEMENTS

The provisions of the Private Securities Litigation Reform Act of 1995 provide companies with a "safe harbor" when making forward-looking statements. This "safe harbor" encourages companies to provide prospective information about their companies without fear of litigation. The Company wishes to take advantage of the "safe harbor" provisions of the Act. Company statements that are not historical facts, including statements about management's expectations for fiscal 2003 and beyond, are forward-looking statements and involve various risks and uncertainties.

Forward-looking statements are estimates and projections reflecting our judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements include:

- Changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as online and telephone shopping services and mail order.
- Changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability,

consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general.

- The presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories we sell and changes in our actual merchandise sales mix.
- Significant changes in retail prices for products sold by either of our businesses.
- Lack of availability or access to sources of inventory for either of our businesses.
- Inability on the part of either of our businesses to liquidate excess inventory should excess inventory develop.
- Unanticipated adverse results from remodeling or relocating Circuit City Superstores.
- The ability to attract and retain an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support our service-driven operating strategies.
- Changes in the availability of securitization financing for credit card and automobile installment loan receivables and the availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of our businesses.
- Changes in production or distribution costs or cost of materials for our advertising.
- Availability of appropriate real estate locations for expansion.
- The imposition of new restrictions or regulations regarding the sale of products and/or services we sell, changes in tax rules and regulations applicable to us or our competitors, or any failure to comply with such laws or any adverse change in such laws.
- Adverse results in significant litigation matters.

The board of directors has authorized management to initiate a process that would separate the CarMax business from the Circuit City business through a tax-free transaction in which CarMax, Inc. would become an independent, separately traded public company. CarMax, Inc. has filed a registration statement related to this transaction with the SEC. The cautionary statements listed above should be read in conjunction with the risk factors in the registration statement and in the Company's other SEC filings.

We believe our forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations.

COMMON STOCK

The common stock of Circuit City Stores, Inc. includes two series: Circuit City Stores, Inc. – Circuit City Group Common Stock and Circuit City Stores, Inc. – CarMax Group Common Stock. Both Group stocks are traded on the New York Stock Exchange. The quarterly dividend data shown below applies to the Circuit City Group Common Stock for the applicable periods. No dividend data is shown for the CarMax Group Common Stock since it pays no dividends at this time.

	Circuit City Group						CarMax Group			
	Market Price of Common Stock				Dividends		Market Price of Common Stock			
Fiscal	2002		2001		2002	2001	2002		2001	
Quarter	HIGH	LOW	HIGH	LOW			HIGH	LOW	HIGH	LOW
1st	$16.85	$10.34	$65.19	$37.25	$.0175	$.0175	$15.49	$ 4.70	$4.25	$1.56
2nd	$20.25	$14.50	$56.63	$21.00	$.0175	$.0175	$20.50	$11.50	$4.88	$2.63
3rd	$17.84	$ 9.55	$28.25	$11.56	$.0175	$.0175	$21.00	$ 9.20	$5.38	$3.38
4th	$31.40	$16.08	$19.90	$ 8.69	$.0175	$.0175	$29.02	$19.35	$5.50	$3.69
Total					$.0700	$.0700				

CONSOLIDATED STATEMENTS OF EARNINGS

(Amounts in thousands except per share data)	Years Ended February 28 or 29 2002	%	2001	%	2000	%
NET SALES AND OPERATING REVENUES	$12,791,468	100.0	$12,959,028	100.0	$12,614,390	100.0
Cost of sales, buying and warehousing	10,049,793	78.6	10,135,380	78.2	9,751,833	77.3
Appliance exit costs [NOTE 14]	10,000	–	28,326	0.2	–	–
GROSS PROFIT	2,731,675	21.4	2,795,322	21.6	2,862,557	22.7
Selling, general and administrative expenses [NOTE 10]	2,372,941	18.6	2,514,912	19.4	2,309,593	18.3
Appliance exit costs [NOTE 14]	–	–	1,670	–	–	–
Interest expense [NOTE 4]	5,839	–	19,383	0.2	24,206	0.2
TOTAL EXPENSES	2,378,780	18.6	2,535,965	19.6	2,333,799	18.5
Earnings from continuing operations before income taxes	352,895	2.8	259,357	2.0	528,758	4.2
Provision for income taxes [NOTE 5]	134,100	1.1	98,555	0.8	200,928	1.6
EARNINGS FROM CONTINUING OPERATIONS	218,795	1.7	160,802	1.2	327,830	2.6
Discontinued operations [NOTE 15]:						
Loss from discontinued operations of Divx, less income tax benefit	–	–	–	–	(16,215)	(0.1)
Loss on disposal of Divx, less income tax benefit	–	–	–	–	(114,025)	(0.9)
Loss from discontinued operations	–	–	–	–	(130,240)	(1.0)
NET EARNINGS	$ 218,795	1.7	$ 160,802	1.2	$ 197,590	1.6
Net earnings (loss) attributed to [NOTES 1 AND 2]:						
Circuit City Group Common Stock:						
Continuing operations	$ 190,799		$ 149,247		$ 327,574	
Discontinued operations	–		–		(130,240)	
CarMax Group Common Stock	27,996		11,555		256	
	$ 218,795		$ 160,802		$ 197,590	
Weighted average common shares [NOTES 2 AND 7]:						
Circuit City Group basic	205,501		203,774		201,345	
Circuit City Group diluted	207,095		205,830		204,321	
CarMax Group basic	32,140		25,554		23,778	
CarMax Group diluted	34,122		26,980		25,788	
NET EARNINGS (LOSS) PER SHARE ATTRIBUTED TO [NOTES 1, 2 AND 7]:						
Circuit City Group basic:						
Continuing operations	$ 0.93		$ 0.73		$ 1.63	
Discontinued operations	–		–		(0.65)	
Net earnings	$ 0.93		$ 0.73		$ 0.98	
Circuit City Group diluted:						
Continuing operations	$ 0.92		$ 0.73		$ 1.60	
Discontinued operations	–		–		(0.64)	
Net earnings	$ 0.92		$ 0.73		$ 0.96	
CarMax Group basic	$ 0.87		$ 0.45		$ 0.01	
CarMax Group diluted	$ 0.82		$ 0.43		$ 0.01	

See accompanying notes to consolidated financial statements.

(Amounts in thousands except share data)	At February 28 2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents [NOTE 2]	$1,251,532	$ 446,131
Net accounts receivable [NOTE 11]	726,541	585,761
Inventory	1,633,327	1,757,664
Prepaid expenses and other current assets	41,311	57,623
TOTAL CURRENT ASSETS	3,652,711	2,847,179
Property and equipment, net [NOTES 3 AND 4]	853,778	988,947
Other assets	32,897	35,207
TOTAL ASSETS	$4,539,386	$3,871,333
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current installments of long-term debt [NOTES 4 AND 9]	$ 102,073	$ 132,388
Accounts payable	1,106,679	902,560
Short-term debt [NOTE 4]	10,237	1,200
Accrued expenses and other current liabilities	183,336	162,972
Accrued income taxes	100,696	–
Deferred income taxes [NOTE 5]	138,306	92,479
TOTAL CURRENT LIABILITIES	1,641,327	1,291,599
Long-term debt, excluding current installments [NOTES 4 AND 9]	14,064	116,137
Deferred revenue and other liabilities	149,269	92,165
Deferred income taxes [NOTE 5]	288	14,949
TOTAL LIABILITIES	1,804,948	1,514,850
STOCKHOLDERS' EQUITY [NOTES 1 AND 6]:		
Circuit City Group Common Stock, $0.50 par value; 350,000,000 shares authorized; 208,823,000 shares issued and outstanding (207,020,000 in 2001)	104,411	103,510
CarMax Group Common Stock, $0.50 par value; 175,000,000 shares authorized; 36,851,000 shares issued and outstanding (25,639,000 in 2001)	18,426	12,820
Capital in excess of par value	810,047	642,838
Retained earnings	1,801,554	1,597,315
TOTAL STOCKHOLDERS' EQUITY	2,734,438	2,356,483
Commitments and contingent liabilities [NOTES 1, 8, 9, 13, 14 AND 15]		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,539,386	$3,871,333

See accompanying notes to consolidated financial statements.

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
OPERATING ACTIVITIES:			
Net earnings	$ 218,795	$ 160,802	$ 197,590
Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:			
Loss from discontinued operations [NOTE 15]	–	–	16,215
Loss on disposal of discontinued operations [NOTE 15]	–	–	114,025
Depreciation and amortization	150,711	153,090	148,164
Unearned compensation amortization of restricted stock	15,678	11,365	12,096
Loss on disposition of property and equipment	13,735	4,674	17
Provision for deferred income taxes	31,166	19,765	43,053
Changes in operating assets and liabilities, net of effects from business acquisitions:			
(Increase) decrease in net accounts receivable	(140,766)	7,541	(18,922)
Decrease (increase) in inventory	124,337	(67,655)	(184,507)
Decrease (increase) in prepaid expenses and other current assets	16,312	(41,426)	81,316
(Increase) decrease in other assets	(720)	1,012	240
Increase (decrease) in accounts payable, accrued expenses and other current liabilities and accrued income taxes	336,774	(64,193)	244,559
Increase (decrease) in deferred revenue and other liabilities	71,186	(17,855)	(15,565)
NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	837,208	167,120	638,281
INVESTING ACTIVITIES:			
Cash used in business acquisitions	–	(1,325)	(34,849)
Purchases of property and equipment	(213,997)	(285,556)	(222,268)
Proceeds from sales of property and equipment, net	187,426	115,695	100,151
NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS	(26,571)	(171,186)	(156,966)
FINANCING ACTIVITIES:			
Proceeds from (payments on) short-term debt, net	9,037	(1,805)	(5,011)
Principal payments on long-term debt [NOTE 4]	(132,388)	(178,060)	(2,707)
Issuances of Circuit City Group Common Stock, net	17,920	26,912	6,942
Issuances of CarMax Group Common Stock, net	(1,958)	(263)	1,914
Proceeds from CarMax Group Common Stock offering, net [NOTE 1]	139,546	–	–
Dividends paid on Circuit City Group Common Stock	(14,556)	(14,346)	(14,207)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES OF CONTINUING OPERATIONS	17,601	(167,562)	(13,069)
CASH USED IN DISCONTINUED OPERATIONS [NOTE 15]	(22,837)	(26,174)	(90,193)
Increase (decrease) in cash and cash equivalents	805,401	(197,802)	378,053
Cash and cash equivalents at beginning of year	446,131	643,933	265,880
Cash and cash equivalents at end of year	$1,251,532	$ 446,131	$ 643,933
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid (received) during the year for:			
Interest	$ 8,929	$ 25,336	$ 34,389
Income taxes	$ (42,575)	$ 117,366	$ 14,908

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares Outstanding		Common Stock				
(Amounts in thousands except per share data)	Circuit City Group	CarMax Group	Circuit City Group	CarMax Group	Capital In Excess of Par Value	Retained Earnings	Total
BALANCE AT MARCH 1, 1999	100,820	23,116	$ 50,410	$ 11,558	$ 575,686	$ 1,267,476	$ 1,905,130
Effect of two-for-one stock split	100,820	–	50,410	–	(50,410)	–	–
Net earnings	–	–	–	–	–	197,590	197,590
Exercise of common stock options [NOTE 6]	2,864	2,027	1,432	1,014	34,232	–	36,678
Shares issued under employee stock purchase plans [NOTE 6]	502	506	251	253	21,547	–	22,051
Shares issued under stock incentive plans [NOTE 6]	346	30	173	15	13,996	–	14,184
Tax benefit from stock issued	–	–	–	–	32,459	–	32,459
Shares cancelled upon reacquisition by Company	(1,484)	(65)	(742)	(33)	(52,173)	–	(52,948)
Unearned compensation–restricted stock	–	–	–	–	1,237	–	1,237
Cash dividends–Circuit City Group Common Stock ($0.07 per share)	–	–	–	–	–	(14,207)	(14,207)
BALANCE AT FEBRUARY 29, 2000	203,868	25,614	101,934	12,807	576,574	1,450,859	2,142,174
Net earnings	–	–	–	–	–	160,802	160,802
Exercise of common stock options [NOTE 6]	1,526	56	763	28	35,391	–	36,182
Shares issued under employee stock purchase plans [NOTE 6]	862	–	431	–	16,119	–	16,550
Shares issued under stock incentive plans [NOTE 6]	1,486	–	743	–	31,912	–	32,655
Tax benefit from stock issued	–	–	–	–	29,839	–	29,839
Shares cancelled upon reacquisition by Company	(722)	(31)	(361)	(15)	(32,774)	–	(33,150)
Unearned compensation–restricted stock	–	–	–	–	(14,223)	–	(14,223)
Cash dividends–Circuit City Group Common Stock ($0.07 per share)	–	–	–	–	–	(14,346)	(14,346)
BALANCE AT FEBRUARY 28, 2001	207,020	25,639	103,510	12,820	642,838	1,597,315	2,356,483
Net earnings	–	–	–	–	–	218,795	218,795
Sale of CarMax Group Common Stock [NOTE 1]	–	9,517	–	4,758	134,788	–	139,546
Exercise of common stock options [NOTE 6]	541	1,941	270	971	9,669	–	10,910
Shares issued under employee stock purchase plans [NOTE 6]	867	–	434	–	11,627	–	12,061
Shares issued under stock incentive plans [NOTE 6]	1,068	2	534	1	13,605	–	14,140
Tax benefit from stock issued	–	–	–	–	2,530	–	2,530
Shares cancelled upon reacquisition by Company	(673)	(248)	(337)	(124)	(17,995)	–	(18,456)
Unearned compensation–restricted stock	–	–	–	–	12,985	–	12,985
Cash dividends–Circuit City Group Common Stock ($0.07 per share)	–	–	–	–	–	(14,556)	(14,556)
BALANCE AT FEBRUARY 28, 2002	**208,823**	**36,851**	**$104,411**	**$18,426**	**$810,047**	**$1,801,554**	**$2,734,438**

See accompanying notes to consolidated financial statements.

1. BASIS OF PRESENTATION

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The reserved CarMax Group shares are not outstanding CarMax Group Common Stock. Therefore, net earnings attributed to the reserved CarMax Group shares are included in the net earnings and earnings per share attributed to the Circuit City Group Common Stock and not in the earnings per share attributed to the CarMax Group Common Stock.

During the second quarter of fiscal 2002, Circuit City Stores completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The net proceeds of $139.5 million from the offering were allocated to the Circuit City Group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores. As of February 28, 2002, 65,923,200 shares of CarMax Group Common Stock were reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6 percent at February 28, 2001; and 74.7 percent at February 29, 2000. The terms of each series of common stock are discussed in detail in the Company's Form 8-A registration statement on file with the Securities and Exchange Commission.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem the outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of CarMax Group Common Stock redeemed by the Company. Management anticipates that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer, subject to shareholder approval and final approval from the board of directors.

Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. Neither shares of Circuit City Group Common Stock nor shares of CarMax Group Common Stock represent a direct equity or legal interest solely in the assets and liabilities allocated to a particular Group. Instead, those shares represent direct equity and legal interests in the assets and liabilities of the Company. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Company's consolidated financial statements included herein should be read in conjunction with the financial statements of each Group and the Company's SEC filings.

The financial statements of the Company reflect each Group's business as well as the allocation of the Company's assets, liabilities, expenses and cash flows between the Groups in accordance with the policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:

(A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Debt of the Company is either allocated between the Groups (pooled debt) or is allocated in its entirety to one Group. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.

(B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the Groups based upon utilization of such services by each Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to each Group.

(C) INCOME TAXES: The Groups are included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for the Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Circuit City Group and the CarMax Group, which combined comprise all accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

(B) CASH AND CASH EQUIVALENTS: Cash equivalents of $1.22 billion at February 28, 2002, and $408.8 million at February 28, 2001, consist of highly liquid debt securities with original maturities of three months or less.

(C) SECURITIZATIONS: The Company enters into securitization transactions, which allow for the sale of credit card and automobile loan receivables to qualified special purpose entities, which, in turn, issue asset-backed securities to third-party investors. On April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaced SFAS No. 125 and applies prospectively to all securitization transactions occurring after March 31, 2001. Adoption of SFAS No. 140 did not have a material impact on the financial position, results of operations or cash flows of the Company. Transfers of financial assets that qualify as sales under SFAS No. 140 are accounted for as off-balance sheet securitizations. The Company may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are carried at fair value as determined by the present value of expected future cash flows using management's projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. The changes in fair value of retained interests are included in earnings. Retained interests are included in net accounts receivable on the consolidated balance sheets.

(D) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of the Company's cash and cash equivalents, credit card, automobile loan and other receivables, accounts payable, short-term borrowings and long-term debt approximates fair value. The Company's retained interests in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value.

(E) INVENTORY: Circuit City inventory is comprised of finished goods held for sale and is stated at the lower of cost or market. CarMax inventory is comprised primarily of vehicles held for sale or for reconditioning and is stated at the lower of cost or market. Cost is determined by the average cost method for Circuit City's inventory and by specific identification for CarMax's vehicle inventory. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in CarMax's inventory.

(F) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives. Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(G) COMPUTER SOFTWARE COSTS: External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(H) IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. When the Company closes a location, the estimated unrecoverable costs are charged to selling, general and administrative expenses. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements and a provision for the present value of future lease obligations, less estimated sublease income.

(I) STORE OPENING EXPENSES: Costs relating to store openings, including organization and pre-opening costs, are expensed as incurred.

(J) INCOME TAXES: Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

(K) REVENUE RECOGNITION: The Company recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. Circuit City sells extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) from 12 to 60 months. Because third parties are the primary obligors under these contracts, commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.

CarMax also sells extended warranties on behalf of unrelated third parties. These warranties usually have terms of coverage from 12 to 72 months. Because third parties are the primary obligors under these warranties, commission revenue is recognized at the time of sale, net of a provision for estimated customer returns of the warranties.

(L) DEFERRED REVENUE: Circuit City sells its own extended warranty contracts that extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) from 12 to 60 months. As Circuit City is the primary obligor on its own contracts, all revenue from the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized.

(M) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Profits generated by the Company's finance operations, fees received for arranging customer automobile financing through third parties and interest income are recorded as reductions to selling, general and administrative expenses.

(N) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(O) NET EARNINGS (LOSS) PER SHARE: Basic net earnings (loss) per share attributed to Circuit City Group Common Stock is computed by dividing net earnings (loss) attributed to Circuit City Group Common Stock, including earnings attributed to the reserved CarMax Group shares, by the weighted average number of shares of Circuit City Group Common Stock outstanding. Diluted net earnings (loss) per share attributed to Circuit City Group Common Stock is computed by dividing net earnings (loss) attributed to Circuit City Group Common Stock, including earnings attributed to the reserved CarMax Group shares, by the sum of the weighted average number of shares of Circuit City Group Common Stock outstanding and dilutive potential Circuit City Group Common Stock.

Basic net earnings per share attributed to CarMax Group Common Stock is computed by dividing net earnings attributed to the outstanding CarMax Group Common Stock by the weighted average number of shares of CarMax Group Common Stock outstanding. Diluted net earnings per share attributed to CarMax Group Common Stock is computed by dividing net earnings attributed to the outstanding CarMax Group Common Stock by the sum of the weighted average number of shares of CarMax Group Common Stock outstanding and dilutive potential CarMax Group Common Stock.

(P) STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and provides the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation."

(Q) DERIVATIVE FINANCIAL INSTRUMENTS: In connection with securitization activities, the Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. The Company also enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on March 1, 2001. SFAS No. 133 requires the Company to recognize all derivative instruments as either assets or liabilities on the balance sheets at fair value. The adoption of SFAS No. 133 did not have a material impact on the financial position, results of operations or cash flows of the Company. The changes in fair value of derivative instruments are included in earnings.

(R) RISKS AND UNCERTAINTIES: Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of Circuit City's products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company's operating results.

CarMax is a used- and new-car retail business. The diversity of CarMax's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of CarMax's limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(S) RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to classifications adopted in fiscal 2002.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Land and buildings (20 to 25 years)	$ 70,283	$ 178,042
Land held for sale	11,521	30,730
Land held for development	8,021	4,285
Construction in progress	79,851	58,659
Furniture, fixtures and equipment (3 to 8 years)	871,291	874,367
Leasehold improvements (10 to 15 years)	680,701	619,782
Capital leases, primarily buildings (20 years)	12,406	12,471
	1,734,074	1,778,336
Less accumulated depreciation and amortization	880,296	789,389
Property and equipment, net	$ 853,778	$ 988,947

Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

4. DEBT

Long-term debt at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Term loans	$100,000	$230,000
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 3.1% to 6.7%	3,717	4,400
Obligations under capital leases [NOTE 9]	11,594	12,049
Note payable	826	2,076
Total long-term debt	116,137	248,525
Less current installments	102,073	132,388
Long-term debt, excluding current installments	$ 14,064	$116,137

In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a six-year, $100,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2002, the interest rate on the term loan was 2.25 percent. This term loan is due in July 2002 and was classified as a current liability at February 28, 2002. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal was due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. As scheduled, the Company used existing working capital to repay this term loan in June 2001.

The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and expires on August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2002 or 2001, and the Company does not plan to renew this agreement.

The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $5,144,000 at February 28, 2002, and $6,243,000 at February 28, 2001.

In November 1998, CarMax entered into a four-year, $5,000,000 unsecured promissory note. A portion of the principal amount is due annually with interest payable periodically at 8.25 percent. The outstanding balance at February 28, 2002, was $826,000 and was included in current installments of long-term debt.

In December 2001, CarMax entered into an $8,450,000 secured promissory note in conjunction with the purchase of land for new store construction. This note is due in August 2002 and was classified as short-term debt at February 28, 2002.

The scheduled aggregate annual principal payments on the Company's long-term obligations for the next five fiscal years are as follows: 2003 – $102,073,000; 2004 – $1,410,000; 2005 – $2,521,000; 2006 – $1,083,000; 2007– $1,010,000.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2002 and 2001.

Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Other information regarding short-term financing and committed lines of credit is as follows:

(Amounts in thousands)	Years Ended February 28 2002	2001
Average short-term financing outstanding	$ 2,256	$ 56,065
Maximum short-term financing outstanding	$ 6,594	$363,199
Aggregate committed lines of credit	$195,000	$360,000

The weighted average interest rate on the outstanding short-term debt was 4.4 percent during fiscal 2002, 6.8 percent during fiscal 2001 and 5.6 percent during fiscal 2000.

The Company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. Capitalized interest totaled $1,807,000 in fiscal 2002, $2,121,000 in fiscal 2001 and $3,420,000 in fiscal 2000.

5. INCOME TAXES

The Company files a consolidated federal income tax return. The components of the provision for income taxes on earnings from continuing operations are as follows:

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
Current:			
Federal	$ 86,243	$69,832	$140,119
State	16,691	10,167	17,756
	102,934	79,999	157,875
Deferred:			
Federal	30,231	17,999	41,762
State	935	557	1,291
	31,166	18,556	43,053
Provision for income taxes	$134,100	$98,555	$200,928

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29 2002	2001	2000
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3	3	3
Effective income tax rate	38%	38%	38%

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 are as follows:

(Amounts in thousands)	2002	2001
Deferred tax assets:		
Accrued expenses	$ 68,018	$ 48,126
Other	8,826	7,546
Total gross deferred tax assets	76,844	55,672
Deferred tax liabilities:		
Deferred revenue	75,079	32,825
Depreciation and amortization	39,738	46,338
Securitized receivables	59,342	51,519
Inventory	26,595	16,376
Prepaid expenses	11,582	12,417
Other	3,102	3,625
Total gross deferred tax liabilities	215,438	163,100
Net deferred tax liability	$138,594	$107,428

Based on the Company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

6. COMMON STOCK AND STOCK-BASED INCENTIVE PLANS

(A) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(B) SHAREHOLDER RIGHTS PLAN: In conjunction with the Company's Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Common Stock and CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle the holder to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share, subject to adjustment. Each CarMax Group right, when exercisable, would entitle the holder to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share, subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

(C) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Common Stock or CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 1,063,366 shares of Circuit City Group Common Stock and 2,100 shares of CarMax Group Common Stock were granted to eligible employees in fiscal 2002. In fiscal 2001, 1,483,358 restricted shares of Circuit City Group Common Stock were granted, including approximately 1,047,000 shares granted as a one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 782,000 shares of the replacement grant vest two-and-one-half years from the date of grant, and the remaining 265,000 shares vest four to five years from the grant date with accelerated vesting if certain performance factors are met. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of stockholders' equity. Unearned compensation is expensed over the restriction periods. In fiscal 2002, a total of $15,678,100 was charged to operations ($11,364,700 in fiscal 2001 and $12,095,900 in fiscal 2000). As of February 28, 2002, 2,317,348 restricted shares of Circuit City Group Common Stock and 27,100 restricted shares of CarMax Group Common Stock were outstanding.

(D) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to 10 years from the date of grant. The Company has authorized 29,765,000 shares of Circuit City Group Common Stock and 9,750,000 shares of CarMax Group Common Stock to be issued as either options or restricted stock grants. At February 28, 2002, 7,736,657 shares of Circuit City Group Common Stock and 1,150,779 shares of CarMax Group Common Stock were available for issuance of options or restricted stock grants. The number of shares available for issuance at February 28, 2001, was 12,053,254 for the Circuit City Group and 2,615,227 for the CarMax Group.

(E) EMPLOYEE STOCK PURCHASE PLANS: The Company has employee stock purchase plans for all employees meeting certain eligibility criteria. Under the Circuit City Group plan and the CarMax Group plan, eligible employees may, subject to certain limitations, purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock. For each $1.00 contributed by employees under the plans, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. The Company has authorized 15,500,000 shares of Circuit City Group Common Stock and 2,000,000 shares of CarMax Group Common Stock for purchase under the plans. At February 28, 2002, a total of 1,635,207 shares remained available under the Circuit City Group plan and 397,717 shares remained available under the CarMax Group plan. During fiscal 2002, 866,524 shares of Circuit City Group Common Stock were issued to or purchased on the open market on behalf of employees (862,315 shares in fiscal 2001 and 501,984 shares in fiscal 2000), and 183,902 shares of CarMax Group Common Stock were issued to or purchased on the open market on behalf of employees (477,094 in fiscal 2001 and 580,000 in fiscal 2000). The average price per share of Circuit City Group Common Stock purchased under the plan was $17.59 in fiscal 2002, $29.93 in fiscal 2001 and $41.70 in fiscal 2000. The average price per share of CarMax Group Common Stock purchased under the plan was $17.13 in fiscal 2002, $4.18 in fiscal 2001 and $3.68 in fiscal 2000. The Company match totaled $2,251,500 in fiscal 2002, $2,766,500 in fiscal 2001 and $2,903,800 in fiscal 2000.

(F) 401(K) PLAN: Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those employee contributions. The Company's expense for this plan was $4,349,000 in fiscal 2002, $4,682,000 in fiscal 2001 and $2,475,000 in fiscal 2000.

TABLE 1

(Shares in thousands)	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Circuit City Group:						
Outstanding at beginning of year	8,720	$28.59	7,380	$25.07	8,894	$18.25
Granted	4,423	12.80	4,280	34.80	1,564	40.75
Exercised	(541)	15.45	(1,526)	23.64	(2,864)	12.65
Cancelled	(611)	23.96	(1,414)	34.25	(214)	22.06
Outstanding at end of year	11,991	$23.60	8,720	$28.60	7,380	$25.07
Options exercisable at end of year	4,346	$25.33	3,158	$21.86	1,258	$13.89
CarMax Group:						
Outstanding at beginning of year	4,107	$ 3.16	3,324	$ 3.87	4,380	$ 1.77
Granted	1,659	4.94	1,281	1.70	1,132	5.89
Exercised	(1,941)	1.32	(56)	0.22	(2,027)	0.22
Cancelled	(194)	5.95	(442)	4.67	(161)	6.94
Outstanding at end of year	3,631	$ 4.81	4,107	$ 3.16	3,324	$ 3.87
Options exercisable at end of year	821	$ 6.85	1,943	$ 2.94	1,203	$ 2.54

TABLE 2

(Shares in thousands) Range of Exercise Prices	Options Outstanding: Number Outstanding	Options Outstanding: Weighted Average Remaining Contractual Life	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number Exercisable	Options Exercisable: Weighted Average Exercise Price
Circuit City Group:					
$ 9.94 to 12.45	3,896	6.9	$12.41	96	$11.32
13.25 to 17.93	1,634	3.8	15.13	1,067	15.43
18.00 to 27.95	1,243	3.0	20.18	1,037	19.86
29.50	1,000	0.1	29.50	1,000	29.50
30.48 to 43.03	4,218	5.7	36.82	1,146	37.03
Total	11,991	5.1	$23.60	4,346	$25.33
CarMax Group:					
$ 1.63	962	5.0	$ 1.63	193	$ 1.63
3.22 to 4.89	1,648	5.9	4.82	25	3.66
6.06 to 9.06	794	4.2	6.37	387	6.51
9.19 to 14.00	141	2.9	11.09	136	11.02
15.00 to 22.47	86	2.5	15.42	80	15.08
Total	3,631	5.1	$ 4.81	821	$ 6.85

The Company's stock option activity is summarized in Table 1 above. Table 2 above summarizes information about stock options outstanding as of February 28, 2002.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings and net earnings per share attributed to the Circuit City Group and the net earnings and net earnings per share attributed to the CarMax Group would have changed to the pro forma amounts indicated in the table on the following page. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2002 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands except per share data)	Years Ended February 28 or 29 2002	2001	2000
Circuit City Group:			
Earnings from continuing operations:			
As reported	$190,799	$149,247	$327,574
Pro forma	174,654	136,957	319,337
Net earnings:			
As reported	$190,799	$149,247	$197,334
Pro forma	174,654	136,957	189,097
Earnings per share from continuing operations:			
Basic – as reported	$ 0.93	$ 0.73	$ 1.63
Basic – pro forma	0.85	0.67	1.59
Diluted – as reported	0.92	0.73	1.60
Diluted – pro forma	0.84	0.67	1.56
Net earnings per share:			
Basic – as reported	$ 0.93	$ 0.73	$ 0.98
Basic – pro forma	0.85	0.67	0.94
Diluted – as reported	0.92	0.73	0.96
Diluted – pro forma	0.84	0.67	0.93
CarMax Group:			
Net earnings:			
As reported	$ 27,996	$ 11,555	$ 256
Pro forma	27,522	11,345	75
Net earnings per share:			
Basic – as reported	$ 0.87	$ 0.45	$ 0.01
Basic – pro forma	0.86	0.44	0.00
Diluted – as reported	0.82	0.43	0.01
Diluted – pro forma	0.81	0.42	0.00

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	2002	2001	2000
Circuit City Group:			
Expected dividend yield	0.6%	0.2%	0.2%
Expected stock volatility	62%	49%	38%
Risk-free interest rates	5%	6%	6%
Expected lives (in years)	5	5	5
CarMax Group:			
Expected dividend yield	–	–	–
Expected stock volatility	79%	71%	62%
Risk-free interest rates	5%	7%	6%
Expected lives (in years)	4	4	4

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group was $7 per share in fiscal 2002, $17 per share in fiscal 2001 and $17 per share in fiscal 2000; and for the CarMax Group, $3 per share in fiscal 2002, $1 per share in fiscal 2001 and $3 per share in fiscal 2000.

7. EARNINGS PER SHARE

Reconciliations of the numerator and denominator of basic and diluted earnings per share are presented below.

(Amounts in thousands except per share data)	Years Ended February 28 or 29 2002	2001	2000
Circuit City Group:			
Weighted average common shares	205,501	203,774	201,345
Dilutive potential common shares:			
Options	773	885	2,145
Restricted stock	821	1,171	831
Weighted average common shares and dilutive potential common shares	207,095	205,830	204,321
Earnings from continuing operations available to common shareholders	$190,799	$149,247	$327,574
Basic earnings per share from continuing operations	$ 0.93	$ 0.73	$ 1.63
Diluted earnings per share from continuing operations	$ 0.92	$ 0.73	$ 1.60
CarMax Group:			
Weighted average common shares	32,140	25,554	23,778
Dilutive potential common shares:			
Options	1,949	1,332	1,814
Restricted stock	33	94	196
Weighted average common shares and dilutive potential common shares	34,122	26,980	25,788
Net earnings available to common shareholders	$ 27,996	$ 11,555	$ 256
Basic net earnings per share	$ 0.87	$ 0.45	$ 0.01
Diluted net earnings per share	$ 0.82	$ 0.43	$ 0.01

Certain options were outstanding and not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. Options to purchase 5,253,600 shares of Circuit City Group Common Stock with exercise prices ranging from $26.15 to $43.03 per share were outstanding and not included in the calculation at the end of fiscal 2002; 8,469,700 shares with exercise prices ranging from $14.75 to $47.53 per share at the end of fiscal 2001; and 2,900 shares with exercise prices ranging from $43.03 to $47.53 per share at the end of fiscal 2000. All options to purchase shares of CarMax Group

Common Stock were included in the calculation at the end of fiscal 2002; options to purchase 1,357,200 shares with exercise prices ranging from $6.06 to $16.31 per share were not included at the end of fiscal 2001; and 1,685,400 shares with exercise prices ranging from $3.90 to $16.31 per share were not included at the end of the fiscal 2000.

8. PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2002 and 2001. Company contributions were $8,883,000 in fiscal 2002, $15,733,000 in fiscal 2001 and $12,123,000 in fiscal 2000.

The following tables set forth the pension plan's financial status and amounts recognized in the consolidated balance sheets as of February 28:

(Amounts in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$155,749	$113,780
Service cost	16,673	14,142
Interest cost	11,621	9,045
Actuarial loss	5,606	21,776
Benefits paid	(5,651)	(2,994)
Benefit obligation at end of year	$183,998	$155,749
Change in plan assets:		
Fair value of plan assets at beginning of year	$134,425	$132,353
Actual return on plan assets	(7,618)	(10,667)
Employer contributions	8,883	15,733
Benefits paid	(5,651)	(2,994)
Fair value of plan assets at end of year	$130,039	$134,425
Reconciliation of funded status:		
Funded status	$ (53,958)	$ (21,324)
Unrecognized actuarial loss	42,933	16,961
Unrecognized transitional asset	–	(202)
Unrecognized prior service benefit	(142)	(285)
Net amount recognized	$ (11,167)	$ (4,850)

The components of net pension expense were as follows:

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
Service cost	$ 16,673	$ 14,142	$14,678
Interest cost	11,621	9,045	7,557
Expected return on plan assets	(12,951)	(11,197)	(9,078)
Amortization of prior service cost	(143)	(142)	(134)
Amortization of transitional asset	(202)	(202)	(202)
Recognized actuarial loss (gain)	202	(183)	87
Net pension expense	$ 15,200	$ 11,463	$12,908

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28 or 29 2002	2001	2000
Weighted average discount rate	7.25%	7.50%	8.00%
Rate of increase in compensation levels:			
Circuit City Group	6.00%	6.00%	6.00%
CarMax Group	7.00%	6.00%	6.00%
Expected rate of return on plan assets	9.00%	9.00%	9.00%

The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company's pension plan. The projected benefit obligation under this plan was $18.0 million at February 28, 2002, and $12.8 million at February 28, 2001.

9. LEASE COMMITMENTS

The Company conducts a substantial portion of its business in leased premises. The Company's lease obligations are based upon contractual minimum rates.

Rental expense and sublease income for all operating leases are summarized as follows:

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
Minimum rentals	$370,239	$352,315	$334,240
Rentals based on sales volume	292	1,229	1,327
Sublease income	(17,914)	(15,333)	(16,425)
Net rental expense	$352,617	$338,211	$319,142

The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most of the leases provide that the Company pay taxes, maintenance, insurance and operating expenses applicable to the premises.

The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of five to 25 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 28, 2002, were:

(Amounts in thousands) Fiscal	Capital Leases	Operating Lease Commitments	Operating Sublease Income
2003	$ 1,726	$ 339,193	$ (17,868)
2004	1,768	337,017	(15,656)
2005	1,798	335,248	(13,601)
2006	1,807	332,626	(11,925)
2007	1,853	326,480	(9,439)
After 2007	11,006	3,131,207	(33,374)
Total minimum lease payments	19,958	$4,801,771	$(101,863)
Less amounts representing interest	(8,364)		
Present value of net minimum capital lease payments [NOTE 4]	$11,594		

In fiscal 2002, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $150,888,000 ($61,526,000 in fiscal 2001 and $36,795,000 in fiscal 2000). Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. The Company does not have continuing involvement under sale-leaseback transactions.

Non-appliance-related lease termination costs were $25.8 million in fiscal 2002, of which $13.7 million was related to current year relocations; $1.1 million in fiscal 2001; and $9.2 million in fiscal 2000.

10. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $409,281,000 (3.2 percent of net sales and operating revenues) in fiscal 2002, $467,786,000 (3.6 percent of net sales and operating revenues) in fiscal 2001 and $438,781,000 (3.5 percent of net sales and operating revenues) in fiscal 2000.

11. SECURITIZATIONS

(A) CREDIT CARD SECURITIZATIONS: Circuit City's finance operation enters into securitization transactions to finance its consumer revolving credit card receivables. In accordance with the isolation provisions of SFAS No. 140, special purpose subsidiaries were created in December 2001 for the sole purpose of facilitating these securitization transactions. Credit card receivables are sold to special purpose subsidiaries, which, in turn, transfer these receivables to securitization master trusts. Private-label credit card receivables are securitized through one master trust and MasterCard and VISA credit card (referred to as bankcard) receivables are securitized through a separate master trust. Each master trust periodically issues securities backed by the receivables in that master trust. For transfers of receivables that qualify as sales, Circuit City recognizes gains or losses as a component of the finance operation's profits, which are recorded as reductions to selling, general and administrative expenses. In these securitizations, Circuit City's finance operation continues to service the securitized receivables for a fee and the special purpose subsidiaries retain an undivided interest in the transferred receivables and hold various subordinated asset-backed securities that serve as credit enhancements for the asset-backed securities held by outside investors. Neither the private-label master trust agreement nor the bankcard master trust agreement provides for recourse to the Company for credit losses on the securitized receivables. Under certain of these securitization programs, Circuit City must meet financial covenants relating to minimum tangible net worth, minimum delinquency rates and minimum coverage of rent and interest expense. Circuit City was in compliance with these covenants at February 28, 2002 and 2001.

The total principal amount of credit card receivables managed was $2.85 billion at February 28, 2002, and $2.80 billion at February 28, 2001. Of these totals, the principal amount of receivables securitized was $2.80 billion at February 28, 2002, and $2.75 billion at February 28, 2001, and the principal amount of receivables held for sale was $49.2 million at the end of fiscal 2002 and $45.1 million at the end of fiscal 2001. At February 28, 2002, the unused capacity of the private label variable funding program was $22.9 million and the unused capacity of the bankcard variable funding program was $496.5 million. The aggregate amount of receivables that were 31 days or more delinquent was $198.4 million at February 28, 2002, and $192.3 million at February 28, 2001. The principal amount of losses net of recoveries totaled $262.8 million for the year ended February 28, 2002, and $229.9 million for the year ended February 28, 2001.

Circuit City receives annual servicing fees approximating 2 percent of the outstanding principal balance of the credit card receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

(Amounts in thousands)	Years Ended February 28 2002	2001
Proceeds from new securitizations	$1,193,300	$1,092,500
Proceeds from collections reinvested in previous credit card securitizations	$1,591,085	$1,730,511
Servicing fees received	$ 51,777	$ 52,044
Other cash flows received on retained interests*	$ 195,375	$ 173,775

**This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.*

When determining the fair value of retained interests, Circuit City estimates future cash flows using management's projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. Circuit City employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from securitized credit card receivables that exceeds the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value; amounted to $131.9 million at February 28, 2002, and $131.0 million at February 28, 2001; and is included in net accounts receivable. Gains of $167.8 million on sales of credit card receivables were recorded in fiscal 2002; gains of $176.2 million on sales of credit card receivables were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2002, was $394.5 million, with a weighted-average life ranging from 0.2 years to 1.8 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in thousands)	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Payment rate	6.8%–10.4%	$ 8,426	$15,629
Default rate	7.9%–17.1%	$23,315	$46,363
Discount rate	8.0%–15.0%	$ 2,742	$ 5,454

(B) AUTOMOBILE LOAN SECURITIZATIONS: CarMax has asset securitization programs to finance the automobile loan receivables generated by its finance operation. CarMax's finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers those receivables to a group of third-party investors. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of the finance operation's profits, which are recorded as reductions to selling, general and administrative expenses. A special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax's finance operation continues to service securitized receivables for a fee. CarMax's finance operation refinanced $641.7 million of automobile loan receivables through the public issuance of asset-backed securities in fiscal 2002 and $655.4 million in fiscal 2001. The automobile loan securitization agreements do not provide for recourse to the Company for credit losses on the securitized receivables. Under certain of these securitization programs, CarMax must meet financial covenants relating to minimum tangible net worth, minimum delinquency rates and minimum coverage of rent and interest expense. CarMax was in compliance with these covenants at February 28, 2002 and 2001.

At February 28, 2002, the total principal amount of automobile loan receivables managed was $1.55 billion. Of that total, the principal amount of automobile loan receivables securitized was $1.54 billion and the principal amount of automobile loan receivables held for sale or investment was $13.9 million. At February 28, 2002, the unused capacity of the automobile loan variable funding program was $211.0 million. The aggregate principal amount of automobile loans that were 31 days or more delinquent was $22.3 million at February 28, 2002. The principal amount of losses net of recoveries totaled $13.2 million for the year ended February 28, 2002, and $7.2 million for the year ended February 28, 2001.

CarMax receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loan receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

(Amounts in thousands)	Years Ended February 28 2002	2001
Proceeds from new securitizations	$752,516	$619,525
Proceeds from collections reinvested in previous automobile loan securitizations	$452,329	$313,827
Servicing fees received	$ 13,787	$ 10,474
Other cash flows received on retained interests*	$ 68,153	$ 39,265

**This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.*

When determining the fair value of retained interests, CarMax estimates future cash flows using management's projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from securitized automobile loan receivables that exceeds the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value; amounted to $74.3 million at February 28, 2002, and $42.0 million at February 28, 2001; and is included in net accounts receivable. Gains of $56.4 million on sales of automobile loan receivables were recorded in fiscal 2002; gains of $35.4 million on sales of automobile loan receivables were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2002, was $109.0 million, with a weighted-average life of 1.6 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in thousands)	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Prepayment speed	1.5%–1.6%	$3,646	$7,354
Default rate	1.0%–1.2%	$2,074	$4,148
Discount rate	12.0%	$1,464	$2,896

12. FINANCIAL DERIVATIVES

On behalf of Circuit City, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The total notional amount of interest rate caps outstanding was $654.9 million at February 28, 2002, and $839.4 million at February 28, 2001. Purchased interest rate caps were included in net accounts receivable and had a fair value of $2.4 million as of February 28, 2002, and $6.5 million as of February 28, 2001. Written interest rate caps were included in accounts payable and had a fair value of $2.4 million as of February 28, 2002, and $6.5 million as of February 28, 2001.

On behalf of CarMax, the Company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. The Company entered into twelve 40-month amortizing interest rate swaps with notional amounts totaling approximately $854.0 million in fiscal 2002, nine 40-month amortizing swaps with notional amounts totaling approximately $735.0 million in fiscal 2001 and four 40-month amortizing swaps with notional amounts totaling approximately $344.0 million in fiscal 2000. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $413.3 million at February 28, 2002, and $299.3 million at February 28, 2001. At February 28, 2002, the fair value of these swaps totaled a net liability of $841,000 and were included in accounts payable.

The market and credit risks associated with interest rate caps and interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. The Company does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

13. CONTINGENT LIABILITIES

In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

14. APPLIANCE EXIT COSTS

On July 25, 2000, the Company announced plans to exit the major appliance category and expand its selection of key consumer electronics and home office products in all Circuit City Superstores. A product profitability analysis had indicated that the appliance category produced below-average profits. This analysis, combined with declining appliance sales, expected increases in appliance competition and the Company's profit expectations for the consumer electronics and home office categories led to the decision to exit the major appliance category. The Company maintains control over Circuit City's in-home major appliance repair business, although repairs are subcontracted to an unrelated third party.

To exit the appliance business, the Company closed eight distribution centers and eight service centers. The majority of these closed properties are leased. While the Company has entered into contracts to sublease some of these properties, it continues the process of marketing the remaining properties to be subleased.

Approximately 910 employees were terminated as a result of the exit from the appliance business. These reductions mainly were in the service, distribution and merchandising functions. Because severance was paid to employees on a biweekly schedule based on years of service, cash payments lagged job eliminations. Certain fixed assets were written down in connection with the exit from the appliance business, including appliance build-to-order kiosks in stores and non-salvageable fixed assets and leasehold improvements at the closed locations.

In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30.0 million. In the fourth quarter of fiscal 2002, the Company recorded additional lease termination costs of $10.0 million to reflect the current rental market for these leased properties. These expenses are reported separately on

TABLE 3

(Amounts in millions)	Total Original Exit Cost Accrual	Fiscal 2001 Payments or Write-Downs	Liability at February 28, 2001	Fiscal 2002 Adjustments to Exit Cost Accrual	Fiscal 2002 Payments or Write-Downs	Liability at February 28, 2002
Lease termination costs	$17.8	$ 1.8	$16.0	$10.0	$6.3	$19.7
Fixed asset write-downs, net	5.0	5.0	–	–	–	–
Employee termination benefits	4.4	2.2	2.2	–	2.2	–
Other	2.8	2.8	–	–	–	–
Appliance exit costs	$30.0	$11.8	$18.2	$10.0	$8.5	$19.7

the fiscal 2002 and 2001 statements of earnings. The appliance exit cost liability is included in the accrued expenses and other current liabilities line item on the consolidated balance sheet. The appliance exit cost accrual activity is presented in Table 3.

15. DISCONTINUED OPERATIONS

On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations. Discontinued operations have been segregated on the consolidated statements of cash flows; however, Divx is not segregated on the consolidated balance sheets.

For fiscal 2002 and 2001, the discontinued Divx operations had no impact on the net earnings of Circuit City Stores, Inc. In fiscal 2000, the loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million and the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal included a provision for operating losses to be incurred during the phase-out period. It also included provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

As of February 28, 2002, entities comprising the Divx operations have been dissolved and the related net liabilities have been assumed by the Company. Net liabilities reflected in the accompanying consolidated balance sheets as of February 28 were as follows:

(Amounts in thousands)	2002	2001
Current assets	$ –	$ 8
Other assets	–	324
Current liabilities	(18,457)	(27,522)
Other liabilities	–	(14,082)
Net liabilities of discontinued operations	$(18,457)	$(41,272)

16. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2000, the Financial Accounting Standards Board issued Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives," which is effective for fiscal quarters beginning after December 15, 2001. EITF No. 00-14 provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. The Company offers certain mail-in rebates that are currently recorded in cost of sales, buying and warehousing. However, in the first quarter of fiscal 2003, the Company expects to reclassify these rebate expenses from cost of sales, buying and warehousing to net sales and operating revenues to be in compliance with EITF No. 00-14. On a pro forma basis, this reclassification would have increased the fiscal 2002 Circuit City Stores, Inc. gross profit margin by 12 basis points and the expense ratio by 10 basis points. For fiscal 2001, this reclassification would have increased the gross profit margin and the expense ratio by 20 basis points. The Company does not expect the adoption of EITF No. 00-14 to have a material impact on its financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," effective for business combinations initiated after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. For the CarMax Group, goodwill totaled $20.1 million and covenants not to compete totaled $1.5 million as of February 28, 2002. In fiscal 2002, goodwill amortization was $1.8 million and amortization of covenants not to compete was $931,000. Covenants not to compete will continue to be amortized on a straight-line basis over the life of the covenant, not to exceed five years. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of the Company. During fiscal 2003, the Company will perform the first of the required impairment tests of goodwill, as outlined in the new pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, the Company does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions in the first quarter of fiscal 2003. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position, results of operations or cash flows.

17. OPERATING SEGMENT INFORMATION

The Company conducts business in two operating segments: Circuit City and CarMax. These segments are identified and managed by the Company based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations, such as its finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers and entertainment software. CarMax refers to the used- and new-car retail locations bearing the CarMax name and to all related operations, such as its finance operation. Financial information for these segments for fiscal 2002, 2001 and 2000 are shown in Table 4.

TABLE 4

(Amounts in thousands) **2002**	Circuit City	CarMax	Total Segments
Revenues from external customers	$ 9,589,803	$3,201,665	$12,791,468
Interest expense	881	4,958	5,839
Depreciation and amortization	134,371	16,340	150,711
Earnings from continuing operations before income taxes	206,439	146,456	352,895
Provision for income taxes	78,446	55,654	134,100
Earnings from continuing operations	127,993	90,802	218,795
Total assets	$ 3,821,811	$ 720,222	$ 4,539,386
2001			
Revenues from external customers	$10,458,037	$2,500,991	$12,959,028
Interest expense	7,273	12,110	19,383
Depreciation and amortization	126,297	26,793	153,090
Earnings from continuing operations before income taxes	185,875	73,482	259,357
Provision for income taxes	70,637	27,918	98,555
Earnings from continuing operations	115,238	45,564	160,802
Total assets	$ 3,160,048	$ 710,953	$ 3,871,001
2000			
Revenues from external customers	$10,599,406	$2,014,984	$12,614,390
Interest expense	13,844	10,362	24,206
Depreciation and amortization	132,923	15,241	148,164
Earnings from continuing operations before income taxes	526,955	1,803	528,758
Provision for income taxes	200,243	685	200,928
Earnings from continuing operations	326,712	1,118	327,830
Total assets	$ 3,278,728	$ 675,495	$ 3,954,223

Earnings from continuing operations and total assets for Circuit City in this table exclude: (1) the reserved CarMax Group shares and (2) the discontinued Divx operations as discussed in Note 15.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands except per share data)	First Quarter 2002	First Quarter 2001	Second Quarter 2002	Second Quarter 2001	Third Quarter 2002	Third Quarter 2001	Fourth Quarter 2002	Fourth Quarter 2001	Year 2002	Year 2001
Net sales and operating revenues	$2,678,474	$3,074,851	$2,887,915	$3,179,781	$3,054,232	$2,887,269	$4,170,847	$3,817,127	$12,791,468	$12,959,028
Gross profit	$ 566,353	$ 683,262	$ 605,070	$ 673,465	$ 642,177	$ 582,128	$ 918,075	$ 856,467	$ 2,731,675	$ 2,795,322
Net earnings (loss) attributed to:										
Circuit City Group Common Stock	$ 10,135	$ 57,123	$ 6,822	$ 55,341	$ 21,134	$ (64,407)	$ 152,708	$ 101,190	$ 190,799	$ 149,247
CarMax Group Common Stock	$ 6,832	$ 3,535	$ 8,028	$ 4,126	$ 6,554	$ 1,920	$ 6,582	$ 1,974	$ 27,996	$ 11,555
Net earnings (loss) per share attributed to:										
Circuit City Group Common Stock:										
Basic	$ 0.05	$ 0.28	$ 0.03	$ 0.27	$ 0.10	$ (0.32)	$ 0.74	$ 0.50	$ 0.93	$ 0.73
Diluted	$ 0.05	$ 0.28	$ 0.03	$ 0.27	$ 0.10	$ (0.32)	$ 0.73	$ 0.49	$ 0.92	$ 0.73
CarMax Group Common Stock:										
Basic	$ 0.26	$ 0.14	$ 0.27	$ 0.16	$ 0.18	$ 0.08	$ 0.18	$ 0.08	$ 0.87	$ 0.45
Diluted	$ 0.25	$ 0.13	$ 0.25	$ 0.15	$ 0.17	$ 0.07	$ 0.17	$ 0.07	$ 0.82	$ 0.43

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 2002 and 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Richmond, Virginia
April 2, 2002

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The fiscal 2000 financial results for the Company and the Circuit City Group also include the Company's investment in Digital Video Express, which was discontinued. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The reserved CarMax Group shares are not outstanding CarMax Group Common Stock. The net earnings attributed to the reserved CarMax Group shares are included in the Circuit City Group's net earnings.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6 percent at February 28, 2001; and 74.7 percent at February 29, 2000. The reserved CarMax Group shares at February 28, 2002, reflect the effect of the public offering of CarMax Group Common Stock completed during the second quarter of fiscal 2002. Refer to the "Earnings Attributed to the Reserved CarMax Group Shares" and "Financing Activities" sections below for further discussion of the public offering.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem all outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of stock redeemed by the Company. We anticipate that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer, subject to shareholder approval and final approval from the board of directors. CarMax, Inc. has filed a registration statement regarding this transaction with the Securities and Exchange Commission. This registration statement contains pro forma financial information that is intended to reflect the potential effects of the separation of the two businesses.

Holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. The discussion and analysis for the Circuit City Group presented below should be read in conjunction with the discussion and analysis presented for Circuit City Stores, Inc. and for the CarMax Group and in conjunction with all the Company's SEC filings.

CRITICAL ACCOUNTING POLICIES

In Management's Discussion and Analysis, we discuss the results of operations and financial condition as reflected in the Circuit City Group financial statements. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the Group financial statements includes a discussion of our significant accounting policies. The accounting policies discussed below are those we consider critical to an understanding of the Group financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Calculation of the Value of Retained Interests in Securitization Transactions

Circuit City securitizes credit card receivables. The fair value of retained interests from securitization activities is based on the present value of expected future cash flows. The present value is determined by using management's projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. These projections are derived from historical experience, projected economic trends and anticipated interest rates. Adjustments to one or more of these projections may have a material impact on the fair value of the retained interests. These projections may be affected by external factors, such as changes in the behavior patterns of our customers, changes in the strength of the economy and developments in the interest rate markets. Note 2(B) to the Group financial statements includes a discussion of our accounting policies related to securitizations. Note 10 to the Group financial statements includes a discussion of our credit card securitizations.

Calculation of the Liability for Lease Termination Costs

Circuit City accounts for lease termination costs in accordance with Emerging Issues Task Force No. 88-10, "Costs Associated with Lease Modification or Termination." Circuit City records a liability for remaining costs related to leased properties that are no longer used for operating purposes, reduced by any estimated sublease income. Inherent in the calculation are certain significant management estimates including, among others, vacancy periods and future sublease revenues. Fluctuations in the economy and in marketplace demand for commercial properties can result in material changes in the liability for lease termination costs. Note 2(G) to the Group financial statements includes a discussion of our accounting policies related to leased properties that are no longer used for operating purposes.

RESULTS OF OPERATIONS

Net Sales and Operating Revenues

Total sales for the Circuit City Group decreased 8 percent in fiscal 2002 to $9.59 billion. In fiscal 2001, total sales decreased 1 percent to $10.46 billion from $10.60 billion in fiscal 2000.

PERCENT SALES CHANGE FROM PRIOR YEAR

Fiscal	Total	Comparable
2002	(8)%	(10)%
2001	(1)%	(4)%
2000	13 %	8 %
1999	17 %	8 %
1998	12 %	(1)%

The fiscal 2002 total sales decline primarily reflects a 10 percent decline in comparable store sales, partly offset by the net addition of 10 Superstores. In fiscal 2002, we opened 11 Superstores in existing markets, closed one Superstore and relocated eight Superstores. We also closed 15 mall-based Express stores. Excluding the major appliance category, from which we completed our exit in November 2000, comparable store sales declined 4 percent in fiscal 2002.

Fiscal 2002 was marked by significant variation in sales performance between the first half and the second half of the year. As expected, the sales slowdown experienced in the latter part of fiscal 2001 continued in the first half of fiscal 2002, with comparable store sales declining 23 percent. The slowing economy, continued industry-wide weakness in personal desktop computer sales, declining average retail prices for many products and the absence of the major appliance business all contributed to lower first half sales. The sales declines moderated in the third quarter, and in the fourth quarter comparable store sales grew 6 percent in part because of the lessening impact of the exit from the appliance business and the seasonal upturn in categories, such as video game hardware, software and accessories; DVD software; PC software; and digital cameras, all of which were added or expanded following our exit from the appliance category. Throughout fiscal 2002, new technologies, better-featured consumer electronics and the new and expanded product selections produced solid comparable store sales growth. We believe our second half sales also benefited from new marketing, merchandising and customer service initiatives implemented earlier in the year. Inventory shortages and limited selections in some product categories following the strong holiday period limited sales growth in the last two months of the fiscal year.

The fiscal 2001 total sales decline reflects a 4 percent decline in comparable store sales, partly offset by the net addition of 23 Superstores. In July 2000, spurred by a declining sales pace, expected increases in competition and the results of a product profitability analysis that indicated major appliances produced below-average profits, we announced plans to exit the major appliance business. We completed the exit and associated remerchandising of the appliance selling space in November 2000. Throughout fiscal 2001, we experienced significant variability in the comparable store sales pace, and sales softened substantially in the last two months of the fiscal year. We believe the variability reflected the slower consumer spending experienced by most retailers during the second half of the year, some disruption caused by the partial remodeling to remerchandise the appliance space, significant declines in average retail prices and industry-wide declines in desktop personal computer sales by year-end. Excluding the appliance category from fiscal 2001 and fiscal 2000 sales, comparable store sales rose 3 percent in fiscal 2001.

In fiscal 2000 and fiscal 1999, Circuit City benefited from a period of renewed industry growth and product introductions. Industry growth was augmented by geographic expansion, with the net addition of 34 Superstores in fiscal 2000 and 37 Superstores in fiscal 1999. In fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales, and so, geographic expansion was the primary contributor to our sales growth, with the net addition of 57 Superstores.

PERCENT OF MERCHANDISE SALES BY CATEGORY

Fiscal	2002	2001	2000	1999	1998
Video	39%	35%	32%	31%	31%
Audio	15	16	16	17	18
Information Technology	34	35	33	32	30
Entertainment	12	7	5	5	6
Appliances	–	7	14	15	15
Total	100%	100%	100%	100%	100%

In most states, Circuit City sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In the three states where third-party warranty sales are not permitted, Circuit City sells an extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 5.1 percent of total sales of the Circuit City business in fiscal 2002 and fiscal 2001 and 5.4 percent in fiscal 2000. Total extended warranty revenue, which is reported in total sales, was 3.9 percent of sales in fiscal 2002, 4.0 percent in fiscal 2001 and 4.4 percent in fiscal 2000. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The decline in extended warranty sales as a percent of total sales since fiscal 2000 reflects the increased selection of products, such as entertainment software, for which extended warranties are not available. Third-party extended warranty revenue was 4.0 percent of total sales in fiscal 2002, 3.9 percent in fiscal 2001 and 4.1 percent in fiscal 2000.

SUPERSTORE SALES PER TOTAL SQUARE FOOT

Fiscal	
2002	$478
2001	$528
2000	$555
1999	$514
1998	$478

At the end of fiscal 2002, total space for all Circuit City Superstores equaled 20,046,725 square feet and selling space equaled 11,755,124 square feet. At the end of fiscal 2001, total space equaled 19,706,588 square feet and selling space equaled 11,469,092 square feet. The decreases in sales per total square foot in fiscal 2002 and fiscal 2001 reflect the declines in comparable store sales in those years. The improvements in fiscal 1999 and fiscal 2000 were driven by comparable store sales growth in those years.

STORE MIX

	Retail Units at Year-End				
Fiscal	2002	2001	2000	1999	1998
Superstores	604	594	571	537	500
Circuit City Express	20	35	45	48	52
Electronics-only	–	–	–	2	4
Total	624	629	616	587	556

IMPACT OF INFLATION. Inflation has not been a significant contributor to results. Average retail prices have declined in many of Circuit City's product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in Circuit City stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

Cost of Sales, Buying and Warehousing

The gross profit margin was 24.3 percent in fiscal 2002, 23.6 percent in fiscal 2001 and 24.7 percent in fiscal 2000. The fiscal 2001 gross profit margin was reduced by costs of $28.3 million and merchandise markdowns of $28.0 million associated with the exit from the appliance business. The appliance exit costs included lease terminations, employee severance, fixed-asset impairment and other related costs. The fiscal 2002 gross profit margin was reduced by additional lease termination costs of $10.0 million related to the exit from the appliance business. In the fourth quarter of fiscal year 2002, we increased our liability for lease termination costs related to the appliance exit because of the weakening in the economy and in marketplace demand for commercial properties during the year. Excluding the appliance exit costs and the appliance merchandise markdowns, the gross profit margin would have been 24.4 percent in fiscal 2002 and 24.1 percent in fiscal 2001.

The improvement in the gross profit margin in fiscal 2002 reflected solid sales growth in new and better-featured products, which generally carry higher-than-average gross profit margins, and the reduction in personal computer sales, which carry lower-than-average gross profit margins. In fiscal 2001, the decline in the gross profit margin reflected significantly lower appliance gross profit margins prior to the announced plans to exit that business and a merchandise mix that included a high percentage of traditional products that carry lower gross profit margins. The decline was partly offset by lower personal computer sales and continued double-digit sales growth in new technologies and in higher margin categories where selection was expanded as part of the exit from the appliance business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 22.1 percent of sales in fiscal 2002, compared with 21.7 percent in fiscal 2001 and 19.6 percent in fiscal 2000. Profits generated by the Circuit City finance operation and interest income are recorded as reductions to selling, general and administrative expenses.

The fiscal 2002 expenses included $19.3 million for store remodeling and relocation. In fiscal 2002, we continued to conduct a number of remodeling and remerchandising tests to determine how we can efficiently and effectively upgrade our Superstore base. During the year, we fully remodeled 24 Superstores, including 10 stores in the Chicago, Ill., market and two stores in Virginia, and completed a less costly remodel in 12 stores in the Washington, D.C., and Baltimore, Md., markets. We also relocated eight Superstores during fiscal 2002. In addition, we tested individual department remodels and display changes in a smaller set of stores. The fiscal 2001 expenses included $41.9 million in remodeling costs, $30.0 million in partial remodeling costs associated with the exit from the appliance business and $5.0 million in severance costs related to a workforce reduction. Excluding these costs and the estimated fiscal 2001 sales disruption during the seven to 10 days of partial remodeling for each store, the expense ratio would have been 21.9 percent in fiscal 2002 and 20.9 percent in fiscal 2001.

The fiscal 2002 rise in the expense ratio reflects the 8 percent decline in total sales. However, selling, general and administrative expenses declined by $92.5 million during this period, exclusive of the remodeling, relocation and severance costs, reflecting cost control and productivity initiatives, including more efficient advertising expenditures. Advertising expense was 3.8 percent of sales in fiscal 2002, 4.0 percent in fiscal 2001 and 3.7 percent in fiscal 2000. An increased contribution from the finance operation also reduced net selling, general and administrative expenses in fiscal 2002.

Increased expenses and the decline in sales produced the expense ratio rise in fiscal 2001. In addition to the remodeling and severance costs previously noted, fiscal 2001 selling, general and administrative costs included a higher level of advertising costs than in the prior fiscal year.

Interest Expense

Interest expense was less than 0.1 percent of sales in fiscal 2002 and was 0.1 percent in both fiscal 2001 and fiscal 2000. Interest expense primarily was incurred on allocated debt used to fund new stores, relocations, remodeling and working capital, including inventory. The fiscal 2002 decline in the interest expense ratio reflects a reduction in allocated debt levels and lower interest rates. The reduction in allocated debt reflects a decline in total debt of the Company during fiscal 2002. Refer to the "Financing Activities" section below for further information on changes in debt.

Income Taxes

The effective income tax rate was 38.0 percent in fiscal 2002, fiscal 2001 and fiscal 2000.

Earnings from Continuing Operations Before Income Attributed to the Reserved CarMax Group Shares

Earnings from continuing operations before the income attributed to the reserved CarMax Group shares were $128.0 million in fiscal 2002, compared with $115.2 million in fiscal 2001 and $326.7 million in fiscal 2000. Excluding in fiscal 2002 the remodel and relocation expenses and lease termination costs related to the appliance exit, and in fiscal 2001 the estimated sales disruption during the seven to 10 days of partial remodeling, appliance exit costs, appliance merchandise markdowns, remodel and relocation expenses and severance costs related to the workforce reduction, earnings from continuing operations before the income attributed to the reserved CarMax Group shares would have been $146.2 million in fiscal 2002 and $205.1 million in fiscal 2001.

Earnings Attributed to the Reserved CarMax Group Shares

The net earnings attributed to the reserved CarMax Group shares were $62.8 million in fiscal 2002, compared with $34.0 million in fiscal 2001 and $862,000 in fiscal 2000.

In a public offering completed during the second quarter of fiscal 2002, the Company sold 9,516,800 shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. With the impact of the offering, 69.2 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares in fiscal 2002. In fiscal 2001, 74.6 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares, and in fiscal 2000, 77.1 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares.

Earnings from Continuing Operations

Earnings from continuing operations attributed to the Circuit City Group, including income attributed to the reserved CarMax Group shares, were $190.8 million in fiscal 2002, $149.2 million in fiscal 2001 and $327.6 million in fiscal 2000.

Loss from Discontinued Operations

On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on the Group statement of earnings for fiscal 2000.

In fiscal 2000, the loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal included a provision for operating losses to be incurred during the phase-out period. It also included provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

As of February 28, 2002, entities comprising the discontinued Divx operations have been dissolved. The remaining liabilities, totaling $18.5 million, have been assumed by the Company and are included in the Group balance sheet.

Net Earnings

Net earnings attributed to the Circuit City Group Common Stock were $190.8 million in fiscal 2002, $149.2 million in fiscal 2001 and $197.3 million in fiscal 2000.

Operations Outlook

We believe that increased consumer interest in products and services such as big-screen televisions, including digital televisions, plasma televisions and liquid-crystal display panels; multichannel video programming devices; digital imaging; wireless communications; and Broadband Internet access will drive profitability in the consumer electronics business during this decade. For that reason, we are focusing significant resources on store remodeling, sales counselor training, customer service enhancements, marketing programs and supply chain initiatives to take advantage of the growth opportunities these products provide and thus improve our sales and profitability.

Over the past two years, we have experimented with several remodel designs and product category tests to expand the benefits of our new Circuit City store design to the existing store base. In fiscal 2003, we plan to draw on these remodel and product category tests to roll out a remodeled video department and lighting upgrade to approximately 300 Superstores, spending an average of $325,000 to $350,000 per store. We believe that rolling out this remodeled department will enable us to increase market share in the growing and highly profitable big-screen television category and further solidify our position in the overall video category. The Consumer Electronics Association projects that big-screen television sales will grow at a double-digit rate in calendar 2002. The fiscal 2003 remodeling plan will allow us to touch a large number of Superstores in a manner that has significant potential for incremental benefit, while minimizing the disruptive impact of the remodeling process. We expect the remodeling activities will take approximately two weeks to complete in each store. We will continue testing design ideas for other departments. We also plan to relocate approximately 10 Superstores in fiscal 2003. In fiscal 2003, we expect expenditures for remodeling and relocations to total approximately $130 million, of which we expect to capitalize approximately $70 million and expense approximately $60 million. We plan to continue improving the Circuit City store base in fiscal 2004 and fiscal 2005 by completing the remodel of these 300 stores and by relocating additional stores to provide a shopping experience that we believe is more consistent with the preferences of today's consumer.

With our existing initiatives, additional efforts to enhance the business and a relatively stable economy, we believe we can achieve comparable store sales growth in the mid-single digits for fiscal 2003. We expect that categories where we expanded selections following the exit from the appliance business and categories, such as big-screen televisions, that are benefiting from digital product innovation, will contribute to this growth. We plan to open approximately 10 Superstores in fiscal 2003. Given our presence in virtually all of the nation's top metropolitan markets, new Superstores are being added in one- or two-store markets or to increase our presence in existing major markets. Because of the limited planned geographic expansion, we expect total sales growth to only slightly exceed comparable store sales growth. We expect relatively stable gross profit margins in fiscal 2003. We also expect a modest increase in the expense ratio in fiscal 2003, despite the anticipated increase in comparable store sales. Planned increases in remodeling and relocation expenses, advertising and systems enhancements are among the anticipated contributors to the higher expense ratio. For the full year, we expect the fiscal 2003 profit contribution from Circuit City's finance operation to be similar to the contribution in fiscal 2002. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for the estimated contribution of the Circuit City business earnings attributed to the Circuit City Group Common Stock in fiscal 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of recent accounting pronouncements.

FINANCIAL CONDITION

Liquidity and Capital Resources

CASH FLOW HIGHLIGHTS

(Amounts in millions)	Years Ended February 28 or 29 2002	2001	2000
Net earnings from continuing operations before income attributed to the reserved CarMax shares	$ 128.0	$ 115.2	$ 326.7
Depreciation and amortization	$ 134.4	$ 126.3	$ 132.9
Provision for deferred income taxes	$ 28.0	$ 11.0	$ 41.8
Cash provided by (used for) working capital, net	$ 407.6	$(102.0)	$ 168.0
Cash provided by operating activities	$ 794.6	$ 149.2	$ 661.8
Purchases of property and equipment	$(172.6)	$(274.7)	$(176.9)
Proceeds from sales of property and equipment, net	$ 88.5	$ 100.2	$ 74.8
Net decrease in allocated short-term and long-term debt	$ (19.6)	$(157.6)	$ (76.6)
Allocated proceeds from CarMax stock offering, net	$ 139.5	–	–

CASH PROVIDED BY OPERATIONS. Circuit City generated net cash from operating activities of $794.6 million in fiscal 2002, compared with $149.2 million in fiscal 2001 and $661.8 million in fiscal 2000. The fiscal 2002 improvement primarily resulted from working capital efficiencies. Improved supply chain management contributed to a $181.2 million reduction in working capital used for inventories in fiscal 2002 compared with fiscal 2001. Increases in accounts payable, accrued expenses and other current liabilities, and accrued income taxes reduced working capital by an additional $385.5 million in fiscal 2002 compared with fiscal 2001. The increase in accounts payable primarily reflects extended payment terms achieved through supply chain management. The fiscal 2001 decline in cash provided by operating activities was largely a function of lower net earnings and an increase in working capital.

INVESTING ACTIVITIES. Net cash used in investing activities was $84.1 million in fiscal 2002, compared with $174.5 million in fiscal 2001 and $102.1 million in fiscal 2000. The Circuit City Group's capital expenditures were $172.6 million in fiscal 2002, $274.7 million in fiscal 2001 and $176.9 million in fiscal 2000. Fiscal 2002 capital expenditures included spending for the construction of 11 new and eight relocated Circuit City Superstores and $19.8 million of capitalized remodeling expenditures. Fiscal 2001 capital expenditures included spending for the construction of 23 new and two relocated Circuit City Superstores and $106.0 million of capitalized remodeling expenditures associated with full remodels of 26 Superstores, primarily in south and central Florida, and partial remodels associated with the exit from the appliance business. Fiscal 2000 capital expenditures included spending for the construction of 34 new and four relocated Circuit City Superstores.

Capital expenditures have been funded primarily through internally generated funds, sale-leaseback transactions, landlord reimbursements and allocated short- and long-term debt. Net proceeds from sales of property and equipment, including sale-leasebacks, totaled $88.5 million in fiscal 2002, $100.2 million in fiscal 2001 and $74.8 million in fiscal 2000. In August 2001, we completed a sale-leaseback transaction for the Orlando, Fla., distribution center, from which total proceeds of $19.5 million were received. In November 2001, we completed a sale-leaseback transaction for the Marion, Ill., distribution center, from which total proceeds of $29.0 million were received.

In fiscal 2003, we anticipate capital expenditures for the Circuit City business of approximately $150 million. In fiscal 2003, we plan to open approximately 10 Superstores, remodel the video department and install lighting upgrades in approximately 300 Superstores and relocate approximately 10 Superstores. We expect to continue incurring remodeling and relocation costs in fiscal years 2004 and 2005.

We expect that available cash resources, sale-leaseback transactions, landlord reimbursements and cash generated by operations will be sufficient to fund capital expenditures of the Circuit City business for the foreseeable future.

FINANCING ACTIVITIES. Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Allocated debt of the Circuit City Group consists of (1) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (2) a portion of the Company's debt that is allocated between the Groups. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.

As scheduled, the Company used existing working capital to repay a $130 million term loan in fiscal 2002 and a $175 million term loan in fiscal 2001. At February 28, 2002, a $100 million outstanding term loan due in July 2002 was classified as

CIRCUIT CITY GROUP

a current liability. Although the Company has the ability to refinance this debt, we intend to repay it using existing working capital. Payment of corporate pooled debt does not necessarily result in a reduction of the Circuit City Group allocated debt.

At February 28, 2002, the Company allocated cash and cash equivalents of $1.25 billion and debt of $37.9 million to the Circuit City Group. Circuit City Stores maintains a $150 million unsecured revolving credit facility that expires on August 31, 2002. The Company does not anticipate renewing this facility. The Company also maintains $195 million in committed seasonal lines of credit that are renewed annually with various banks. At February 28, 2002, total balances of $1.8 million were outstanding under these facilities.

Receivables generated by the Circuit City finance operation are funded through securitization transactions in which the finance operation sells its receivables while retaining servicing rights. These securitization transactions provide an efficient and economical means of funding credit card receivables. For transfers of receivables that qualify as sales under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," we recognize gains and losses as a component of the profits of Circuit City's finance operation.

On a daily basis, Circuit City's finance operation sells its private-label credit card and MasterCard and VISA credit card, referred to as bankcard, receivables to special purpose subsidiaries, which, in turn, transfer the receivables to two separate securitization master trusts. The master trusts periodically issue asset-backed securities in public offerings and private transactions, and the proceeds are distributed through the special purpose subsidiaries to Circuit City's finance operation. The special purpose subsidiaries retain an undivided interest in the transferred receivables and hold various subordinated asset-backed securities that serve as credit enhancement for the asset-backed securities held by outside investors. Circuit City's finance operation continues to service the transferred receivables for a fee.

The private-label and bankcard master trusts each have issued multiple series of asset-backed securities, referred to as term securities, having fixed initial principal amounts. Investors in the term securities are entitled to receive monthly interest payments and a single principal payment on a stated maturity date. In addition, each master trust has issued a series of asset-backed securities, referred to as variable funding securities, having a variable principal amount. Investors in the variable funding securities are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through a stated commitment termination date. The commitment under the private-label variable funding series is currently scheduled to expire on December 13, 2002, and the commitment under the bankcard variable funding series is currently scheduled to expire on October 24, 2002. We expect that the commitment termination dates of both variable funding series will be extended. If certain early amortization events were to occur, principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full.

At February 28, 2002, the aggregate principal amount of securitized credit card receivables totaled $1.31 billion under the private-label program and $1.49 billion under the bankcard program. At February 28, 2002, the unused capacity of the private-label variable funding program was $22.9 million and the unused capacity of the bankcard variable funding program was $496.5 million. At February 28, 2002, there were no provisions providing recourse to the Company for credit losses on the receivables securitized through the private-label or bankcard master trusts. We anticipate that we will be able to expand or enter into new securitization arrangements to meet future needs of the finance operation.

We have conducted tests of a co-branded Circuit City bankcard, which offers more utility to the consumer than the private-label card. We are considering transitioning our private-label program to this card.

During the second quarter of fiscal 2002, Circuit City Stores, Inc. completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The net proceeds of $139.5 million from the offering were allocated to the Circuit City Group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores.

CONTRACTUAL OBLIGATIONS[1]

(Amounts in millions)	Total	1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Allocated contractual obligations:					
Long-term debt	$ 25.9	$ 22.9	$ 2.6	$ 0.4	$ –
Capital lease obligations	11.6	0.6	1.3	1.7	8.0
Operating leases	4,078.8	296.1	585.6	574.4	2,622.7
Lines of credit	0.4	0.4	–	–	–
Other contractual obligations	18.5	18.5	–	–	–
Total	$4,135.2	$338.5	$589.5	$576.5	$2,630.7

(1) Amounts are based on the capital structure of Circuit City Stores, Inc. as of February 28, 2002. Future obligations depend upon the final outcome of the proposed separation of CarMax.

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores, Inc. was the original tenant and primary obligor. Circuit City Stores, Inc., and not CarMax, had originally entered into these leases so that

CarMax could take advantage of the favorable economic terms available to the Company as a large retailer. The Company has assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, the Company remains contingently liable under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, the Company may be required to make those payments on CarMax's behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores, Inc. on the separation date, assuming the separation is completed. We currently expect this special dividend to be between $25 million and $35 million.

MARKET RISK

Receivables Risk

The Company manages the market risk associated with the private-label credit card and bankcard revolving loan portfolios of Circuit City's finance operation. Portions of these portfolios have been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, are not presented on the Group balance sheets.

CONSUMER REVOLVING CREDIT RECEIVABLES. The majority of accounts in the private-label credit card and bankcard portfolios are charged interest at rates indexed to the prime rate, adjustable on a monthly basis subject to certain limitations. The balance of the accounts are charged interest at a fixed annual percentage rate. As of February 28, 2002, and February 28, 2001, the total outstanding principal amount of private-label credit card and bankcard receivables had the following interest rate structure:

(Amounts in millions)	2002	2001
Indexed to prime rate	$2,645	$2,596
Fixed APR	202	203
Total	$2,847	$2,799

Financing for the private-label credit card and bankcard receivables is achieved through asset securitization programs that, in turn, issue both private and public market debt, principally at floating rates based on LIBOR and commercial paper rates. Receivables held for sale are financed with working capital. The total principal amount of receivables securitized or held for sale at February 28, 2002, and February 28, 2001, was as follows:

(Amounts in millions)	2002	2001
Floating-rate securitizations	$2,798	$2,754
Held for sale	49	45
Total	$2,847	$2,799

INTEREST RATE EXPOSURE. Circuit City is exposed to interest rate risk on its securitized credit card portfolio, especially when interest rates move dramatically over a relatively short period of time. We have attempted to mitigate this risk through matched funding. In addition, our ability to increase the finance charge yield of our variable rate credit cards may be contractually limited or limited at some point by competitive conditions. Generally, changes only in interest rates do not have a material impact on the Group results of operations.

The market and credit risks associated with financed derivatives are similar to those relating to other types of financial instruments. Refer to Note 11 to the Group financial statements for a description of these items. Market risk is the exposure created by potential fluctuations in interest rates. On behalf of Circuit City, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The Company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

FORWARD-LOOKING STATEMENTS

Company statements that are not historical facts, including statements about management's expectations for fiscal year 2003 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements.

(Amounts in thousands)	Years Ended February 28 or 29					
	2002	%	2001	%	2000	%
NET SALES AND OPERATING REVENUES	$9,589,803	100.0	$10,458,037	100.0	$10,599,406	100.0
Cost of sales, buying and warehousing	7,251,831	75.6	7,964,148	76.1	7,977,214	75.3
Appliance exit costs [NOTE 13]	10,000	0.1	28,326	0.3	–	–
GROSS PROFIT	2,327,972	24.3	2,465,563	23.6	2,622,192	24.7
Selling, general and administrative expenses [NOTES 1 AND 9]	2,120,652	22.1	2,270,745	21.7	2,081,393	19.6
Appliance exit costs [NOTE 13]	–	–	1,670	–	–	–
Interest expense [NOTES 1 AND 4]	881	–	7,273	0.1	13,844	0.1
TOTAL EXPENSES	2,121,533	22.1	2,279,688	21.8	2,095,237	19.7
Earnings from continuing operations before income attributed to the reserved CarMax Group shares	206,439	2.1	185,875	1.8	526,955	5.0
Provision for income taxes [NOTES 1 AND 5]	78,446	0.8	70,637	0.7	200,243	1.9
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME ATTRIBUTED TO THE RESERVED CARMAX GROUP SHARES	127,993	1.3	115,238	1.1	326,712	3.1
Net earnings attributed to the reserved CarMax Group shares [NOTES 1 AND 2]	62,806	0.7	34,009	0.3	862	–
EARNINGS FROM CONTINUING OPERATIONS	190,799	2.0	149,247	1.4	327,574	3.1
Discontinued operations [NOTE 14]:						
Loss from discontinued operations of Divx, less income tax benefit	–	–	–	–	(16,215)	(0.1)
Loss on disposal of Divx, less income tax benefit	–	–	–	–	(114,025)	(1.1)
Loss from discontinued operations	–	–	–	–	(130,240)	(1.2)
NET EARNINGS	$ 190,799	2.0	$ 149,247	1.4	$ 197,334	1.9

See accompanying notes to Group financial statements.

(Amounts in thousands)	At February 28 2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents [NOTE 2]	$1,248,246	$ 437,329
Net accounts receivable [NOTE 10]	553,273	451,099
Merchandise inventory	1,234,243	1,410,527
Prepaid expenses and other current assets	39,246	55,317
TOTAL CURRENT ASSETS	3,075,008	2,354,272
Property and equipment, net [NOTES 3 AND 4]	732,802	796,789
Deferred income taxes	2,647	–
Reserved CarMax Group shares [NOTE 2]	311,386	292,179
Other assets	11,354	9,319
TOTAL ASSETS	$4,133,197	$3,452,559
LIABILITIES AND GROUP EQUITY		
CURRENT LIABILITIES:		
Current installments of allocated long-term debt [NOTES 1, 4 AND 8]	$ 23,465	$ 24,237
Accounts payable	1,019,519	820,077
Allocated short-term debt [NOTES 1 AND 4]	397	213
Accrued expenses and other current liabilities	157,561	146,818
Accrued income taxes	100,696	–
Deferred income taxes [NOTES 1 AND 5]	116,297	74,317
TOTAL CURRENT LIABILITIES	1,417,935	1,065,662
Allocated long-term debt, excluding current installments [NOTES 1, 4 AND 8]	14,064	33,080
Deferred revenue and other liabilities	140,853	85,329
Deferred income taxes [NOTES 1 AND 5]	–	11,329
TOTAL LIABILITIES	1,572,852	1,195,400
GROUP EQUITY	2,560,345	2,257,159
Commitments and contingent liabilities [NOTES 1, 7, 8, 12, 13 AND 14]		
TOTAL LIABILITIES AND GROUP EQUITY	$4,133,197	$3,452,559

See accompanying notes to Group financial statements.

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
OPERATING ACTIVITIES:			
Net earnings	$ 190,799	$ 149,247	$ 197,334
Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:			
Loss from discontinued operations [NOTE 14]	–	–	16,215
Loss on disposal of discontinued operations [NOTE 14]	–	–	114,025
Net earnings attributed to the reserved CarMax Group shares	(62,806)	(34,009)	(862)
Depreciation and amortization	134,371	126,297	132,923
Unearned compensation amortization of restricted stock	15,578	11,211	11,649
Loss (gain) on sales of property and equipment	13,735	4,259	(418)
Provision for deferred income taxes	28,004	11,007	41,828
Changes in operating assets and liabilities:			
(Increase) decrease in net accounts receivable	(102,160)	12,950	12,967
Decrease (increase) in merchandise inventory	176,284	(4,910)	(144,598)
Decrease (increase) in prepaid expenses and other current assets	16,071	(41,964)	83,540
(Increase) decrease in other assets	(2,359)	588	(1,015)
Increase (decrease) in accounts payable, accrued expenses and other current liabilities and accrued income taxes	317,444	(68,074)	216,043
Increase (decrease) in deferred revenue and other liabilities	69,606	(17,442)	(17,799)
NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	794,567	149,160	661,832
INVESTING ACTIVITIES:			
Purchases of property and equipment	(172,580)	(274,722)	(176,873)
Proceeds from sales of property and equipment, net	88,461	100,189	74,811
NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS	(84,119)	(174,533)	(102,062)
FINANCING ACTIVITIES:			
Increase (decrease) in allocated short-term debt, net	184	(1,240)	(1,958)
Decrease in allocated long-term debt, net	(19,788)	(156,402)	(74,603)
Issuances of Circuit City Group Common Stock, net	17,920	26,912	6,942
Allocated proceeds from CarMax Group Common Stock offering, net [NOTE 1]	139,546	–	–
Dividends paid	(14,556)	(14,346)	(14,207)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES OF CONTINUING OPERATIONS	123,306	(145,076)	(83,826)
CASH USED IN DISCONTINUED OPERATIONS [NOTE 14]	(22,837)	(26,174)	(90,193)
Increase (decrease) in cash and cash equivalents	810,917	(196,623)	385,751
Cash and cash equivalents at beginning of year	437,329	633,952	248,201
Cash and cash equivalents at end of year	$1,248,246	$ 437,329	$ 633,952

See accompanying notes to Group financial statements.

CIRCUIT CITY GROUP STATEMENTS OF GROUP EQUITY

(Amounts in thousands)	
BALANCE AT MARCH 1, 1999	$ 1,825,473
Net earnings	197,334
Equity issuances, net	50,205
Cash dividends	(14,207)
Reserved CarMax Group shares adjustment [NOTES 1 AND 2]	(4,085)
BALANCE AT FEBRUARY 29, 2000	2,054,720
Net earnings	149,247
Equity issuances, net	66,903
Cash dividends	(14,346)
Reserved CarMax Group shares adjustment [NOTES 1 AND 2]	635
BALANCE AT FEBRUARY 28, 2001	2,257,159
Net earnings	190,799
Equity issuances, net	30,994
Cash dividends	(14,556)
Allocated proceeds from CarMax Group Common Stock offering, net [NOTE 1]	139,546
Reserved CarMax Group shares adjustment [NOTES 1 AND 2]	(43,597)
BALANCE AT FEBRUARY 28, 2002	$2,560,345

See accompanying notes to Group financial statements.

1. BASIS OF PRESENTATION

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company's two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations.

During the second quarter of fiscal 2002, Circuit City Stores completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The net proceeds of $139.5 million from the offering were allocated to the Circuit City Group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6 percent at February 28, 2001; and 74.7 percent at February 29, 2000. The terms of each series of common stock are discussed in detail in the Company's Form 8-A registration statement on file with the Securities and Exchange Commission.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem the outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of CarMax Group Common Stock redeemed by the Company. Management anticipates that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer, subject to shareholder approval and final approval from the board of directors.

Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. Neither shares of Circuit City Group Common Stock nor shares of CarMax Group Common Stock represent a direct equity or legal interest solely in the assets and liabilities allocated to a particular Group. Instead, those shares represent direct equity and legal interests in the assets and liabilities of the Company. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Circuit City Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements, the CarMax Group financial statements and the Company's SEC filings.

The Circuit City Group financial statements reflect the application of the management and allocation policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:

(A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the Circuit City Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the Circuit City Group and (ii) a portion of the Company's cash equivalents, if any, that are allocated between the Groups. Allocated debt of the Circuit City Group consists of (i) Company debt, if any, that has been allocated in its entirety to the Circuit City Group and (ii) a portion of the Company's pooled debt, which is debt allocated between the Groups. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.

(B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the Circuit City Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group.

(C) INCOME TAXES: The Circuit City Group is included in the consolidated federal income tax return and certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for the Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) CASH AND CASH EQUIVALENTS: Cash equivalents of $1.22 billion at February 28, 2002, and $408.8 million at February 28, 2001, consist of highly liquid debt securities with original maturities of three months or less.

(B) SECURITIZATIONS: Circuit City enters into securitization transactions, which allow for the sale of credit card receivables to qualified special purpose entities, which, in turn, issue asset-backed securities to third-party investors. On April 1, 2001, Circuit City adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaced SFAS No. 125 and applies prospectively to all securitization transactions occurring after March 31, 2001. Adoption of SFAS No. 140 did not have a material impact on the financial position, results of operations or cash flows of the Group. Transfers of financial assets that qualify as sales under SFAS No. 140 are accounted for as off-balance sheet securitizations. Circuit City may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are carried at fair value as determined by the present value of expected future cash flows using management's projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. The changes in fair value of retained interests are included in earnings. Retained interests are included in net accounts receivable on the Group balance sheets.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of Circuit City's cash and cash equivalents, credit card and other receivables, accounts payable, short-term borrowings and long-term debt approximates fair value. Circuit City's retained interests in securitized receivables and derivative financial instruments are recorded on the Group balance sheets at fair value.

(D) MERCHANDISE INVENTORY: Inventory is comprised of finished goods held for sale and is stated at the lower of cost or market. Cost is determined by the average cost method.

(E) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives. Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(F) COMPUTER SOFTWARE COSTS: External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(G) IMPAIRMENT OF LONG-LIVED ASSETS: Circuit City reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. When Circuit City closes a location, the estimated unrecoverable costs are charged to selling, general and administrative expenses. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements and a provision for the present value of future lease obligations, less estimated sublease income.

(H) STORE OPENING EXPENSES: Costs relating to store openings, including organization and pre-opening costs, are expensed as incurred.

(I) INCOME TAXES: Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(J) REVENUE RECOGNITION: Circuit City recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. Circuit City sells extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) from 12 to 60 months. Because third parties are the primary obligors under these contracts, commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.

(K) DEFERRED REVENUE: Circuit City sells its own extended warranty contracts that extend beyond the normal manufacturer's warranty period, usually with terms (including the manufacturer's warranty period) from 12 to 60 months. As Circuit City is the primary obligor on its own contracts, all revenue from the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized.

(L) RESERVED CARMAX GROUP SHARES: For purposes of the Circuit City Group financial statements, the Circuit City

Group accounts for the reserved CarMax Group shares in a manner similar to the equity method of accounting. Accordingly, the interest represented by the reserved CarMax Group shares in the Company's equity value that is attributed to the CarMax Group is reflected as "Reserved CarMax Group shares" on the Circuit City Group balance sheets. Similarly, the net earnings of the CarMax Group attributed to the reserved CarMax Group shares are reflected as "Net earnings attributed to the reserved CarMax Group shares" on the Circuit City Group statements of earnings. All amounts corresponding to the reserved CarMax Group shares in these Group financial statements represent the Circuit City Group's proportional interest in the business, assets and liabilities and income and expenses of the CarMax Group.

The carrying value of the reserved CarMax Group shares has been adjusted proportionally for the net earnings of the CarMax Group. In addition, in the event of any dividend or other distribution on CarMax Group Common Stock, an amount that is proportionate to the aggregate amount paid in respect to shares of CarMax Group Common Stock would be transferred to the Circuit City Group from the CarMax Group with respect to its proportional interest and would reduce the related book value.

(M) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Profits generated by the finance operation and interest income are recorded as reductions to selling, general and administrative expenses.

(N) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(O) STOCK-BASED COMPENSATION: Circuit City accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation."

(P) DERIVATIVE FINANCIAL INSTRUMENTS: On behalf of Circuit City, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on March 1, 2001. SFAS No. 133 requires the Company to recognize all derivative instruments as either assets or liabilities on the balance sheets at fair value. The adoption of SFAS No. 133 did not have a material impact on the financial position, results of operations or cash flows of the Group. The changes in fair value of derivative instruments are included in earnings.

(Q) RISKS AND UNCERTAINTIES: Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of Circuit City's products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Circuit City Group's operating results.

Currently and unless and until the proposed separation of CarMax occurs (see Note 1), the Circuit City Group also is subject to risks and uncertainties related to the CarMax Group because of the reserved CarMax Group shares. CarMax is a used- and new-car retail business. The diversity of CarMax's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of CarMax's limited overall size, management cannot assure that unanticipated events will not have a negative impact on Circuit City.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(R) RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to classifications adopted in fiscal 2002.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Land and buildings (20 to 25 years)	$ 66,841	$ 76,660
Land held for sale	2,759	2,759
Construction in progress	15,729	44,335
Furniture, fixtures and equipment (3 to 8 years)	801,856	809,501
Leasehold improvements (10 to 15 years)	663,420	598,586
Capital leases, primarily buildings (20 years)	12,406	12,471
	1,563,011	1,544,312
Less accumulated depreciation and amortization	830,209	747,523
Property and equipment, net	$ 732,802	$ 796,789

4. DEBT

Long-term debt of the Company at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Term loans	$100,000	$230,000
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 3.1% to 6.7%	3,717	4,400
Obligations under capital leases [NOTE 8]	11,594	12,049
Note payable	826	2,076
Total long-term debt	116,137	248,525
Less current installments	102,073	132,388
Long-term debt, excluding current installments	14,064	116,137
Portion of long-term debt, excluding current installments, allocated to the Circuit City Group	$ 14,064	$ 33,080
Portion of current installments of long-term debt allocated to the Circuit City Group	$ 23,465	$ 24,237

In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a six-year, $100,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2002, the interest rate on the term loan was 2.25 percent. This term loan is due in July 2002 and was classified as a current liability at February 28, 2002. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal was due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. As scheduled, the Company used existing working capital to repay this term loan in June 2001.

The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and expires on August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2002 or 2001, and the Company does not plan to renew this agreement.

The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $5,144,000 at February 28, 2002, and $6,243,000 at February 28, 2001.

The scheduled aggregate annual principal payments on the Company's long-term obligations for the next five fiscal years are as follows: 2003 – $102,073,000; 2004 – $1,410,000; 2005 – $2,521,000; 2006 – $1,083,000; 2007– $1,010,000.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2002 and 2001.

Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Other information regarding short-term financing and committed lines of credit is as follows:

(Amounts in thousands)	Years Ended February 28 2002	2001
Average short-term financing outstanding	$ 2,256	$ 56,065
Maximum short-term financing outstanding	$ 6,594	$363,199
Aggregate committed lines of credit	$195,000	$360,000

The weighted average interest rate on the outstanding short-term debt was 4.4 percent during fiscal 2002, 6.8 percent during fiscal 2001 and 5.6 percent during fiscal 2000.

Interest expense allocated by the Company to Circuit City, excluding interest capitalized, was $881,000 in fiscal 2002, $7,273,000 in fiscal 2001 and $13,844,000 in fiscal 2000. Circuit City capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. Capitalized interest totaled $1,277,000 in fiscal 2002, $2,121,000 in fiscal 2001 and $2,166,000 in fiscal 2000.

5. INCOME TAXES

The components of the provision for income taxes on earnings from continuing operations before income attributed to the reserved CarMax Group shares are as follows:

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
Current:			
Federal	$38,854	$52,846	$141,514
State	11,588	7,993	16,901
	50,442	60,839	158,415
Deferred:			
Federal	27,164	9,505	40,572
State	840	293	1,256
	28,004	9,798	41,828
Provision for income taxes	$78,446	$70,637	$200,243

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29 2002	2001	2000
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3	3	3
Effective income tax rate	38%	38%	38%

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 are as follows:

(Amounts in thousands)	2002	2001
Deferred tax assets:		
Accrued expenses	$ 61,299	$ 42,953
Other	8,639	7,311
Total gross deferred tax assets	69,938	50,264
Deferred tax liabilities:		
Deferred revenue	75,079	32,825
Depreciation and amortization	36,123	42,488
Securitized receivables	36,749	36,257
Inventory	22,338	9,927
Prepaid expenses	10,197	10,788
Other	3,102	3,625
Total gross deferred tax liabilities	183,588	135,910
Net deferred tax liability	$113,650	$ 85,646

Based on Circuit City's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

6. COMMON STOCK AND STOCK-BASED INCENTIVE PLANS

(A) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(B) SHAREHOLDER RIGHTS PLAN: In conjunction with the Company's Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle the holder to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share, subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series F, which are related to similar rights held by CarMax Group shareholders.

(C) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 1,063,366 shares of Circuit City Group Common Stock were granted to eligible employees in fiscal 2002. In fiscal 2001, 1,483,358 restricted shares of Circuit City Group Common Stock were granted, including approximately 1,047,000 shares granted as a one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 782,000 of the replacement grant shares vest two-and-one-half years from the date of grant, and the remaining 265,000 shares vest four to five years from the grant date with accelerated vesting if certain performance factors are met. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of Group equity. Unearned compensation is expensed over the restriction periods. In fiscal 2002, a total of $15,578,400 was charged to operations ($11,211,200 in fiscal 2001 and $11,648,700 in fiscal 2000). As of February 28, 2002, 2,317,348 restricted shares of Circuit City Group Common Stock were outstanding.

(D) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to 10 years from the date of grant. The Company has authorized 29,765,050 shares of Circuit City Group Common Stock to be issued as either options or restricted stock grants. At February 28, 2002, 7,736,657 shares of Circuit City Group Common Stock were available for issuance of options or restricted stock grants and 12,053,254 shares were available at February 28, 2001.

(E) EMPLOYEE STOCK PURCHASE PLAN: The Company has employee stock purchase plans for all employees meeting certain eligibility criteria. Under the Circuit City Group plan, eligible employees may, subject to certain limitations, purchase shares of Circuit City Group Common Stock. For each $1.00 contributed by employees under the plan, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. The Company has authorized 15,500,000 shares of Circuit City Group Common Stock for purchase under the plan. At February 28, 2002, a total of 1,635,207 shares remained available under the Circuit City Group plan. During fiscal 2002, 866,524 shares were issued to or purchased on the open market on behalf of employees (862,315 shares in fiscal 2001 and 501,984 shares in fiscal 2000). The average price per share purchased under the plan was $17.59 in fiscal 2002, $29.93 in fiscal 2001 and $41.70 in fiscal 2000. The Company match for the Circuit City Group totaled $1,866,700 in fiscal 2002, $2,519,500 in fiscal 2001 and $2,682,300 in fiscal 2000.

(F) 401(K) PLAN: Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those employee contributions. The Company's expense for this plan for Circuit City associates was $3,464,000 in fiscal 2002, $3,996,000 in fiscal 2001 and $2,158,000 in fiscal 2000.

The Circuit City Group's stock option activity is summarized in Table 1. Table 2 summarizes information about stock options outstanding as of February 28, 2002.

Circuit City applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings attributed to the Circuit City Group would have changed to the pro forma amounts indicated in the following table. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2002 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
Earnings from continuing operations:			
As reported	$190,799	$149,247	$327,574
Pro forma	174,654	136,957	319,337
Net earnings:			
As reported	$190,799	$149,247	$197,334
Pro forma	174,654	136,957	189,097

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	2002	2001	2000
Expected dividend yield	0.6%	0.2%	0.2%
Expected stock volatility	62%	49%	38%
Risk-free interest rates	5%	6%	6%
Expected lives (in years)	5	5	5

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group was $7 per share in fiscal 2002, $17 per share in fiscal 2001 and $17 per share in fiscal 2000.

CIRCUIT CITY GROUP

TABLE 1

(Shares in thousands)	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Outstanding at beginning of year	8,720	$28.59	7,380	$25.07	8,894	$18.25
Granted	4,423	12.80	4,280	34.80	1,564	40.75
Exercised	(541)	15.45	(1,526)	23.64	(2,864)	12.65
Cancelled	(611)	23.96	(1,414)	34.25	(214)	22.06
Outstanding at end of year	11,991	$23.60	8,720	$28.60	7,380	$25.07
Options exercisable at end of year	4,346	$25.33	3,158	$21.86	1,258	$13.89

TABLE 2

(Shares in thousands) Range of Exercise Prices	Options Outstanding: Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable: Number Exercisable	Weighted Average Exercise Price
$ 9.94 to 12.45	3,896	6.9	$12.41	96	$11.32
13.25 to 17.93	1,634	3.8	15.13	1,067	15.43
18.00 to 27.95	1,243	3.0	20.18	1,037	19.86
29.50	1,000	0.1	29.50	1,000	29.50
30.48 to 43.03	4,218	5.7	36.82	1,146	37.03
Total	11,991	5.1	$23.60	4,346	$25.33

7. PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2002 and 2001. Eligible employees of Circuit City participate in the Company's plan. Pension costs for these employees have been allocated to the Circuit City Group based on its proportionate share of the projected benefit obligation. Company contributions allocated to the Circuit City Group were $7,579,000 in fiscal 2002, $14,103,000 in fiscal 2001 and $11,498,000 in fiscal 2000.

The following tables set forth the Circuit City Group's share of the pension plan's financial status and amounts recognized in the balance sheets as of February 28:

(Amounts in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$147,912	$109,337
Service cost	14,124	12,617
Interest cost	11,033	8,690
Actuarial loss	1,604	20,262
Benefits paid	(5,543)	(2,994)
Benefit obligation at end of year	$169,130	$147,912
Change in plan assets:		
Fair value of plan assets at beginning of year	$130,351	$129,638
Actual return on plan assets	(7,356)	(10,396)
Employer contributions	7,579	14,103
Benefits paid	(5,543)	(2,994)
Fair value of plan assets at end of year	$125,031	$130,351
Reconciliation of funded status:		
Funded status	$ (44,098)	$ (17,561)
Unrecognized actuarial loss	35,409	13,922
Unrecognized transitional asset	–	(199)
Unrecognized prior service benefit	(140)	(281)
Net amount recognized	$ (8,829)	$ (4,119)

The components of net pension expense were as follows:

	Years Ended February 28 or 29		
(Amounts in thousands)	2002	2001	2000
Service cost	$ 14,124	$ 12,617	$13,428
Interest cost	11,033	8,690	7,384
Expected return on plan assets	(12,527)	(10,914)	(8,919)
Amortization of prior service cost	(141)	(140)	(132)
Amortization of transitional asset	(199)	(199)	(199)
Recognized actuarial (gain) loss	(1)	(274)	10
Net pension expense	$ 12,289	$ 9,780	$11,572

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28 or 29		
	2002	2001	2000
Weighted average discount rate	7.25%	7.50%	8.00%
Rate of increase in compensation levels	6.00%	6.00%	6.00%
Expected rate of return on plan assets	9.00%	9.00%	9.00%

The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company's pension plan. The projected benefit obligation allocated to Circuit City under this plan was $16.4 million at February 28, 2002, and $12.2 million at February 28, 2001.

8. LEASE COMMITMENTS

The Circuit City Group conducts a substantial portion of its business in leased premises. The Circuit City Group's lease obligations are based upon contractual minimum rates.

Rental expense and sublease income for all operating leases are summarized as follows:

	Years Ended February 28 or 29		
(Amounts in thousands)	2002	2001	2000
Minimum rentals	$328,877	$316,258	$299,534
Rentals based on sales volume	292	1,229	1,327
Sublease income	(17,842)	(15,242)	(16,425)
Net rental expense	$311,327	$302,245	$284,436

The Circuit City Group computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Circuit City Group's other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most of the leases provide that the Circuit City Group pay taxes, maintenance, insurance and operating expenses applicable to the premises.

The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of five to 25 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Circuit City Group, as of February 28, 2002, were:

(Amounts in thousands) Fiscal	Capital Leases	Operating Lease Commitments	Operating Sublease Income
2003	$ 1,726	$ 296,116	$ (17,868)
2004	1,768	293,653	(15,656)
2005	1,798	291,916	(13,601)
2006	1,807	289,889	(11,925)
2007	1,853	284,489	(9,439)
After 2007	11,006	2,622,691	(33,374)
Total minimum lease payments	19,958	$4,078,754	$(101,863)
Less amounts representing interest	(8,364)		
Present value of net minimum capital lease payments [NOTE 4]	$11,594		

In fiscal 2002, the Company entered into sale-leaseback transactions with unrelated parties on behalf of the Circuit City Group at an aggregate selling price of $48,500,000 ($61,526,000 in fiscal 2001 and $24,295,000 in fiscal 2000). Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. Neither the Company nor the Circuit City Group has continuing involvement under sale-leaseback transactions.

Non-appliance-related lease termination costs were $25.8 million in fiscal 2002, of which $13.7 million was related to current year relocations; $1.1 million in fiscal 2001; and $9.2 million in fiscal 2000.

9. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $362,026,000 (3.8 percent of net sales and operating revenues) in fiscal 2002, $422,874,000 (4.0 percent of net sales and operating revenues) in fiscal 2001 and $390,144,000 (3.7 percent of net sales and operating revenues) in fiscal 2000.

10. SECURITIZATIONS

Circuit City's finance operation enters into securitization transactions to finance its consumer revolving credit card receivables. In accordance with the isolation provisions of SFAS No. 140, special purpose subsidiaries were created in December 2001 for the sole purpose of facilitating these securitization transactions. Credit card receivables are sold to special purpose subsidiaries, which, in turn, transfer these receivables to securitization master trusts. Private-label credit card receivables are securitized through one master trust and MasterCard and VISA credit card (referred to as bankcard) receivables are securitized through a separate master trust. Each master trust periodically issues securities backed by the receivables in that master trust. For transfers of receivables that qualify as sales, Circuit City recognizes gains or losses as a component of the finance operation's profits, which are recorded as reductions to selling, general and administrative expenses. In these securitizations, Circuit City's finance operation continues to service the securitized receivables for a fee and the special purpose subsidiaries retain an undivided interest in the transferred receivables and hold various subordinated asset-backed securities that serve as credit enhancements for the asset-backed securities held by outside investors. Neither the private-label master trust agreement nor the bankcard master trust agreement provides for recourse to the Company for credit losses on the securitized receivables. Under certain of these securitization programs, Circuit City must meet financial covenants relating to minimum tangible net worth, minimum delinquency rates and minimum coverage of rent and interest expense. Circuit City was in compliance with these covenants at February 28, 2002 and 2001.

The total principal amount of credit card receivables managed was $2.85 billion at February 28, 2002, and $2.80 billion at February 28, 2001. Of these totals, the principal amount of receivables securitized was $2.80 billion at February 28, 2002, and $2.75 billion at February 28, 2001, and the principal amount of receivables held for sale was $49.2 million at the end of fiscal 2002 and $45.1 million at the end of fiscal 2001. At February 28, 2002, the unused capacity of the private label variable funding program was $22.9 million and the unused capacity of the bankcard variable funding program was $496.5 million. The aggregate amount of receivables that were 31 days or more delinquent was $198.4 million at February 28, 2002, and $192.3 million at February 28, 2001. The principal amount of losses net of recoveries totaled $262.8 million for the year ended February 28, 2002, and $229.9 million for the year ended February 28, 2001.

Circuit City receives annual servicing fees approximating 2 percent of the outstanding principal balance of the credit card receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized receivables.

Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

(Amounts in thousands)	Years Ended February 28 2002	2001
Proceeds from new securitizations	$1,193,300	$1,092,500
Proceeds from collections reinvested in previous credit card securitizations	$1,591,085	$1,730,511
Servicing fees received	$ 51,777	$ 52,044
Other cash flows received on retained interests*	$ 195,375	$ 173,775

**This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.*

When determining the fair value of retained interests, Circuit City estimates future cash flows using management's projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. Circuit City employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from securitized credit card receivables that exceeds the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value, amounted to $131.9 million at February 28, 2002 and $131.0 million at February 28, 2001, and is included in net accounts receivable. Gains of $167.8 million on sales of credit card receivables were recorded in fiscal 2002; gains of $176.2 million on sales of credit card receivables were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2002, was $394.5 million, with a weighted-average life ranging from 0.2 years to 1.8 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in thousands)	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Payment rate	6.8%–10.4%	$ 8,426	$15,629
Default rate	7.9%–17.1%	$23,315	$46,363
Discount rate	8.0%–15.0%	$ 2,742	$ 5,454

11. FINANCIAL DERIVATIVES

On behalf of Circuit City, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The total notional amount of interest rate caps outstanding was $654.9 million at February 28, 2002, and $839.4 million at February 28, 2001. Purchased interest rate caps were included in net accounts receivable and had a fair value of $2.4 million as of February 28, 2002, and $6.5 million as of February 28, 2001. Written interest rate caps were included in accounts payable and had a fair value of $2.4 million as of February 28, 2002, and $6.5 million at February 28, 2001.

The market and credit risks associated with interest rate caps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

12. CONTINGENT LIABILITIES

In the normal course of business, Circuit City is involved in various legal proceedings. Based upon the evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Circuit City Group's financial position, liquidity or results of operations.

TABLE 3

(Amounts in millions)	Total Original Exit Cost Accrual	Fiscal 2001 Payments or Write-Downs	Liability at February 28, 2001	Fiscal 2002 Adjustments to Exit Cost Accrual	Fiscal 2002 Payments or Write-Downs	Liability at February 28, 2002
Lease termination costs	$17.8	$ 1.8	$16.0	$10.0	$6.3	$19.7
Fixed asset write-downs, net	5.0	5.0	–	–	–	–
Employee termination benefits	4.4	2.2	2.2	–	2.2	–
Other	2.8	2.8	–	–	–	–
Appliance exit costs	$30.0	$11.8	$18.2	$10.0	$8.5	$19.7

13. APPLIANCE EXIT COSTS

On July 25, 2000, the Company announced plans to exit the major appliance category and expand its selection of key consumer electronics and home office products in all Circuit City Superstores. A product profitability analysis had indicated that the appliance category produced below-average profits. This analysis, combined with declining appliance sales, expected increases in appliance competition and the Company's profit expectations for the consumer electronics and home office categories led to the decision to exit the major appliance category. The Company maintains control over Circuit City's in-home major appliance repair business, although repairs are subcontracted to an unrelated third party.

To exit the appliance business, the Company closed eight distribution centers and eight service centers. The majority of these closed properties are leased. While the Company has entered into contracts to sublease some of these properties, it continues the process of marketing the remaining properties to be subleased.

Approximately 910 employees were terminated as a result of the exit from the appliance business. These reductions mainly were in the service, distribution and merchandising functions. Because severance was paid to employees on a biweekly schedule based on years of service, cash payments lagged job eliminations. Certain fixed assets were written down in connection with the exit from the appliance business, including appliance build-to-order kiosks in stores and non-salvageable fixed assets and leasehold improvements at the closed locations.

In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30.0 million. In the fourth quarter of fiscal 2002, the Company recorded additional lease termination costs of $10.0 million to reflect the current rental market for these leased properties. These expenses are reported separately on the fiscal 2002 and 2001 statements of earnings. The appliance exit cost liability is included in the accrued expenses and other current liabilities line item on the Group balance sheet. The appliance exit cost accrual activity is presented in Table 3.

14. DISCONTINUED OPERATIONS

On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations. Discontinued operations have been segregated on the consolidated statements of cash flows; however, Divx is not segregated on the consolidated balance sheets.

For fiscal 2002 and 2001, the discontinued Divx operations had no impact on the net earnings of Circuit City Stores, Inc. In fiscal 2000, the loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million and the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal included a provision for operating losses to be incurred during the phase-out period. It also included provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

As of February 28, 2002, entities comprising the Divx operations have been dissolved and the related net liabilities have been assumed by the Company. Net liabilities reflected in the accompanying Group balance sheets as of February 28 were as follows:

(Amounts in thousands)	2002	2001
Current assets	$ –	$ 8
Other assets	–	324
Current liabilities	(18,457)	(27,522)
Other liabilities	–	(14,082)
Net liabilities of discontinued operations	$(18,457)	$(41,272)

CIRCUIT CITY GROUP

15. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2000, the Financial Accounting Standards Board issued Emerging Issues Task Force Issue No. 00-14, "Accounting for Certain Sales Incentives," which is effective for fiscal quarters beginning after December 15, 2001. EITF No. 00-14 provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. The Company offers certain mail-in rebates that are currently recorded in cost of sales, buying and warehousing. However, in the first quarter of fiscal 2003, the Company expects to reclassify these rebate expenses from cost of sales, buying and warehousing to net sales and operating revenues to be in compliance with EITF No. 00-14. On a pro forma basis, this reclassification would have increased the fiscal 2002 Circuit City Group gross profit margin by 18 basis points and the expense ratio by 17 basis points. For fiscal 2001, the reclassification would have increased the gross profit margin by 29 basis points and the expense ratio by 27 basis points. The Company does not expect the adoption of EITF No. 00-14 to have a material impact on the Group's financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions in the first quarter of fiscal 2003. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Group's financial position, results of operations or cash flows.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands)	First Quarter 2002	First Quarter 2001	Second Quarter 2002	Second Quarter 2001	Third Quarter 2002	Third Quarter 2001	Fourth Quarter 2002	Fourth Quarter 2001	Year 2002	Year 2001
Net sales and operating revenues	$1,881,654	$2,449,110	$2,036,552	$2,506,220	$2,279,908	$2,325,576	$3,391,689	$3,177,131	$9,589,803	$10,458,037
Gross profit	$ 462,393	$ 597,800	$ 496,544	$ 582,916	$ 551,151	$ 510,449	$ 817,884	$ 774,398	$2,327,972	$ 2,465,563
Earnings (loss) before income attributed to the reserved CarMax Group shares	$ (9,605)	$ 46,714	$ (12,541)	$ 43,196	$ 9,245	$ (70,055)	$ 140,894	$ 95,383	$ 127,993	$ 115,238
Net earnings (loss)	$ 10,135	$ 57,123	$ 6,822	$ 55,341	$ 21,134	$ (64,407)	$ 152,708	$ 101,190	$ 190,799	$ 149,247

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying balance sheets of the Circuit City Group (as defined in Note 1) as of February 28, 2002 and 2001, and the related statements of earnings, group equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2002. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully discussed in Note 1, the financial statements of the Circuit City Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the CarMax Group.

The Circuit City Group has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Accounting principles generally accepted in the United States of America require that the CarMax Group be consolidated with the Circuit City Group.

In our opinion, except for the effects of not consolidating the Circuit City Group and the CarMax Group as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Circuit City Group as of February 28, 2002 and 2001, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Richmond, Virginia
April 2, 2002

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company's two businesses. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The reserved CarMax Group shares are not outstanding CarMax Group Common Stock.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6 percent at February 28, 2001; and 74.7 percent at February 29, 2000. The reserved CarMax Group shares at February 28, 2002, reflect the effect of the public offering of CarMax Group Common Stock completed during the second quarter of fiscal 2002. Refer to the "Net Earnings" section below for further discussion of the public offering.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem all outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of stock redeemed by the Company. We anticipate that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer, subject to shareholder approval and final approval from the board of directors. CarMax, Inc. has filed a registration statement regarding this transaction with the Securities and Exchange Commission. This registration statement contains pro forma financial information that is intended to reflect the potential effects of the separation of the two businesses.

Holders of CarMax Group Common Stock and holders of Circuit City Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. The discussion and analysis for the CarMax Group presented below should be read in conjunction with the discussion and analysis presented for Circuit City Stores, Inc. and for the Circuit City Group and in conjunction with all the Company's SEC filings.

CRITICAL ACCOUNTING POLICIES

In Management's Discussion and Analysis, we discuss the results of operations and financial condition as reflected in the CarMax Group financial statements. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the Group financial statements includes a discussion of our significant accounting policies. The accounting policy discussed below is one we consider critical to an understanding of the Group financial statements because its application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Calculation of the Value of Retained Interests in Securitization Transactions

CarMax securitizes automobile loan receivables. The fair value of retained interests from securitization activities is based on the present value of expected future cash flows. The present value is determined by using management's projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. These projections are derived from historical experience, projected economic trends and anticipated interest rates. Adjustments to one or more of these projections may have a material impact on the fair value of the retained interests. These projections may be affected by external factors, such as changes in the behavior patterns of our customers, changes in the strength of the economy and developments in the interest rate markets. Note 2(A) to the Group financial statements includes a discussion of our accounting policies related to securitizations. Note 10 to the Group financial statements includes a discussion of our automobile loan securitizations.

RESULTS OF OPERATIONS

Net Sales and Operating Revenues

Total sales for the CarMax Group increased 28 percent in fiscal 2002 to $3.20 billion. In fiscal 2001, total sales increased 24 percent to $2.50 billion from $2.01 billion in fiscal 2000.

PERCENT SALES CHANGE FROM PRIOR YEAR

Fiscal	Total	Comparable
2002	28%	28 %
2001	24%	17 %
2000	37%	2 %
1999	68%	(2)%
1998	71%	6 %

COMPARABLE STORE SALES CHANGE

Fiscal	2002	2001	2000
Vehicle dollars:			
Used vehicles	30%	19%	(4)%
New vehicles	24%	9%	50 %
Total	28%	17%	2 %
Vehicle units:			
Used vehicles	24%	13%	(8)%
New vehicles	21%	9%	49 %
Total	23%	12%	(4)%

AVERAGE RETAIL SELLING PRICES

Fiscal	2002	2001	2000
Used vehicles	$15,100	$14,400	$13,700
New vehicles	$23,100	$22,600	$22,500
Blended average	$16,200	$15,500	$14,900

VEHICLE SALES MIX

Fiscal	2002	2001	2000
Vehicle dollars:			
Used vehicles	82%	81%	79%
New vehicles	18	19	21
Total	100%	100%	100%
Vehicle units:			
Used vehicles	87%	87%	86%
New vehicles	13	13	14
Total	100%	100%	100%

The fiscal 2002 total sales growth primarily resulted from a 28 percent increase in the comparable store vehicle dollar sales of the CarMax business. We opened two CarMax used-car superstores in fiscal 2002 during the last month of the fiscal year, and so they were not significant contributors to total sales growth in fiscal 2002. The growth in comparable store vehicle dollar sales reflects increased store traffic that, combined with better in-store execution, resulted in comparable store unit sales growth for both used and new cars. We believe that the higher traffic levels were driven by the effectiveness of our marketing programs, CarMax.com and word-of-mouth customer referrals. In addition, traffic was bolstered in October, November and December by cross-shopping from zero-percent financing incentive programs introduced by new-car manufacturers to counteract an industry-wide slowdown in new-car sales. New-car manufacturers returned to more conventional sales and financing incentives in January 2002. Increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles and higher new-car average retail prices also contributed to the sales growth.

In late February 2002, CarMax opened one standard-sized used-car superstore and one satellite used-car superstore. During fiscal 2002, CarMax also relinquished the franchise rights for one stand-alone new-car franchise and one new-car franchise that had been integrated with a used-car superstore and sold one new-car stand-alone franchise and one new-car franchise that had been integrated with a used-car superstore. Although new-car stores that are integrated or co-located with used-car superstores have performed at or above our expectations, the three remaining stand-alone new-car stores are still performing below our expectations. We intend to integrate or co-locate these stores with used-car superstores. We expect this integration or co-location to occur within the next fiscal year for the store located in Orlando, Fla., and we expect to co-locate the two remaining new-car stores, which are in Los Angeles, Calif., with one used-car superstore within the next two fiscal years.

The fiscal 2001 total sales increase reflects a 17 percent increase in the comparable store vehicle dollar sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001. In fiscal 2001, CarMax also added two new-car franchises, integrating them with existing used-car superstores. We believe CarMax's fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased consumer awareness and use of CarMax.com and the exit of CarMax's primary used-car superstore competitor late in fiscal 2000. We believe this competitor's exit from five multi-store markets helped eliminate consumer confusion over the two offers. CarMax's used-car comparable store vehicle dollar and unit sales growth has remained strong in all these CarMax markets since this competitor's exit from the used-car superstore business.

Geographic expansion of CarMax used-car superstores and the addition of new-car franchises generated the total sales growth in the first half of fiscal 2000 and, along with comparable store sales growth for the last two quarters and for the fiscal year, contributed to total sales growth for the full year. During fiscal 2000, we opened two CarMax used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. CarMax also converted one existing store into a satellite operation and relocated one new-car franchise next to a used-car superstore. In the second half of fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets.

RETAIL UNITS

Fiscal	Retail Units at Year-End 2002	2001	2000
Mega superstores [1]	13	13	13
Standard superstores [2]	17	16	16
Prototype satellite superstores	5	4	4
Co-located new-car stores [3]	2	2	2
Stand-alone new-car stores	3	5	5
Total	40	40	40

(1) Formerly "C" and "B" stores; 70,000 to 100,000 square feet.
(2) Formerly "A" stores; 40,000 to 60,000 square feet.
(3) Formerly included as "A" and "C" stores.



NEW-CAR FRANCHISES

Fiscal	New-Car Franchises at Year-End 2002	2001	2000
Integrated/co-located new-car franchises	15	17	15
Stand-alone new-car franchises	3	5	5
Total	18	22	20

CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. Extended warranty revenue, which is reported in total sales, was 1.7 percent of total sales in fiscal 2002, 1.8 percent in fiscal 2001 and 1.6 percent in fiscal 2000. Used cars achieve a higher warranty penetration rate than new cars.

IMPACT OF INFLATION. Inflation has not been a significant contributor to results. For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability.

Cost of Sales

The gross profit margin was 12.6 percent in fiscal 2002, 13.2 percent in fiscal 2001 and 11.9 percent in fiscal 2000. Although we achieved our specific gross profit dollar targets per vehicle, increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles generated the decline in gross profit as a percentage of sales in fiscal 2002. Used-car gross profit dollars are similar across makes and models. Consequently, the gross profit on a higher-priced used car is a lower percentage of the retail selling price than on a more modestly priced car. In fiscal 2001, the increase in used-car sales as a percentage of our total sales mix and strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car industry, contributed to a higher gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 7.9 percent of sales in fiscal 2002, 9.8 percent in fiscal 2001 and 11.3 percent in fiscal 2000. Profits generated by the CarMax finance operation, fees received for arranging customer automobile financing through third parties and interest income are recorded as reductions to selling, general and administrative expenses.

The improvement in the fiscal 2002 expense ratio reflects significant expense leverage generated by strong comparable store sales growth and continued expense management, particularly of non-store expenses, the benefit of which more than offset higher second half expenses related to renewed geographic expansion. In addition, a lower cost of funds increased yield spreads and contributed to higher profits from the finance operation in fiscal 2002. The decline in the fiscal 2001 expense ratio reflects leverage from strong comparable store sales growth, more efficient advertising expenditures and overall improvements in store productivity, including those achieved through the hub-and-satellite operating strategy that we adopted in multi-store markets. Advertising expense was 1.5 percent of sales in fiscal 2002, 1.8 percent in fiscal 2001 and 2.4 percent in fiscal 2000.

In fiscal 2001, the improvement in the expense ratio was partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 9.4 percent. The fiscal 2000 expense ratio reflects $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 11.1 percent.

Interest Expense

Interest expense was 0.2 percent of sales in fiscal 2002 and 0.5 percent in both fiscal 2001 and fiscal 2000. In fiscal 2002, interest expense primarily was incurred on allocated debt used to fund new store growth and working capital, including inventory. In fiscal 2001 and 2000, interest expense primarily was incurred on allocated debt used to fund working capital, including inventory, and franchise acquisitions. The fiscal 2002 decline in the interest expense ratio reflects a reduction in allocated debt levels and lower interest rates. The reduction in allocated debt reflects a decline in total debt of the Company during fiscal 2002. Refer to the "Financing Activities" section below for further information on changes in debt.

Earnings Before Income Taxes

Earnings before income taxes were $146.5 million in fiscal 2002, compared with $73.5 million in fiscal 2001 and $1.8 million in fiscal 2000. Excluding the write-off of goodwill, earnings before income taxes would have been $82.2 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, earnings before income taxes would have been $6.6 million in fiscal 2000.

Income Taxes

The effective income tax rate was 38.0 percent in fiscal 2002, fiscal 2001 and fiscal 2000.

Net Earnings

Net earnings were $90.8 million in fiscal 2002, $45.6 million in fiscal 2001 and $1.1 million in fiscal 2000. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000. Net earnings attributed to the outstanding CarMax Group Common Stock were $28.0 million in fiscal 2002, $11.6 million in fiscal 2001 and $256,000 in fiscal 2000.

In a public offering completed during the second quarter of fiscal 2002, the Company sold 9,516,800 shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. With the impact of the offering, 69.2 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares in fiscal 2002. In fiscal 2001, 74.6 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares, and in fiscal 2000, 77.1 percent of the CarMax Group's earnings were attributed to the Circuit City Group's reserved CarMax Group shares. The net proceeds of $139.5 million from the offering were allocated to the Circuit City Group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores.

Operations Outlook

Over the past two years, CarMax has demonstrated that its consumer offer and business model can produce strong sales and earnings growth. Given its solid financial performance, we believe CarMax is able to support its growth independently.

In fiscal 2003, CarMax's geographic expansion will continue to focus on entries into mid-sized markets and satellite store opportunities in existing markets. We have identified more than 30 additional markets that could support a standard superstore, the principal CarMax store size going forward. We also believe that we can add approximately 10 satellite stores in our existing markets. In fiscal 2003, CarMax plans to open four to six stores, approximately one half of which are expected to be satellite stores.

We believe comparable store used-car unit sales growth, which drives our profitability, will be in the low- to mid-teens in the first half of fiscal 2003, moderating to high-single to low-double digits in the second half. Fiscal 2003 will be a year of transition for CarMax as it ramps up its growth pace. Additional growth-related costs such as training, recruiting and employee relocation for our new stores will moderate earnings growth. In addition, we anticipate a reduction in yield spreads from the CarMax finance operation as interest rates rise above the low levels experienced in fiscal 2002. Our earnings expectations for CarMax also include preliminary estimates of expenses expected to be incurred in the second half of fiscal 2003 if the planned separation is approved. We expect the expense leverage improvement achieved from total and comparable store sales growth to be substantially offset by these three factors. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for the estimated contribution of the CarMax business earnings attributed to the outstanding CarMax Group Common Stock in fiscal 2003.

We plan to open six to eight stores per year in fiscal 2004 through fiscal 2006, including openings in mid-sized markets and satellite stores in existing markets.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of recent accounting pronouncements.

FINANCIAL CONDITION

Liquidity and Capital Resources

CASH FLOW HIGHLIGHTS

(Amounts in millions)	Years Ended February 28 or 29 2002	2001	2000
Net earnings	$ 90.8	$ 45.6	$ 1.1
Depreciation and amortization	$ 16.3	$ 18.1	$ 15.2
Provision for deferred income taxes	$ 3.2	$ 8.8	$ 1.2
Cash used for working capital, net	$ (71.0)	$(63.7)	$(49.0)
Cash provided by (used in) operating activities	$ 42.6	$ 18.0	$(23.6)
Purchases of property and equipment	$ (41.4)	$(10.8)	$(45.4)
Proceeds from sales of property and equipment, net	$ 99.0	$ 15.5	$ 25.3
Net (decrease) increase in allocated short-term and long-term debt	$(103.7)	$(22.2)	$ 68.8

CASH PROVIDED BY OR USED IN OPERATIONS. CarMax generated net cash from operating activities of $42.6 million in fiscal 2002 and $18.0 million in fiscal 2001. Net cash used in operating activities was $23.6 million in fiscal 2000. The fiscal 2002 improvement primarily resulted from a $45.2 million increase in net earnings, partly offset by an increase in accounts receivable, which resulted from increased sales generating increased automobile loans and increased yield spreads from the finance operation. The fiscal 2001 increase reflects a $44.4 million increase in net earnings, partly offset by an increase in working capital.

INVESTING ACTIVITIES. Net cash provided by investing activities was $57.5 million in fiscal 2002 and $3.3 million in fiscal 2001. Net cash used in investing activities was $54.9 million in fiscal 2000. CarMax's capital expenditures were $41.4 million in fiscal 2002, $10.8 million in fiscal 2001 and $45.4 million in fiscal 2000. Fiscal 2002 capital expenditures included spending for the construction of two standard-sized used-car superstores, one of which opened during the first quarter of fiscal 2003, and one satellite used-car superstore. In fiscal 2001, capital expenditures were related to equipment purchases. Fiscal 2000 capital expenditures included spending for the construction of four used-car superstores.

Capital expenditures have been funded primarily through sale-leaseback transactions, allocated short- and long-term debt and internally generated funds. Net proceeds from sales of property and equipment, including sale-leasebacks, totaled $99.0 million in fiscal 2002, $15.5 million in fiscal 2001 and $25.3 million in fiscal 2000. In August 2001, CarMax entered into a sale-leaseback transaction covering nine superstore properties for an aggregate sale price of $102.4 million. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores, Inc. guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options.

In fiscal 2003, we anticipate capital expenditures for the CarMax business of approximately $175 million. Planned expenditures primarily relate to new store construction, including furniture, fixtures and equipment and land purchases, and leasehold improvements to existing properties. CarMax expects to open four to six stores during fiscal 2003, approximately one half of which will be satellite stores, and, assuming the business continues to meet our expectations, 22 to 30 stores over the following four years. We expect the initial cash investment per store to be in the range of $20 million to $27 million for a standard superstore and $10 million to $15 million for a satellite store. If CarMax takes full advantage of building and land sale-leasebacks, then we expect the net cash used to fund a new store will be $8 million to $12 million for a standard superstore and $5 million to $7 million for a satellite superstore. As a new store matures, sales financed through CarMax's finance operation will require additional use of capital in the form of a seller's interest in the receivables or reserves. For a standard used-car superstore, we would expect the cash investment for the seller's interest to range from $0.8 million to $1.5 million at the end of the first year of operation, growing to $2.2 million to $3.4 million after five years of operation.

We expect that proceeds from an anticipated credit agreement secured by vehicle inventory, sale-leaseback transactions and cash generated by operations will be sufficient to fund capital expenditures of the CarMax business for the foreseeable future.

FINANCING ACTIVITIES. Most financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by the Company on a centralized basis. Allocated debt of the CarMax Group consists of (1) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (2) a portion of the Company's debt that is allocated between the Groups. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.

In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction. This note, which is payable in August 2002, was included in short-term debt as of February 28, 2002.

As scheduled, the Company used existing working capital to repay a $130 million term loan in fiscal 2002 and a $175 million term loan in fiscal 2001. At February 28, 2002, a $100 million outstanding term loan due in July 2002 was classified as a current liability. Although the Company has the ability to refinance this debt, we intend to repay it using existing working capital. Payment of corporate pooled debt does not necessarily result in a reduction of the CarMax Group allocated debt.

At February 28, 2002, the Company allocated cash of $3.3 million and debt of $88.4 million to the CarMax Group.

Circuit City Stores maintains a $150 million unsecured revolving credit facility that expires on August 31, 2002. The Company does not anticipate renewing this facility. The Company also maintains $195 million in committed seasonal lines of credit that are renewed annually with various banks. At February 28, 2002, total balances of $1.8 million were outstanding under these facilities.

We anticipate that during the first quarter of fiscal 2003, CarMax will enter into a multi-year, $200 million credit agreement secured by vehicle inventory. We anticipate that some of the proceeds from the agreement will be used for the repayment of allocated debt; the payment on the separation date of a one-time special dividend to Circuit City Stores, Inc., currently estimated to be between $25 million and $35 million; the payment of transaction expenses incurred in connection with the separation; and general corporate purposes. Refer to "Contractual Obligations" for further discussion of the special dividend payment.

Receivables generated by the CarMax finance operation are funded through securitization transactions in which the finance operation sells its receivables while retaining servicing rights. These securitization transactions provide an efficient and economical means of funding automobile loan receivables. For transfers of receivables that qualify as sales under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," we recognize gains and losses as a component of the profits of CarMax's finance operation.

On a monthly basis, CarMax's finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers the receivables to a group of third-party investors. The investors sell commercial paper backed by the transferred receivables, and the proceeds are distributed through the special purpose subsidiary to CarMax's finance operation. The special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax's finance operation continues to service the transferred receivables for a fee. The investors are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through June 27, 2002. We expect that the commitment termination date will be extended. If certain events were to occur, the commitment to acquire additional undivided interests would terminate and the investors would begin to receive monthly principal payments until paid in full. At February 28, 2002, the unused capacity of this program was $211.0 million.

CarMax's finance operation periodically refinances its automobile loan receivables through the public issuance of asset-backed securities. The finance operation sells the receivables to be refinanced to a special purpose subsidiary, which, in turn, transfers the purchased receivables to a securitization trust. The securitization trust then issues asset-backed securities secured by the transferred receivables in public offerings, and the proceeds are distributed through the special purpose subsidiary to CarMax's finance operation. CarMax continues to service the transferred receivables for a fee. Asset-backed securities were issued totaling $644.0 million in October 1999, $655.4 million in January 2001 and $641.7 million in November 2001.

At February 28, 2002, the aggregate principal amount of securitized automobile loan receivables totaled $1.54 billion. At February 28, 2002, there were no provisions providing recourse to the Company for credit losses on the securitized automobile loan receivables. CarMax anticipates that it will be able to expand or enter into new securitization arrangements to meet the future needs of the automobile loan finance operation.

CONTRACTUAL OBLIGATIONS[1]

(Amounts in millions)	Total	1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Allocated contractual obligations:					
Long-term debt	$ 78.6	$ 78.6	$ –	$ –	$ –
Promissory note	8.5	8.5	–	–	–
Operating leases	723.0	43.1	86.7	84.7	508.5
Lines of credit	1.4	1.4	–	–	–
Total	$811.5	$131.6	$86.7	$84.7	$508.5

(1) Amounts are based on the capital structure of Circuit City Stores, Inc. as of February 28, 2002. Future obligations depend upon the final outcome of the proposed separation of CarMax.

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores, Inc. was the original tenant and primary obligor. Circuit City Stores, Inc., and not CarMax, had originally entered into these leases so that CarMax could take advantage of the favorable economic terms available to the Company as a large retailer. The Company has assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, the Company remains contingently liable under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, the Company may be required to make those payments on CarMax's behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores, Inc. on the separation date, assuming the separation is completed. We currently expect this special dividend to be between $25 million and $35 million.

MARKET RISK

Receivables Risk

The Company manages the market risk associated with the automobile installment loan portfolio of CarMax's finance operation. A portion of this portfolio has been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, is not presented on the Group balance sheets.

AUTOMOBILE INSTALLMENT LOAN RECEIVABLES. At February 28, 2002, and February 28, 2001, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Receivables held for investment or sale are financed with working capital. The total principal amount of receivables securitized or held for investment or sale as of February 28, 2002, and February 28, 2001, was as follows:

(Amounts in millions)	2002	2001
Fixed-rate securitizations	$1,122	$ 984
Floating-rate securitizations synthetically altered to fixed	413	299
Floating-rate securitizations	1	1
Held for investment [1]	12	9
Held for sale	2	3
Total	$1,550	$1,296

(1) Held by a bankruptcy-remote special purpose subsidiary.

INTEREST RATE EXPOSURE. Interest rate exposure relating to the securitized automobile loan receivables represents a market risk exposure that we manage with matched funding and interest rate swaps matched to projected payoffs. The market and credit risks associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 11 to the Group financial statements for a description of these items. Market risk is the exposure created by potential fluctuations in interest rates. The Company does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

FORWARD-LOOKING STATEMENTS

Company statements that are not historical facts, including statements about management's expectations for fiscal year 2003 and beyond, are forward-looking statements and involve various risks and uncertainties. Refer to the "Circuit City Stores, Inc. Management's Discussion and Analysis of Results of Operations and Financial Condition" for a review of important factors that could cause actual results to differ materially from estimates or projections contained in our forward-looking statements.

(Amounts in thousands)	Years Ended February 28 or 29					
	2002	%	2001	%	2000	%
NET SALES AND OPERATING REVENUES	$3,201,665	100.0	$2,500,991	100.0	$2,014,984	100.0
Cost of sales	2,797,962	87.4	2,171,232	86.8	1,774,619	88.1
GROSS PROFIT	403,703	12.6	329,759	13.2	240,365	11.9
Selling, general and administrative expenses [NOTES 1 AND 9]	252,289	7.9	244,167	9.8	228,200	11.3
Interest expense [NOTES 1 AND 4]	4,958	0.2	12,110	0.5	10,362	0.5
TOTAL EXPENSES	257,247	8.1	256,277	10.3	238,562	11.8
Earnings before income taxes	146,456	4.5	73,482	2.9	1,803	0.1
Provision for income taxes [NOTES 1 AND 5]	55,654	1.7	27,918	1.1	685	0.0
NET EARNINGS	$ 90,802	2.8	$ 45,564	1.8	$ 1,118	0.1
Net earnings attributed to [NOTE 1]:						
Circuit City Group Common Stock	$ 62,806		$ 34,009		$ 862	
CarMax Group Common Stock	27,996		11,555		256	
	$ 90,802		$ 45,564		$ 1,118	

See accompanying notes to Group financial statements.

CARMAX GROUP BALANCE SHEETS

(Amounts in thousands)	At February 28 2002	2001
ASSETS		
CURRENT ASSETS:		
Cash [NOTE 2]	$ 3,286	$ 8,802
Net accounts receivable [NOTE 10]	173,268	134,662
Inventory	399,084	347,137
Prepaid expenses and other current assets	2,065	2,306
TOTAL CURRENT ASSETS	577,703	492,907
Property and equipment, net [NOTES 3 AND 4]	120,976	192,158
Other assets	21,543	25,888
TOTAL ASSETS	$720,222	$710,953
LIABILITIES AND GROUP EQUITY		
CURRENT LIABILITIES:		
Current installments of allocated long-term debt [NOTES 1 AND 4]	$ 78,608	$108,151
Accounts payable	87,160	82,483
Allocated short-term debt [NOTES 1 AND 4]	9,840	987
Accrued expenses and other current liabilities	25,775	16,154
Deferred income taxes [NOTES 1 AND 5]	22,009	18,162
TOTAL CURRENT LIABILITIES	223,392	225,937
Allocated long-term debt, excluding current installments [NOTES 1 AND 4]	–	83,057
Deferred revenue and other liabilities	8,416	6,836
Deferred income taxes [NOTES 1 AND 5]	2,935	3,620
TOTAL LIABILITIES	234,743	319,450
GROUP EQUITY	485,479	391,503
Commitments and contingent liabilities [NOTES 1, 7, 8 AND 12]		
TOTAL LIABILITIES AND GROUP EQUITY	$720,222	$710,953

See accompanying notes to Group financial statements.

CARMAX GROUP

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
OPERATING ACTIVITIES:			
Net earnings	$ 90,802	$ 45,564	$ 1,118
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	16,340	18,116	15,241
Unearned compensation amortization of restricted stock	100	154	447
Write-down of assets and lease termination costs [NOTE 9]	–	8,677	4,755
Loss (gain) on disposition of property and equipment	–	415	(820)
Provision for deferred income taxes	3,162	8,758	1,225
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Increase in net accounts receivable	(38,606)	(5,409)	(31,889)
Increase in inventory	(51,947)	(62,745)	(39,909)
Decrease (increase) in prepaid expenses and other current assets	241	538	(2,224)
Decrease in other assets	1,639	424	1,255
Increase in accounts payable, accrued expenses and other current liabilities	19,330	3,881	25,016
Increase (decrease) in deferred revenue and other liabilities	1,580	(413)	2,234
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	42,641	17,960	(23,551)
INVESTING ACTIVITIES:			
Cash used in business acquisitions	–	(1,325)	(34,849)
Purchases of property and equipment	(41,417)	(10,834)	(45,395)
Proceeds from sales of property and equipment, net	98,965	15,506	25,340
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	57,548	3,347	(54,904)
FINANCING ACTIVITIES:			
Increase (decrease) in allocated short-term debt, net	8,853	(565)	(3,053)
(Decrease) increase in allocated long-term debt, net	(112,600)	(21,658)	71,896
Equity issuances, net	(1,958)	(263)	1,914
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(105,705)	(22,486)	70,757
Decrease in cash and cash equivalents	(5,516)	(1,179)	(7,698)
Cash and cash equivalents at beginning of year	8,802	9,981	17,679
Cash and cash equivalents at end of year	$ 3,286	$ 8,802	$ 9,981

See accompanying notes to Group financial statements.

CARMAX GROUP STATEMENTS OF GROUP EQUITY

(Amounts in thousands)

BALANCE AT MARCH 1, 1999	$340,415
Net earnings	1,118
Equity issuances, net	3,456
BALANCE AT FEBRUARY 29, 2000	344,989
Net earnings	45,564
Equity issuances, net	950
BALANCE AT FEBRUARY 28, 2001	391,503
Net earnings	90,802
Equity issuances, net	3,174
BALANCE AT FEBRUARY 28, 2002	$485,479

See accompanying notes to Group financial statements.


CARMAX GROUP

1. BASIS OF PRESENTATION

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company's two businesses. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

During the second quarter of fiscal 2002, Circuit City Stores completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The net proceeds of $139.5 million from the offering were allocated to the Circuit City Group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1 percent of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6 percent at February 28, 2001; and 74.7 percent at February 29, 2000. The terms of each series of common stock are discussed in detail in the Company's Form 8-A registration statement on file with the Securities and Exchange Commission.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem the outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of CarMax Group Common Stock redeemed by the Company. Management anticipates that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer, subject to shareholder approval and final approval from the board of directors.

Notwithstanding the attribution of the Company's assets and liabilities, including contingent liabilities, and stockholders' equity between the CarMax Group and the Circuit City Group for the purposes of preparing the financial statements, holders of CarMax Group Common Stock and holders of Circuit City Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. Neither shares of CarMax Group Common Stock nor shares of Circuit City Group Common Stock represent a direct equity or legal interest solely in the assets and liabilities allocated to a particular Group. Instead, those shares represent direct equity and legal interests in the assets and liabilities of the Company. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group, and dividends or distributions on, or repurchases of, CarMax Group Common Stock or Circuit City Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the CarMax Group financial statements included herein should be read in conjunction with the Company's consolidated financial statements, the Circuit City Group financial statements and the Company's SEC filings.

The CarMax Group financial statements reflect the application of the management and allocation policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:

(A) FINANCIAL ACTIVITIES: Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of the CarMax Group consists of (i) Company cash equivalents, if any, that have been allocated in their entirety to the CarMax Group and (ii) a portion of the Company's cash equivalents, if any, that are allocated between the Groups. Allocated debt of the CarMax Group consists of (i) Company debt, if any, that has been allocated in its entirety to the CarMax Group and (ii) a portion of the Company's pooled debt, which is debt allocated between the Groups. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.

(B) CORPORATE GENERAL AND ADMINISTRATIVE COSTS: Corporate general and administrative costs and other shared services generally have been allocated to the CarMax Group based upon utilization of such services by the Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to the Group. Costs allocated to the CarMax Group totaled approximately $3.2 million for fiscal 2002, $4.0 million for fiscal 2001 and $5.6 million for fiscal 2000.

(C) INCOME TAXES: The CarMax Group is included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in each Group's financial statements in accordance with the Company's tax allocation policy for the Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits. As a result, the allocated Group amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if the Groups had filed separate tax returns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) SECURITIZATIONS: CarMax enters into securitization transactions, which allow for the sale of automobile loan receivables to qualified special purpose entities, which, in turn, issue asset-backed securities to third-party investors. On April 1, 2001, CarMax adopted Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaced SFAS No. 125 and applies prospectively to all securitization transactions occurring after March 31, 2001. Adoption of SFAS No. 140 did not have a material impact on the financial position, results of operations or cash flows of the Group. Transfers of financial assets that qualify as sales under SFAS No. 140 are accounted for as off-balance sheet securitizations. CarMax may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are carried at fair value as determined by the present value of expected future cash flows using management's projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. The changes in fair value of retained interests are included in earnings. Retained interests are included in net accounts receivable on the Group balance sheets.

(B) FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of CarMax's cash, automobile loan and other receivables, accounts payable, short-term borrowings and long-term debt approximates fair value. CarMax's retained interests in securitized receivables and derivative financial instruments are recorded on the Group balance sheets at fair value.

(C) INVENTORY: Inventory is comprised primarily of vehicles held for sale or for reconditioning and is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in inventory.

(D) PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives.

(E) COMPUTER SOFTWARE COSTS: External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(F) IMPAIRMENT OF LONG-LIVED ASSETS: CarMax reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value.

(G) STORE OPENING EXPENSES: Costs relating to store openings, including organization and pre-opening costs, are expensed as incurred.

(H) INCOME TAXES: Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(I) REVENUE RECOGNITION: CarMax recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. CarMax sells extended warranties on behalf of unrelated third parties. These warranties usually have terms of coverage from 12 to 72 months. Because third parties are the primary obligors under these warranties, commission revenue is recognized at the time of sale, net of a provision for estimated customer returns of the warranties.

(J) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Profits generated by the finance operation, fees received for arranging customer automobile financing through third parties and interest income are recorded as reductions to selling, general and administrative expenses.

(K) ADVERTISING EXPENSES: All advertising costs are expensed as incurred.

(L) STOCK-BASED COMPENSATION: CarMax accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees," and provides the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation."

(M) DERIVATIVE FINANCIAL INSTRUMENTS: On behalf of CarMax and in connection with securitization activities, the Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on March 1, 2001. SFAS No. 133 requires the Company to recognize all derivative instruments as either assets or liabilities on the balance sheets at fair value. The adoption of SFAS No. 133 did not have a material impact on the financial position, results of operations or cash flows of the Group. The changes in fair value of derivative instruments are included in earnings.

(N) RISKS AND UNCERTAINTIES: CarMax is a used- and new-car retail business. The diversity of CarMax's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of CarMax's limited overall size, management cannot assure that unanticipated events will not have a negative impact on CarMax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(O) RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to classifications adopted in fiscal 2002.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Land and buildings (20 to 25 years)	$ 3,442	$101,382
Land held for sale	8,762	27,971
Land held for development	8,021	4,285
Construction in progress	64,122	14,324
Furniture, fixtures and equipment (3 to 8 years)	69,435	64,866
Leasehold improvements (10 to 15 years)	17,281	21,196
	171,063	234,024
Less accumulated depreciation and amortization	50,087	41,866
Property and equipment, net	$120,976	$192,158

Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

4. DEBT

Long-term debt of the Company at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Term loans	$100,000	$230,000
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 3.1% to 6.7%	3,717	4,400
Obligations under capital leases	11,594	12,049
Note payable	826	2,076
Total long-term debt	116,137	248,525
Less current installments	102,073	132,388
Long-term debt, excluding current installments	$ 14,064	$116,137
Portion of long-term debt, excluding current installments, allocated to the CarMax Group	$ –	$ 83,057
Portion of current installments of long-term debt allocated to the CarMax Group	$ 78,608	$108,151

In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a six-year, $100,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40 percent. At February 28, 2002, the interest rate on the term loan was 2.25 percent. This term loan is due in July 2002 and was classified as a current liability at February 28, 2002. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal was due in full at maturity with interest payable periodically at LIBOR plus 0.35 percent. As scheduled, the Company used existing working capital to repay this term loan in June 2001.

The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18 percent per annum. The agreement was entered into as of August 31, 1996, and expires on August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2002 or 2001, and the Company does not plan to renew this agreement.

In November 1998, CarMax entered into a four-year, $5,000,000 unsecured promissory note. A portion of the principal amount is due annually with interest payable periodically at 8.25 percent. The outstanding balance at February 28, 2002, was $826,000 and was included in current installments of long-term debt.

In December 2001, CarMax entered into an $8,450,000 secured promissory note in conjunction with the purchase of land for new store construction. This note is due in August 2002 and was classified as short-term debt at February 28, 2002.

The scheduled aggregate annual principal payments on the Company's long-term obligations for the next five fiscal years are as follows: 2003 – $102,073,000; 2004 – $1,410,000; 2005 – $2,521,000; 2006 – $1,083,000; 2007– $1,010,000.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2002 and 2001.

Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Other information regarding short-term financing and committed lines of credit is as follows:

(Amounts in thousands)	Years Ended February 28 2002	2001
Average short-term financing outstanding	$ 2,256	$ 56,065
Maximum short-term financing outstanding	$ 6,594	$363,199
Aggregate committed lines of credit	$195,000	$360,000

The weighted average interest rate on the outstanding short-term debt was 4.4 percent during fiscal 2002, 6.8 percent during fiscal 2001 and 5.6 percent during fiscal 2000.

Interest expense allocated by the Company to CarMax, excluding interest capitalized, was $4,958,000 in fiscal 2002, $12,110,000 in fiscal 2001 and $10,362,000 in fiscal 2000. CarMax capitalizes interest in connection with the construction of certain facilities. Capitalized interest totaled $530,000 in fiscal 2002. No interest was capitalized in fiscal 2001. Capitalized interest totaled $1,254,000 in fiscal 2000.

5. INCOME TAXES

The components of the provision for income taxes on net earnings are as follows:

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
Current:			
Federal	$47,389	$16,986	$(1,395)
State	5,103	2,174	855
	52,492	19,160	(540)
Deferred:			
Federal	3,067	8,494	1,190
State	95	264	35
	3,162	8,758	1,225
Provision for income taxes	$55,654	$27,918	$ 685

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29 2002	2001	2000
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3	3	3
Effective income tax rate	38%	38%	38%

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 are as follows:

(Amounts in thousands)	2002	2001
Deferred tax assets:		
Accrued expenses	$ 6,719	$ 5,173
Other	187	235
Total gross deferred tax assets	6,906	5,408
Deferred tax liabilities:		
Depreciation and amortization	3,615	3,850
Securitized receivables	22,593	15,262
Inventory	4,257	6,449
Prepaid expenses	1,385	1,629
Total gross deferred tax liabilities	31,850	27,190
Net deferred tax liability	$24,944	$21,782

Based on CarMax's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

6. COMMON STOCK AND STOCK-BASED INCENTIVE PLANS

(A) VOTING RIGHTS: The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a


CARMAX GROUP

separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(B) SHAREHOLDER RIGHTS PLAN: In conjunction with the Company's Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each CarMax Group right would entitle the holder to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share, subject to adjustment. A total of 500,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company's common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding and an additional 500,000 shares of preferred stock designated as Series E, which are related to similar rights held by Circuit City Group shareholders.

(C) RESTRICTED STOCK: The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to four years from the date of grant. Total restricted stock awards of 2,100 shares of CarMax Group Common Stock were granted to eligible employees in fiscal 2002. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of Group equity. Unearned compensation is expensed over the restriction periods. In fiscal 2002, a total of $99,700 was charged to operations ($153,500 in fiscal 2001 and $447,200 in fiscal 2000). As of February 28, 2002, 27,100 restricted shares of CarMax Group Common Stock were outstanding.

(D) STOCK INCENTIVE PLANS: Under the Company's stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to 10 years from the date of grant. The Company has authorized 9,750,000 shares of CarMax Group Common Stock to be issued as either options or restricted stock grants. Shares of CarMax Group Common Stock available for issuance of options or restricted stock grants totaled 1,150,779 at February 28, 2002, and 2,615,227 at February 28, 2001.

(E) EMPLOYEE STOCK PURCHASE PLAN: The Company has employee stock purchase plans for all employees meeting certain eligibility criteria. Under the CarMax Group plan, eligible employees may, subject to certain limitations, purchase shares of CarMax Group Common Stock. For each $1.00 contributed by employees under the plan, the Company matches $0.15. Purchases are limited to 10 percent of an employee's eligible compensation, up to a maximum of $7,500 per year. The Company has authorized 2,000,000 shares of CarMax Group Common Stock for purchase under the plan. At February 28, 2002, a total of 397,717 shares remained available under the CarMax Group plan. During fiscal 2002, 183,902 shares were issued to or purchased on the open market on behalf of employees (477,094 in fiscal 2001 and 580,000 in fiscal 2000). The average price per share purchased under the plan was $17.13 in fiscal 2002, $4.18 in fiscal 2001 and $3.68 in fiscal 2000. The Company match for the CarMax Group totaled $384,800 in fiscal 2002, $247,000 in fiscal 2001 and $221,500 in fiscal 2000.

(F) 401(K) PLAN: Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15 percent of their salaries, and the Company matches a portion of those employee contributions. The Company's expense for this plan for CarMax associates was $885,000 in fiscal 2002, $686,000 in fiscal 2001 and $317,000 in fiscal 2000.

TABLE 1	2002		2001		2000	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,107	$3.16	3,324	$3.87	4,380	$1.77
Granted	1,659	4.94	1,281	1.70	1,132	5.89
Exercised	(1,941)	1.32	(56)	0.22	(2,027)	0.22
Cancelled	(194)	5.95	(442)	4.67	(161)	6.94
Outstanding at end of year	3,631	$4.81	4,107	$3.16	3,324	$3.87
Options exercisable at end of year	821	$6.85	1,943	$2.94	1,203	$2.54

TABLE 2	Options Outstanding			Options Exercisable	
(Shares in thousands) Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.63	962	5.0	$ 1.63	193	$ 1.63
3.22 to 4.89	1,648	5.9	4.82	25	3.66
6.06 to 9.06	794	4.2	6.37	387	6.51
9.19 to 14.00	141	2.9	11.09	136	11.02
15.00 to 22.47	86	2.5	15.42	80	15.08
Total	3,631	5.1	$ 4.81	821	$ 6.85

The CarMax Group's stock option activity is summarized in Table 1 above. Table 2 above summarizes information about stock options outstanding as of February 28, 2002.

CarMax applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings attributed to the CarMax Group would have changed to the pro forma amounts indicated in the following table. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options' vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2002 may not be representative of the pro forma effects on net earnings for future years.

(Amounts in thousands)	Years Ended February 28 or 29 2002	2001	2000
Net earnings:			
As reported	$27,996	$11,555	$256
Pro forma	$27,522	$11,345	$ 75

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	2002	2001	2000
Expected dividend yield	–	–	–
Expected stock volatility	79%	71%	62%
Risk-free interest rates	5%	7%	6%
Expected lives (in years)	4	4	4

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the CarMax Group was $3 per share in fiscal 2002, $1 per share in fiscal 2001 and $3 per share in fiscal 2000.


CARMAX GROUP

7. PENSION PLANS

The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2002 and 2001. Eligible employees of CarMax participate in the Company's plan. Pension costs for these employees have been allocated to CarMax based on its proportionate share of the projected benefit obligation. Company contributions allocated to the CarMax Group were $1,304,000 in fiscal 2002, $1,630,000 in fiscal 2001 and $625,000 in fiscal 2000.

The following tables set forth the CarMax Group's share of the pension plan's financial status and amounts recognized in the balance sheets as of February 28:

(Amounts in thousands)	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 7,837	$ 4,443
Service cost	2,549	1,525
Interest cost	588	355
Actuarial loss	4,002	1,514
Benefits paid	(108)	–
Benefit obligation at end of year	$14,868	$ 7,837
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 4,074	$ 2,715
Actual return on plan assets	(262)	(271)
Employer contributions	1,304	1,630
Benefits paid	(108)	–
Fair value of plan assets at end of year	$ 5,008	$ 4,074
Reconciliation of funded status:		
Funded status	$ (9,860)	$(3,763)
Unrecognized actuarial loss	7,524	3,039
Unrecognized transitional asset	–	(3)
Unrecognized prior service benefit	(2)	(4)
Net amount recognized	$ (2,338)	$ (731)

The components of net pension expense were as follows:

	Years Ended February 28 or 29		
(Amounts in thousands)	2002	2001	2000
Service cost	$2,549	$1,525	$1,250
Interest cost	588	355	173
Expected return on plan assets	(424)	(283)	(159)
Amortization of prior service cost	(2)	(2)	(2)
Amortization of transitional asset	(3)	(3)	(3)
Recognized actuarial loss	203	91	77
Net pension expense	$2,911	$1,683	$1,336

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28 or 29		
	2002	2001	2000
Weighted average discount rate	7.25%	7.50%	8.00%
Rate of increase in compensation levels	7.00%	6.00%	6.00%
Expected rate of return on plan assets	9.00%	9.00%	9.00%

The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company's pension plan. The projected benefit obligation under this plan and allocated to the CarMax Group was $1.6 million at February 28, 2002, and $600,000 at February 28, 2001.

8. LEASE COMMITMENTS

CarMax conducts a substantial portion of its business in leased premises. CarMax's lease obligations are based upon contractual minimum rates. Rental expense for all operating leases was $41,362,000 in fiscal 2002, $36,057,000 in fiscal 2001 and $34,706,000 in fiscal 2000. Most leases provide that CarMax pay taxes, maintenance, insurance and operating expenses applicable to the premises.

The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of 10 to 20 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by CarMax, as of February 28, 2002, were:

(Amounts in thousands) Fiscal	Operating Lease Commitments
2003	$ 43,077
2004	43,364
2005	43,332
2006	42,737
2007	41,991
After 2007	508,516
Total minimum lease payments	$723,017

In August 2001, CarMax entered into a sale-leaseback transaction with unrelated parties covering nine superstore properties. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores, Inc. guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options. In conjunction with this sale-leaseback transaction, CarMax must meet financial covenants relating to minimum tangible net worth and minimum coverage of rent expense. CarMax was in compliance with all such covenants at February 28, 2002. The aggregate selling price of sale-leaseback transactions was $102,388,000 in fiscal 2002 and $12,500,000 in fiscal 2000. In fiscal 2001, the Company did not enter into any sale-leaseback transactions. Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. Neither the Company nor CarMax has continuing involvement under sale-leaseback transactions.

9. SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

(A) ADVERTISING EXPENSE: Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $47,255,000 (1.5 percent of net sales and operating revenues) in fiscal 2002, $44,912,000 (1.8 percent of net sales and operating revenues) in fiscal 2001 and $48,637,000 (2.4 percent of net sales and operating revenues) in fiscal 2000.

(B) WRITE-DOWN OF ASSETS AND LEASE TERMINATION COSTS: In the fourth quarter of fiscal 2001, CarMax recorded $8.7 million for the write-off of goodwill associated with two underperforming stand-alone new-car franchises. In the fourth quarter of fiscal 2000, CarMax recorded $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. The loss related to operating leases was calculated based on expected lease termination costs and costs associated with subleasing the property.

10. SECURITIZATIONS

CarMax has asset securitization programs to finance the automobile loan receivables generated by its finance operation. CarMax's finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers those receivables to a group of third-party investors. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of the finance operation's profits, which are recorded as reductions to selling, general and administrative expenses. A special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax's finance operation continues to service securitized receivables for a fee. CarMax's finance operation refinanced $641.7 million of automobile loan receivables through the public issuance of asset-backed securities in fiscal 2002 and $655.4 million in fiscal 2001. The automobile loan securitization agreements do not provide for recourse to the Company for credit losses on the securitized receivables. Under certain of these securitization programs, CarMax must meet financial covenants relating to minimum tangible net worth, minimum delinquency rates and minimum coverage of rent and interest expense. CarMax was in compliance with these covenants at February 28, 2002 and 2001.

At February 28, 2002, the total principal amount of automobile loan receivables managed was $1.55 billion. Of that total, the principal amount of automobile loan receivables securitized was $1.54 billion and the principal amount of automobile loan receivables held for sale or investment was $13.9 million. At February 28, 2002, the unused capacity of the automobile loan variable funding program was $211.0 million. The aggregate principal amount of automobile loans that were 31 days or more delinquent was $22.3 million at February 28, 2002. The principal amount of losses net of recoveries totaled $13.2 million for the year ended February 28, 2002, and $7.2 million for the year ended February 28, 2001.

CarMax receives annual servicing fees approximating 1 percent of the outstanding principal balance of the securitized automobile loan receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

(Amounts in thousands)	Years Ended February 28 2002	2001
Proceeds from new securitizations	$752,516	$619,525
Proceeds from collections reinvested in previous automobile loan securitizations	$452,329	$313,827
Servicing fees received	$ 13,787	$ 10,474
Other cash flows received on retained interests*	$ 68,153	$ 39,265

**This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.*

When determining the fair value of retained interests, CarMax estimates future cash flows using management's projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from securitized automobile loan receivables that exceeds the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value; amounted to $74.3 million at February 28, 2002, and $42.0 million at February 28, 2001; and is included in net accounts receivable. Gains of $56.4 million on sales of automobile loan receivables were recorded in fiscal 2002; gains of $35.4 million on sales of automobile loan receivables were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2002, was $109.0 million, with a weighted-average life of 1.6 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in thousands)	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Prepayment speed	1.5%–1.6%	$3,646	$7,354
Default rate	1.0%–1.2%	$2,074	$4,148
Discount rate	12.0%	$1,464	$2,896

11. FINANCIAL DERIVATIVES

On behalf of CarMax, the Company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. The Company entered into twelve 40-month amortizing interest rate swaps with notional amounts totaling approximately $854.0 million in fiscal 2002, nine 40-month amortizing swaps with notional amounts totaling approximately $735.0 million in fiscal 2001 and four 40-month amortizing swaps with notional amounts totaling approximately $344.0 million in fiscal 2000. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $413.3 million at February 28, 2002, and $299.3 million at February 28, 2001. At February 28, 2002, the fair value of these swaps totaled a net liability of $841,000 and were included in accounts payable.

The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates. The Company does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

12. CONTINGENT LIABILITIES

In the normal course of business, CarMax is involved in various legal proceedings. Based upon CarMax's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the CarMax Group's financial position, liquidity or results of operations.

13. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," effective for business combinations initiated after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. For the CarMax Group, goodwill totaled $20.1 million and covenants not to compete totaled $1.5 million as of February 28, 2002. In fiscal 2002, goodwill amortization was $1.8 million and amortization of covenants not to compete was $931,000. Covenants not to compete will continue to be amortized on a straight-line basis over the life of the covenant, not to exceed five years. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of the Group. During fiscal 2003, the Company will perform the first of the required impairment tests of goodwill, as outlined in the new pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, the Company does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, "Accounting For Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions in the first quarter of fiscal 2003. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position, results of operations or cash flows.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts in thousands)	First Quarter 2002	First Quarter 2001	Second Quarter 2002	Second Quarter 2001	Third Quarter 2002	Third Quarter 2001	Fourth Quarter 2002	Fourth Quarter 2001	Year 2002	Year 2001
Net sales and operating revenues	$796,820	$625,741	$851,363	$673,561	$774,324	$561,693	$779,158	$639,996	$3,201,665	$2,500,991
Gross profit	$103,960	$ 85,462	$108,526	$ 90,549	$ 91,026	$ 71,679	$100,191	$ 82,069	$ 403,703	$ 329,759
Net earnings	$ 26,572	$ 13,944	$ 27,391	$ 16,271	$ 18,443	$ 7,568	$ 18,396	$ 7,781	$ 90,802	$ 45,564
Net earnings attributed to CarMax Group Common Stock	$ 6,832	$ 3,535	$ 8,028	$ 4,126	$ 6,554	$ 1,920	$ 6,582	$ 1,974	$ 27,996	$ 11,555

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying balance sheets of the CarMax Group (as defined in Note 1) as of February 28, 2002 and 2001, and the related statements of earnings, group equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2002. These financial statements are the responsibility of Circuit City Stores, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully discussed in Note 1, the financial statements of the CarMax Group should be read in conjunction with the consolidated financial statements of Circuit City Stores, Inc. and subsidiaries and the financial statements of the Circuit City Group.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the CarMax Group as of February 28, 2002 and 2001, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Richmond, Virginia
April 2, 2002


CARMAX GROUP

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

The consolidated financial statements of Circuit City Stores, Inc. and subsidiaries, as well as the financial statements of the Circuit City Group and the CarMax Group, have been prepared under the direction of management, which is responsible for their integrity and objectivity. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, except for the Circuit City Group, which has accounted for its interest in the CarMax Group in a manner similar to the equity method of accounting. Accounting principles generally accepted in the United States of America, require that the CarMax Group be consolidated with the Circuit City Group. However, management feels the manner in which the Circuit City Group is presented more clearly indicates the performance of the Circuit City business. The financial statements include amounts that are the best estimates and judgments of management with consideration given to materiality.

Management is responsible for maintaining an internal control structure designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that the Company's established policies and procedures are carefully followed. Because of inherent limitations in any system, there can be no absolute assurance that errors or irregularities will not occur. Nevertheless, management believes that the internal control structure provides reasonable assurance that assets are safeguarded and that financial information is objective and reliable.

The Company's and the Groups' financial statements have been audited by KPMG LLP, independent auditors. Their Independent Auditors' Reports, which are based on audits made in accordance with auditing standards generally accepted in the United States of America, express opinions as to the fair presentation of the financial statements in conformity with accounting principles generally accepted in the United States of America. In performing their audits, KPMG LLP considers the Company's internal control structure to the extent it deems necessary in order to issue its opinions on the Company's and the Groups' financial statements.

The audit committee of the board of directors is composed solely of outside directors. The committee meets periodically with management, the internal auditors and the independent auditors to assure each is properly discharging its responsibilities. KPMG LLP and the internal auditors have full and free access to meet privately with the audit committee to discuss accounting controls, audit findings and financial reporting matters.



W. Alan McCollough
President and Chief Executive Officer



Michael T. Chalifoux
Executive Vice President, Chief Financial Officer
and Corporate Secretary
April 2, 2002

CIRCUIT CITY OFFICERS

W. Alan McCollough
President and
Chief Executive Officer

Michael T. Chalifoux
Executive Vice President
Chief Financial Officer
and Corporate Secretary

John W. Froman
Executive Vice President
Chief Operating Officer

Kim D. Maguire
Executive Vice President
Merchandising

Ann-Marie Austin-Stephens
Senior Vice President
Store Innovation and Development

Dennis J. Bowman
Senior Vice President and
Chief Information Officer

W. Stephen Cannon
Senior Vice President and
General Counsel

Fiona P. Dias
Senior Vice President
Marketing

Philip J. Dunn
Senior Vice President
Treasurer and Controller

Gary M. Mierenfeld
Senior Vice President
Distribution and National Service

Jeffrey S. Wells
Senior Vice President
Human Resources and Training

George D. Clark Jr.
Vice President and
Eastern Division President

Carl C. Liebert III
Vice President and
Central Division President

Mario Ramirez
Vice President and
Western Division President

Mark A. Arensmeyer
Vice President
Eastern Division Human Resources

Edward J. Brett
Vice President
Store Innovation and Development

David W. Cecil
Vice President
Merchandising

Joseph T. Cipolla
Vice President
Management Information Systems

Miles M. Circo
Vice President and
Chief Technical Officer

Ann M. Collier
Vice President
Financial and Public Relations

William C. Denney
Vice President
General Merchandise Manager

Douglas R. Drews
Vice President
Distribution

Ajay Kumar
Vice President
Supply Chain Development

Neal N. Lappe
Vice President
Product Service

Jerry L. Lawson
Vice President
Eastern Division

Justin W. Lewis
Vice President
Marketing

R. Bruce Lucas
Vice President
Construction and Real Estate

William E. McCorey
Vice President
Management Information Systems

Richard W. Souder Jr.
Vice President
General Merchandise Manager

Paul D. Swenson
Vice President
Warranty Administration

James H. Wimmer
Vice President
Store Services

Blaine Altaffer
Assistant Vice President
Merchandising

Lisa J. Baldyga
Assistant Treasurer

L. Dan Barzel
Assistant Vice President
Merchandising

Daniel M. Benning
Assistant Vice President
Eastern Division

Jay W. Bertagnoli
Assistant Vice President
Merchandising

George T. Crowell III
Assistant Vice President
Eastern Division

Sean K. Easter
Assistant Vice President
Construction

Victor M. Engesser
Assistant Vice President
Merchandising

Linda N. English
Assistant Vice President
Assistant Controller

Carol K. Fuller
Assistant Vice President
Marketing

Stanley L. Heller
Assistant Vice President
Real Estate

Henry Hewitt
Assistant Vice President
Merchandising

Eric A. Jonas Jr.
Assistant Vice President
Corporate Human Resource Services

Linda L. Lubecki
Assistant Vice President
Merchandising

Michael J. Lynch
Assistant Vice President
Merchandising

Jeffrey A. McDonald
Assistant Vice President
Tax Accounting

Janice A. McNee
Assistant Vice President
Marketing

Douglas T. Moore
Assistant Vice President
Merchandising

John D. Nelms
Assistant Vice President
Management Information Systems

Mark E. Oliver
Assistant Vice President
Central Division Human Resources

Joseph E. Oren
Assistant Vice President
Management Information Systems

Kent E. Richardson
Assistant Vice President
Construction

Andrew P. Shulklapper
Assistant Vice President
Merchandising

Judith L. Simon
Assistant Vice President
Merchandising

Frank X. Smalara
Assistant Vice President
Management Information Systems

David M. Urquidi
Assistant Vice President
Western Division

Robert T. Walker
Assistant Vice President
Central Division

Michael J. White
Assistant Vice President
Eastern Division

CARMAX OFFICERS

W. Austin Ligon
President

Keith D. Browning
Executive Vice President and
Chief Financial Officer

Thomas J. Folliard
Executive Vice President
Store Operations

Michael K. Dolan
Senior Vice President and
Chief Information Officer

Joseph S. Kunkel
Senior Vice President
Marketing and Strategy

Edwin J. Hill
Vice President
Service Operations

Kim D. Orcutt
Vice President and
Controller

Scott A. Rivas
Vice President
Human Resources

Angela C. Schwarz
Vice President
CarMax Auto Finance

Fred S. Wilson
Vice President
Store Administration

William C. Wood Jr.
Vice President
Merchandising

David D. Banks
Assistant Vice President
Management Information Systems

Laura R. Donahue
Assistant Vice President
Advertising

Randall J. Harden
Assistant Vice President
Marketing

Barbara B. Harvill
Assistant Vice President
Management Information Systems

Robert W. Mitchell
Assistant Vice President
Consumer Finance

K. Douglass Moyers
Assistant Vice President
Real Estate

Richard M. Smith
Assistant Vice President
Management Information Systems

COMPANY OFFICERS



We're with you.

THE CIRCUIT CITY EXECUTIVE COMMITTEE:

Seated, left to right: John Froman, Ann-Marie Austin-Stephens, Mario Ramirez

Standing, left to right: Kim Maguire, Phil Dunn, Carl Liebert, Danny Clark, Steve Cannon, Mike Chalifoux, Gary Mierenfeld, Dennis Bowman, Fiona Dias, Jeff Wells, Alan McCollough



THE CARMAX EXECUTIVE COMMITTEE:

Left to right: Mike Dolan, Austin Ligon, Scott Rivas, Keith Browning, Angie Schwarz, Cliff Wood, Kim Orcutt, Tom Folliard, Fred Wilson, Ed Hill, Joe Kunkel

BOARD OF DIRECTORS

Richard L. Sharp
Chairman

W. Alan McCollough (1)
President and Chief Executive Officer

Carolyn H. Byrd (2,5)
Chairman and Chief Executive Officer,
GlobalTech Financial, LLC,
a financial services company;
Atlanta, Georgia

Michael T. Chalifoux (1)
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

Richard N. Cooper (2,5)
Professor of Economics,
Harvard University;
Boston, Massachusetts

Barbara S. Feigin (2,3)
Consultant;
Retired, Executive Vice President,
Worldwide Director of Strategic Services,
Grey Advertising, Inc.;
New York, New York

James F. Hardymon (3,4)
Retired, Chairman and
Chief Executive Officer,
Textron, Inc.,
a global, multi-industry company;
Providence, Rhode Island

Robert S. Jepson Jr. (3,4)
Chairman and Chief Executive Officer,
Jepson Associates, Inc.,
a private investment company;
Chairman and Chief Executive Officer,
Jepson Vineyards, Ltd.;
Savannah, Georgia

Major General Hugh G. Robinson (Ret.), P.E. (2,4)
Chairman and Chief Executive Officer,
The Tetra Group,
a consulting firm;
Dallas, Texas

Paula G. Rosput (3,5)
Chairman, President and
Chief Executive Officer,
AGL Resources, Inc.,
an energy resource company;
Atlanta, Georgia

Mikael Salovaara (2,5)
Partner,
Greycliff Partners,
a merchant banking firm;
Morristown, New Jersey

John W. Snow (3,4)
Chairman, President and
Chief Executive Officer,
CSX Corporation,
a transportation company;
Richmond, Virginia

Carolyn Y. Woo (4,5)
Dean of the Mendoza College of Business,
University of Notre Dame;
Notre Dame, Indiana

(1) Executive Committee Member
(2) Audit Committee Member
(3) Compensation and Personnel Committee Member
(4) Nominating and Governance Committee Member
(5) Pension Investment Committee Member

SHAREHOLDER INFORMATION

CORPORATE OFFICES
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233-1464
(804) 527-4000

CarMax
4900 Cox Road
Glen Allen, Virginia 23060-6295
(804) 747-0422

WEB SITES
www.CircuitCity.com
www.CarMax.com

INVESTOR INFORMATION WEB SITES
http://investor.CircuitCity.com
http://investor.CarMax.com

STOCK INFORMATION
Listed on the New York Stock Exchange
Circuit City Group NYSE symbol: CC
CarMax Group NYSE symbol: KMX

There were approximately 8,400 Circuit City Group and 400 CarMax Group shareholders of record at February 28, 2002.

CERTIFIED PUBLIC ACCOUNTANTS
KPMG LLP
Richmond, Virginia

TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota
(800) 468-9716
www.wellsfargo.com/com/shareowner_services

RIGHTS AGENT
Wells Fargo Bank Minnesota, N.A.
South St. Paul, Minnesota

ANNUAL MEETING
June 18, 2002, 10:00 a.m.
The Jefferson Hotel
Franklin and Adams Streets
Richmond, Virginia

FORM 10-K
Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information and will be available in June.

A copy of this report may be obtained without charge upon request to:

OFFICE OF THE CORPORATE SECRETARY
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233-1464

SHAREHOLDER INQUIRIES
Office of Financial Relations
(804) 527-4000, extension 2077

SECURITIES ANALYST INQUIRIES
Ann M. Collier
Vice President
Financial and Public Relations
(804) 527-4058

Celeste C. Gunter
Director of Investor Relations
Circuit City Group
(804) 418-8237

Lela D. Barrett
Director of Investor Relations
CarMax Group
(804) 935-4591

OUR MARKETS

CIRCUIT CITY MARKETS
(as of February 28, 2002)

ALABAMA
Anniston
Birmingham (2)
Huntsville
Montgomery
Tuscaloosa

ARIZONA
Phoenix (8)
Tucson (2)

ARKANSAS
Ft. Smith (2)
Little Rock (2)

CALIFORNIA
Bakersfield
Chico/Redding (2)
Fresno (3)
Los Angeles (41)
Palm Springs
Sacramento (5)
Salinas (3)
San Diego (8)
San Francisco (16)
Santa Barbara (2)

COLORADO
Colorado Springs (3)
Denver (8)
Grand Junction

CONNECTICUT
Hartford (4)

FLORIDA
Fort Myers (3)
Gainesville (2)
Jacksonville (4)
Miami (9)
Orlando (7)
Panama City
Pensacola (3)
Tallahassee
Tampa (10)
West Palm Beach (7)

GEORGIA
Albany
Atlanta (16)
Augusta
Columbus
Macon
Savannah

HAWAII
Honolulu

IDAHO
Boise
Idaho Falls

ILLINOIS
Champaign/Springfield (3)
Chicago (28)
Peoria/Bloomington (2)
Rockford

INDIANA
Evansville
Fort Wayne
Indianapolis (7)
Lafayette
South Bend
Terre Haute

KANSAS
Kansas City (4)
Topeka
Wichita (2)

KENTUCKY
Lexington
Louisville (4)
Paducah (2)

LOUISIANA
Baton Rouge
Lafayette
New Orleans (4)
Lake Charles
Texarkana/Shreveport

MAINE
Bangor
Portland

MARYLAND
Baltimore (6)
Salisbury

MASSACHUSETTS
Boston (14)
Springfield (2)

MICHIGAN
Detroit (11)
Flint (2)
Grand Rapids (6)
Lansing (3)
Traverse City

MINNESOTA
Minneapolis (9)

MISSISSIPPI
Biloxi
Jackson
Tupelo

MISSOURI
Columbia
St. Louis (8)
Springfield

NEBRASKA
Lincoln
Omaha

NEVADA
Las Vegas (4)
Reno

NEW MEXICO
Albuquerque

NEW YORK
Albany
Binghamton
Buffalo (3)
New York (32)
Rochester (3)
Syracuse

NORTH CAROLINA
Charlotte (6)
Greensboro (3)
Greenville/New Bern (2)
Raleigh (5)
Wilmington

OHIO
Cincinnati (6)
Cleveland (9)
Columbus (4)
Dayton (3)
Toledo (2)
Youngstown (2)

OKLAHOMA
Oklahoma City (2)
Tulsa (2)

OREGON
Eugene
Medford
Portland (5)

PENNSYLVANIA
Erie
Harrisburg (4)
Johnstown (3)
Philadelphia (15)
Pittsburgh (5)
Scranton/Wilkes-Barre (3)

RHODE ISLAND
Providence (5)

SOUTH CAROLINA
Charleston
Columbia (2)
Florence (2)
Greenville (4)

TENNESSEE
Chattanooga
Jackson
Tri-Cities (2)
Knoxville (2)
Memphis (2)
Nashville (5)

TEXAS
Abilene
Amarillo
Austin (3)
Beaumont
Corpus Christi
Dallas/Fort Worth (11)
El Paso (2)
Houston (12)
Lubbock
McAllen/Brownsville (2)
Midland/Odessa (2)
San Antonio (3)
Tyler/Longview (3)
Waco (4)
Wichita Falls

UTAH
Salt Lake City (5)

VERMONT
Burlington

VIRGINIA
Charlottesville
Harrisonburg
Norfolk (7)
Richmond (5)
Roanoke (3)
Winchester

WASHINGTON
Seattle (9)
Spokane (2)
Yakima

WEST VIRGINIA
Charleston/
Huntington (2)
Clarksburg (2)
Wheeling (2)

WISCONSIN
Appleton/Green Bay (2)
Madison (2)
Milwaukee (4)

WYOMING
Cheyenne

WASHINGTON, D.C.
Maryland (8)
N. Virginia (9)

CARMAX MARKETS
(as of February 28, 2002)

CALIFORNIA
Los Angeles (3)

FLORIDA
Miami (3)
Orlando (2)
Tampa (2)

GEORGIA
Atlanta (3)

ILLINOIS
Chicago (7)

NORTH CAROLINA
Charlotte
Greensboro
Raleigh

SOUTH CAROLINA
Greenville

TENNESSEE
Nashville

TEXAS
Dallas/Fort Worth (4)
Houston (4)
San Antonio

VIRGINIA
Richmond

WASHINGTON, D.C./ BALTIMORE (5)

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233-1464

CarMax
4900 Cox Road
Glen Allen, Virginia 23060-6295

